Confidential Draft No. 3 as confidentially submitted to the U.S. Securities and Exchange Commission on October 17, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[    ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________________________

I Bella Perfect Inc.
(Exact name of registrant as specified in its charter)

_______________________________

British Virgin Islands	8011	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 16 Jalan Radin Bagus 1, Bandar Baru Seri Petaling, Kuala Lumpur,
57000 Wilayah Persekutuan, Malaysia
+60 3 9055 9277
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_______________________________

[    ]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________________

With a Copy to:

Ying Li, Esq. Lisa Forcht, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 (212) 530-2210	William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 (212) 588-0022

_______________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [ ], 2025

1,875,000 Class A Ordinary Shares

I Bella Perfect Inc.

This is an initial public offering of our class A ordinary shares, no par value (“Class A Ordinary Shares”). Prior to this offering, there has been no public market for our Class A Ordinary Shares or our class B ordinary shares, no par value (“Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Ordinary Shares”). We expect the initial public offering price of our Class A Ordinary Shares to be in the range of $4.00 to $6.00 per share.

We plan to apply to list our Class A Ordinary Shares under the symbol “[*]” on the Nasdaq Capital Market. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

You are purchasing an interest in I Bella Perfect Inc., a British Virgin Islands business company that does not engage in any operations of its own. I Bella Sdn Bhd, I Bella Inspire Sdn Bhd, and I Bella (Setia Alam) Sdn Bhd, the indirect subsidiaries of I Bella Perfect Inc., are private companies limited by shares incorporated and registered under the laws of Malaysia and conduct operations in Malaysia.

We are authorized to issue a maximum of 500,000,000 no par value ordinary shares divided into 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares. As of the date of this prospectus, we have 17,187,500 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Ordinary Share is entitled to one vote on all matters subject to vote at general meetings of our Company, and each Class B Ordinary Share is entitled to 20 votes on all matters subject to vote at general meetings of our Company. Each Class B Ordinary Share is convertible into one fully paid and non-assessable Class A Ordinary Share at any time after the date of issuance of such share at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty (20) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Our Class A Ordinary Shares are not convertible into our Class B Ordinary Shares under any circumstances. Only our Class A Ordinary Shares are tradable on the market immediately after our listing on Nasdaq. This voting structure may discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Our dual class share structure with different voting rights may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.” We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case, the market price and liquidity of the Class A Ordinary Shares could be adversely affected. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.”

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying our Class A Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. We have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Our Being an “Emerging Growth Company”” for examples of the reduced public reporting requirements. This may affect the quality of our disclosure and make our Class A Ordinary Shares less attractive to investors. Please read the disclosures beginning on page 5 of this prospectus for more information.

On May 8, 2025, our Chief Executive Officer, director, and Chairperson of the Board of Directors, Yen Tsing Then, and Poh Mei Lai, an individual, entered into a person acting in concert agreement (the “PAC Agreement”). The PAC Agreement stipulates that the parties thereto shall act in concert in relation to all shareholder matters, and in the case of a disagreement between the parties, Yen Tsing Then shall have a controlling vote. The PAC Agreement will remain in force and effect until only one party remains a shareholder. If any party transfers its shares, unless waived in writing by the other party, the transferee will be bound by the agreement.

As of the date of this prospectus, our issued and outstanding Ordinary Shares consist of 17,187,500 Class A Ordinary Shares, representing 17,187,500 votes, and 2,500,000 Class B Ordinary Shares, representing 50,000,000 votes, totaling 67,187,500 votes. As of the date of this prospectus, Yen Tsing Then beneficially owns 4,010,729 Class A Ordinary Shares, and Poh Mei Lai beneficially owns 6,719,531 Class A Ordinary Shares and all 2,500,000 Class B Ordinary Shares. Pursuant to the PAC Agreement, together, Yen Tsing Then and Poh Mei Lai beneficially own 10,730,260 Class A Ordinary Shares and all 2,500,000 Class B Ordinary Shares, representing 60,730,260 votes, accounting for approximately 90.39% of the aggregate voting power of our issued and outstanding Ordinary Shares.

To continue to control the outcome of matters submitted to shareholders for approval after this offering, including the election of directors, any amendment of the memorandum and articles of association, and approval of certain major corporate transactions in accordance with the BVI Act, Yen Tsing Then and Poh Mei Lai must collectively retain beneficial ownership of more than 50% of the aggregate voting power of our issued and outstanding Ordinary Shares. Following the completion of this offering, Yen Tsing Then and Poh Mei Lai will beneficially own approximately 87.94% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the underwriters’ Over-Allotment Option (as defined herein), or approximately 87.58%, assuming full exercise of the underwriter’s Over-Allotment Option (as defined herein).

Together, Yen Tsing Then and Poh Mei Lai have, and will continue to have, the ability to control matters requiring shareholder approval following the completion of this offering. As a result, this concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future. See “Risk Factors — Risks Relating to this Offering and the Trading Market — After the completion of this offering, share ownership will remain concentrated in the hands of our largest shareholders, who will continue to be able to exercise a direct or indirect controlling influence on us.” As such, we will be deemed to be a “controlled company” under Nasdaq Marketplace Rules 5615(c). However, even if we are deemed to be a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Marketplace Rules. See “Risk Factors” and “Management — Controlled Company”” for examples of the corporate governance exemptions afforded to a “controlled company”.

In addition, as a foreign private issuer, the Nasdaq Marketplace Rules allow us to follow corporate governance practice in our home country, the British Virgin Islands, with respect to appointments to our board of directors and committees in lieu of Nasdaq corporate governance rules. Although we do not intend to rely on the foreign private issuer exemption under the Nasdaq Marketplace Rules, we may elect to rely on this exemption after we complete this offering.

See “Risk Factors — Risks Relating to this Offering and the Trading Market — Because we are a foreign private issuer and are exempt from certain corporate governance standards established by the national securities exchanges that are applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer” on page 25 of this prospectus. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

	Per Share	Total Without Over- Allotment Option(1)	Total With Over- Allotment Option
Initial public offering price(2)	$	$	$
Underwriters’ discounts(3)	$	$	$
Proceeds to our company before expenses(4)	$	$	$

____________

(1)      We have agreed to grant to the underwriters a 45-day option to purchase up to 15% of the aggregate number of the Class A Ordinary Shares sold in the offering (the “Over-Allotment Option”).

(2)      Assumes an initial public offering price of $4.00 per Class A Ordinary Share, the lower end of the range set forth on the cover page of this registration statement.

(3)      Represents underwriting discounts equal to 7% per Class A Ordinary Share. Does not include an unaccountable expense allowance equivalent to one percent (1%) of the gross proceeds received by the Company from the sales of the Class A Ordinary Shares in this offering payable to the underwriters, excluding the Over-Allotment Option. See “Underwriting” for a description of compensation payable to the underwriters.

(4)      Excludes fees and expenses payable to the underwriters. The total estimated expenses related to this offering are set forth in the section entitled “Expenses Relating to This Offering”.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares if any such Class A Ordinary Shares are taken.

The underwriters expect to deliver the Class A Ordinary Shares against payment in U.S. dollars in New York, New York on or about [    ], 2025.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [    ], 2025

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Class A Ordinary Shares is made to the public in the British Virgin Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Until and including [__], 2025 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “Board” are to our board of directors;

•        “BVI” are to the British Virgin Islands;

•        “BVI Act” are to the BVI Business Companies Act, 2004 (as amended);

•        “CEO” are to our chief executive officer;

•        “CFO” are to our chief financial officer;

•        “Class A Ordinary Shares” are to the Class A ordinary shares of I Bella Perfect Inc., no par value;

•        “Class B Ordinary Shares” are to the Class B ordinary shares of I Bella Perfect Inc., no par value;

•        “cosmetics” are to any substance or preparation intended to be placed in contact with the various external parts of the human body (including epidermis, hair system, nails, lips and external genital organs) or with the teeth and the mucus membranes of the oral cavity with a view exclusively or mainly to cleaning them, perfuming them, changing their appearance or correcting body odors, protecting them or keeping them in good condition, as defined under the Control of Drugs and Cosmetics Regulations 1984 (see “Regulations — Regulations Related to the Supervision over Pharmaceuticals and Medical Services in Medical Institutions in Malaysia”);

•        “Group” are to I Bella Perfect Inc., I Bella Perfect Holdings Limited, and I Bella (as defined below) and its subsidiaries, collectively;

•        “housemanship” are to the period of training undertaken by holders of a qualifying medical degree in resident medical practice for the purpose of becoming a fully registered medical practitioner, as defined under section 2 of the Medical Act 1971;

•        “I Bella” are to I Bella Sdn Bhd, a private company limited by shares incorporated and registered under the laws of Malaysia, which is a wholly owned subsidiary of I Bella Perfect Holdings with a registration number of 201301022992 (1052821-P);

•        “I Bella Group” are to I Bella, IBI (as defined below) and IBSA (as defined below), collectively;

•        “I Bella Perfect” are to I Bella Perfect Inc., a BVI business company limited by shares incorporated and registered under the laws of the BVI with a company number of 2176271;

ii

•        “I Bella Perfect Holdings” are to I Bella Perfect Holdings Limited, a BVI business company limited by shares incorporated and registered under the laws of the BVI, which is a wholly owned subsidiary of I Bella Perfect with a company number of 2176268;

•        “IBI” or “I Bella Inspire” are to I Bella Inspire Sdn Bhd, a private company limited by shares incorporated and registered under the laws of Malaysia, which is a wholly owned subsidiary of I Bella with a registration number of 202301036381 (1530304-H);

•        “IBSA” or “I Bella Setia Alam” are to I Bella (Setia Alam) Sdn Bhd, a private company limited by shares incorporated and registered under the laws of Malaysia, which is a wholly owned subsidiary of I Bella with a registration number of 202101015960 (1416260-W);

•        “Insolvency Act” are to the BVI Insolvency Act, 2003 (as amended);

•        “minimally invasive procedure” are to a procedure in aesthetic medical services that limits the size and quantity of incisions and injections needed, thereby reducing wound healing time, associated pain, and risk of infection;

•        “invasive procedure” are to a procedure in aesthetic medical services that require cutting and perforating the inner layer of the human body through the use of surgical knifes, ablative lasers, and needles, which include surgical procedures;

•        “MYR” or “RM” are to the Malaysian ringgit, the legal currency of Malaysia;

•        “non-invasive procedure” are to a procedure in aesthetic medical services that does not involve entering the body through surgical incisions;

•        “Nasdaq” are to the Nasdaq Stock Market LLC;

•        “Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares, collectively;

•        “SEC” are to the U.S. Securities and Exchange Commission;

•        “U.S. dollars,” “$,” “USD,” “US$” and “dollars” are to the legal currency of the United States; and

•        “we,” “us,” “our,” “our Company,” or the “Company” are to I Bella Perfect or I Bella Perfect Holdings, as the case may be.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their Over-Allotment Option.

I Bella Perfect is a BVI business company limited by shares, incorporated and registered under the BVI Act. Our business is mainly conducted by our Malaysian subsidiary, I Bella, using the RM. Our reporting currency is the RM. This prospectus contains translations of RM into U.S. dollars solely for the convenience of the reader.

Translations of balances in the statement of financial position, statement of profit or loss and other comprehensive income, statement of changes in shareholders’ equity and statement of cash flows from RM into USD as of March 31, 2025 are solely for the convenience of the readers and are calculated at the evening middle rate of USD1.00 = RM4.432 as of March 31, 2025, as published by the Central Bank of Malaysia on its Exchange Rates’ website https://www.bnm.gov.my/exchange-rates. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Class A Ordinary Shares.

Overview

Through I Bella and its two subsidiaries, IBI and IBSA, we are principally involved in the provision of aesthetic medical services in Malaysia, including facial and skin treatments, as well as body and face contouring. We also sell skincare products as part of our business. We operate three aesthetic medical clinics located in the central and southern regions of Malaysia, namely at Kuala Lumpur (“Bella Clinic”), Selangor (“Bella Clinic Iconic”), and Johor (“Bella Clinic Inspire”). Established in 2013, Bella Clinic serves as our headquarters, with the later establishment of Bella Clinic Iconic in 2023 and Bella Clinic Inspire in 2024, as we grew and expanded our operations. For the fiscal year ended March 31, 2025, the percentage of repeat customers for Bella Clinic, Bella Clinic Iconic, and Bella Clinic Inspire was 32.13%, 39.18%, and 35.92%, respectively.

For the fiscal year ended March 31, 2025, Bella Clinic served 3,407 customers with sales of RM11,703,669, representing 62.9% of our total revenue; Bella Clinic Iconic served 1,020 customers with sales of RM3,547,633, representing 19.1% of our total revenue; and the newly opened Bella Clinic Inspire in Johor served 1,558 customers with sales of RM3,344,126, accounting for 18.0% of our total revenue.

For the fiscal year ended March 31, 2024, Bella Clinic served 3,959 customers with sales of RM13,946,705, representing 92.0% of group revenue; Bella Clinic Iconic served 644 customers with sales of RM1,208,908, contributing 8.0%.

We generate revenue through two sources: (i) aesthetic medical services and (ii) sale of skincare products. For the fiscal year ended March 31, 2025, we generated RM18,014,737 ($4,064,697) from aesthetic medical services and RM580,691 ($131,022) from the sale of skincare products, contributing to 96.9% and 3.1% of our total revenue, respectively. For the fiscal year ended March 31, 2024, we generated RM14,329,911 ($3,233,283) from aesthetic medical services and RM825,702 ($186,305) from the sale of skincare products, contributing to 94.6% and 5.4% of our total revenue, respectively.

In our aesthetic medical service offerings, we specialize in the performance of non-invasive and minimally invasive procedures. We do not offer invasive procedures such as plastic surgery. The non-invasive procedures focus on enhancing skin and body care without penetration of the skin, including those procedures relating to skin care, slimming, body care, and wellness. The minimally invasive procedures involve treatments that target deeper layers of the skin or that use injections, including skin tightening, botulinum toxin (BOTOX® or “Botox”) injections, filler injections, and laser treatments.

We also offer skincare products such as facial cleansers and creams. These products are formulated and manufactured by original equipment manufacturers (OEMs) based on our requirements, with our input in the selection of particular ingredients.

All treatments are performed by our aesthetic physicians who are certified by a Letter of Credentialing and Privileging (“LCP”), a national certification for medical practitioners. In addition to such certification, we require our aesthetic physicians to have completed a 5-year medical degree followed by 6 years of professional experience, to ensure that our aesthetic physicians are highly skilled and experienced. We have one LCP-certified aesthetic physician staffed at each of our clinics, each of which has no fewer than seven years of professional experience.

For the fiscal year ended March 31, 2025, we had revenue of RM18,595,428 ($4,195,719). For the fiscal year ended March 31, 2024, we had revenue of RM15,155,613 ($3,419,588).

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

•        experienced and highly skilled team of medical professionals;

•        strict safety and quality control;

•        quality treatment; and

•        high service quality.

Growth Strategies

We intend to grow our business using the following key strategies:

•        expansion of our operations;

•        expansion of our aesthetic medical team; and

•        purchase of new medical machines and equipment.

Corporate History and Structure

I Bella was established on July 4, 2013, as a private company limited by shares organized under the laws of Malaysia. I Bella holds 100% of the equity interests in the following entities: (i) IBSA, which was established in Malaysia on April 28, 2021, as a wholly owned subsidiary of I Bella; and (ii) IBI, which was established in Malaysia on September 18, 2023, as a wholly owned subsidiary of I Bella.

In contemplation of this offering, we completed a reorganization of our corporate structure (the “Reorganization”) in the following steps:

•        on May 8, 2025, we incorporated I Bella Perfect as a BVI business company limited by shares, incorporated and registered under the laws of the BVI;

•        on May 8, 2025, we incorporated I Bella Perfect Holdings as a BVI business company limited by shares, incorporated and registered under the laws of the BVI;

•        on June 19, 2025, I Bella Perfect Holdings acquired 100% of the equity interests in I Bella from its original shareholders(1). Consequently, I Bella Perfect Holdings, through a restructuring which is accounted for as a reorganization of entities under common control, became the holding company of I Bella;

•        on July 20, 2025, I Bella Perfect issued 2,500,000 Class B Ordinary Shares to Arrow Peak Sdn Bhd.; and

•        on July 20, 2025, I Bella Perfect acquired 100% of the equity interests in I Bella Perfect Holdings from its existing shareholders through a share swap agreement by way of allocating 17,187,500 Class A Ordinary Shares to the existing shareholders based on their respective proportional shareholdings in I Bella Perfect Holdings. Consequently, I Bella Perfect, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all other entities mentioned above.

____________

(1)      The original shareholders of I Bella were: (1) Ms. Yen Tsing Then, (2) Arrow Peak Sdn Bhd, and (3) Grandhill Partners Ltd.

The following chart illustrates our corporate structure upon completion of this offering, based on (1) a total of 17,187,500 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares issued and outstanding immediately prior to the completion of this offering, and (2) 1,875,000 Class A Ordinary Shares to be sold in this offering, assuming no exercise of the underwriters’ Over-Allotment Option. All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders, given that each holder of Class B Ordinary Shares will be entitled to 20 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share. The list of shareholders and the specific shareholding structure may change prior to the completion of this offering.

For more information on our corporate history, please refer to “Corporate History and Structure.”

____________

(1)      Represents 1,595,745 Class A Ordinary Shares directly held by Yen Tsing Then, our CEO, director, and Chairperson of the Board.

(2)      Represents 2,414,984 Class A Ordinary Shares held by MVdeal Inc. MVdeal Inc is a company incorporated in BVI on May 8, 2025 and having its registered address at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. Its ultimate control person is Yen Tsing Then.

(3)      Represents 5,869,531 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares held by Arrow Peak Sdn Bhd. Arrow Peak Sdn Bhd is a company incorporated in Malaysia on October 14, 2022 and having its registered address at 27-2, Jalan 109E, Jalan Desa Off Jalan Klang Lama, Taman Desa, 58100 Kuala Lumpur, Wilayah Persekutuan. Its ultimate control person is Poh Mei Lai. As of the date of this prospectus, Wei Keong Ho, the spouse of Poh Mei Lai, holds 850,000 Class A Ordinary Shares through Silkstream Inc. For purposes of Sections 13(d) and 13(g) of the Securities Act, Poh Mei Law may be deemed to beneficially own an aggregate of 6,719,531 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares.

(4)      Represents an aggregate of 7,307,240 Class A Ordinary Shares held by ten minority shareholders, each one of which holds less than 5% of our Class A Ordinary Shares as of the date of this prospectus.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

•        we depend significantly on the strength of our brand and reputation, and any damage to our brand or reputation could materially and adversely impact our business and results of operations (see page 10 of this prospectus);

•        we conduct our business in a heavily regulated industry and incur ongoing compliance costs as well as face penalties for non-compliance (see page 11 of this prospectus);

•        our internal control system and compliance team may not be able to prevent all possible non-compliance incidents (see page 11 of this prospectus);

•        we are subject to customer complaints, claims and legal proceedings in the regular course of our operations from time to time, which could result in significant costs and materially and adversely affect our brand image, reputation and results of operations (see page 11 of this prospectus);

•        if we are unable to recruit and retain an adequate number of managers, doctors, and other support staff in our clinics, our service quality and business may suffer (see page 12 of this prospectus);

•        if our physicians and other medical professionals do not obtain and maintain appropriate licenses, we may be subject to penalties against our clinics, which could adversely affect our business (see page 12 of this prospectus);

•        we may fail to maintain the quality of the cosmetics, treatment equipment, injection materials, and skincare products we use. If these products do not meet the required standards, we could be exposed to liabilities and our business operations and reputation could suffer (see page 13 of this prospectus);

•        we rely on a limited number of suppliers to provide us with the medical materials and equipment we use in our services. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations (see page 14 of this prospectus); and

•        our business, financial condition, results of operations and prospects may be adversely affected by an unfavorable market perception of the overall aesthetic medicine industry (see page 14 of this prospectus).

Risks Relating to this Offering and the Trading Market

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the trading market, including, but not limited to, the following:

•        after the completion of this offering, share ownership will remain concentrated in the hands of our largest shareholders, who will continue to be able to exercise a direct or indirect controlling influence on us (see page 19 of this prospectus);

•        since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders (see page 20 of this prospectus);

•        if we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected (see page 22 of this prospectus);

•        we will incur substantial increased costs as a result of being a public company (see page 22 of this prospectus);

•        we do not intend to pay dividends for the foreseeable future (see page 24 of this prospectus);

•        the market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price (see page 24 of this prospectus);

•        because we are a foreign private issuer and are exempt from certain corporate governance standards established by the national securities exchanges that are applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer (see page 25 of this prospectus);

•        if we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them (see page 26 of this prospectus);

•        because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investors’ confidence in us and our Class A Ordinary Shares (see page 27 of this prospectus);

•        you may have difficulty enforcing judgments against us (see page 27 of this prospectus);

•        the laws of the BVI may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (see page 27 of this prospectus);

•        you may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders (see page 28 of this prospectus);

•        recently introduced economic substance legislation of the BVI may adversely impact us or our operations (see page 28 of this prospectus); and

•        Our dual-class capital structure may adversely affect the trading market for our Class A Ordinary Shares. (see page 20 of this prospectus).

Corporate Information

Our principal executive office is located at No. 16 Jalan Radin Bagus 1, Bandar Baru Seri Petaling, Kuala Lumpur, 57000 Wilayah Persekutuan, Malaysia, and our phone number is +603-9055 9277. Our registered office in the BVI is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110. We maintain a corporate website at https://bellaclinic.my/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. Our agent for service of process in the United States is [    ].

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Class A Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Nasdaq listing rules provide that a foreign private issuer may follow the practices of its home country, which for us is the British Virgin Islands, rather than the Nasdaq rules as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. Although we do not currently intend to take advantage of these exceptions to the Nasdaq corporate governance rules, we may in the future take advantage of one or more of these exemptions. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Because we are a foreign private issuer and are exempt from certain corporate governance standards established by the national securities exchanges that are applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.”

Implications of Our Being a Controlled Company

For as long as Yen Tsing Then and Poh Mei Lai collectively retain beneficial ownership of more than 50% of the aggregate voting power of our issued and outstanding Ordinary Shares, we will be deemed to be a “controlled company” within the meaning of the Nasdaq listing rules under Nasdaq Marketplace Rules 5615(c). Following the completion of this offering and pursuant to the PAC Agreement, Yen Tsing Then and Poh Mei Lai will together beneficially own approximately 87.94% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the underwriters’ Over-Allotment Option, or approximately 87.58%, assuming full exercise of the underwriters’ Over-Allotment Option. As a result, together, Yen Tsing Then, and Poh Mei Lai will have the ability to control matters requiring shareholder approval. As such, we will be deemed to be a “controlled company” under Nasdaq Marketplace Rules 5615(c). As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees be selected or recommended solely by independent directors; and

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed to be a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

THE OFFERING

Securities offered by us

1,875,000 Class A Ordinary Shares (or 2,156,250 Class A Ordinary Shares if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full within 45 days of the date of this prospectus)

Over-Allotment Option

We have granted the underwriters the right, exercisable for 45 days from the closing date of the offering, to purchase up to an aggregate of 281,250 additional Class A Ordinary Shares to cover the Over-Allotment Option at the initial public offering price, less underwriting discounts.

Offering price:	We currently estimate that the initial public offering price will be in the range of $4.00 to $6.00 per Class A Ordinary Share.
Number of Class A Ordinary Shares issued and outstanding before this offering:	17,187,500 Class A Ordinary Shares. See “Description of Shares” for more information.
Number of Class A Ordinary Shares issued and outstanding immediately after this offering:

19,062,500 Class A Ordinary Shares (or 19,343,750 Class A Ordinary Shares if the underwriters exercises their option to purchase additional Class A Ordinary Shares in full within 45 days of the date of this prospectus).

Number of Class B Ordinary Shares issued and outstanding before this offering:	2,500,000 Class B Ordinary Shares
Number of Class B Ordinary Shares issued and outstanding immediately after this offering:	2,500,000 Class B Ordinary Shares
Listing

We plan to apply to have our Class A Ordinary Shares listed on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list our Class A Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

Proposed Symbol	“[ ]”
Transfer Agent	[ ]
Use of proceeds

We intend to use the net proceeds from the offering for (1) establishing new aesthetic medical clinics, (2) marketing expenses, (3) purchasing new medical machines and equipment, and (4) working capital and other general corporate purposes. See “Use of Proceeds” on page 32 for more information.

Lock-up

We, all of our directors, officers, and holders of 5% or more of our issued Class A Ordinary Shares have agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of six months after the closing date of the offering. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors

The Class A Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 10 for a discussion of factors to consider before deciding to invest in our Class A Ordinary Shares.

Voting rights

Each Class A Ordinary Share is entitled to one vote on all matters subject to vote at general meetings of our Company, and each Class B Ordinary Share is entitled to 20 votes on all matters subject to vote at general meetings of our Company.

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders.

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

We depend significantly on the strength of our brand and reputation, and any damage to our brand or reputation could materially and adversely impact our business and results of operations.

Our brand and reputation are critical to our success in the rapidly growing aesthetic medicine industry. We believe that our success and continued growth depends on the public perception of our brand name and our ability to protect and promote our brand name. Many factors which are important to help maintain and enhance our brand, are beyond our control and may negatively impact our brand and reputation. Such factors include:

•        our ability to effectively control the quality of the services performed by our doctors and therapists, and to monitor the performance of such personnel as we continue to expand;

•        our ability to maintain a convenient, standardized and reliable customer experience as customer preferences evolve and as we expand our service offerings; and

•        our ability to increase brand awareness among existing and potential customers through various means of marketing and promotional activities.

Our failure to develop, maintain and enhance our brand and reputation may materially and adversely affect the level of market recognition of, and trust in, our services, which could result in decreased sales and loss of customers leading to a material adverse effect on our results of operations and cash flows.

In addition, while we implement quality control measures with regard to our aesthetic medical services and prioritize health, wellness, and minimum intrusion in our service offerings, allegations against us may appear in online forums and news articles, including claims of medical malpractice, dissatisfaction with treatment results, inappropriate sales tactics, arbitrary treatment service prices, or the use of illegal cosmetics. Any negative review, comment or allegation regarding our company, clinics or services by the media, our customers, our former employees or the public in the media or on online social networks may harm our brand, public image and reputation, which in turn may result in a loss of customers and business partners and have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, our customers may have expectations regarding the degree of improvement of their physical appearance resulting from our services. However, we cannot guarantee the results of our services, since results vary depending on factors such as the medical history of our customers, their adherence to our pre-procedure and post-procedure instructions, their respective responses to procedures, unknown allergies and other factors beyond our control. It is also an inherent risk that the results of our services may lead to undesirable or unexpected outcomes, such as complications and injuries, or our services may otherwise fail to meet our customers’ expectations. Such undesirable or unexpected outcomes may result in customer dissatisfaction, requests for refunds, or complaints, claims or legal actions against us, which may lead to negative publicity. Any negative publicity may adversely harm our brand image and reputation and cause a deterioration in the level of market recognition of and trust in our services, thereby resulting in decreased sales and potential loss of customers and business partners as well as physicians and staff, and therefore have a material adverse effect on our business, results of operations, financial condition and prospects.

We depend significantly on a limited number of LCP-certified aesthetic physicians, and any shortage of such qualified practitioners in Malaysia could materially and adversely impact our ability to maintain our current operations and execute our expansion plans.

Our current operations are dependent on a limited number of LCP-certified aesthetic physicians, with only three such qualified practitioners serving our three existing clinics. This creates significant operational vulnerabilities, as the temporary or permanent loss of any one physician could severely impact our ability to maintain service levels and revenue generation at the affected clinic.

The acute shortage of LCP-certified aesthetic physicians in Malaysia significantly compounds these risks and creates substantial barriers to our growth strategy. This shortage stems from limited training programs, stringent certification requirements, and high demand across the aesthetic medicine industry. The scarcity of qualified practitioners may prevent us from recruiting physicians with the requisite credentials and professional experience to support planned clinic openings, potentially delaying or preventing expansion altogether. Competition for the limited pool of certified physicians may drive compensation costs significantly higher, which could materially impact our profitability and operating margins. If we are unable to recruit locally, we may need to seek qualified practitioners from overseas markets, which would introduce additional costs related to relocation, visa processing, and regulatory compliance, while also extending our recruitment timelines. Any extended recruitment periods could delay revenue generation from new facilities and increase our carrying costs for leased premises and equipment that remain underutilized pending physician availability, which, in turn, could materially and adversely effect on our business, financial condition, and results of operations.

We conduct our business in a heavily regulated industry and incur ongoing compliance costs as well as face penalties for non-compliance.

We conduct our business in a heavily regulated industry. The rules and regulations relate mainly to the licensing of clinics, the quality and the licensing of medical equipment and services, the procurement and usage of cosmetics, and the licensing, practice and number of medical professionals. For more details, please see the section headed “Regulation” in this prospectus. Accordingly, our clinics are subject to periodic license renewal requirements. In addition, any changes in laws and regulations could require us to obtain additional licenses, permits, approvals or certificates, impose additional conditions or requirements for the renewal of the licenses of the clinics, or result in the invalidation of our currently owned licenses.

We cannot guarantee that we will always be in compliance with relevant laws and regulations. Future incidents of non-compliance may result in temporary or permanent suspension of any of the licenses, permits, approvals and certificates necessary for our business. If we fail to obtain or renew any necessary licenses, permits, approvals and certificates, or are found to be non-compliant with any of these laws, regulations or rules, we may be unable to provide relevant aesthetic medical services, suffer reputational harm, face penalties, suspension of operations or even revocation of operating licenses or criminal liability, depending on the nature of the findings, any of which could materially and adversely effect on our business, financial condition, and results of operations.

Our internal control system and compliance team may not be able to prevent all possible non-compliance incidents.

We are subject to a number of regulations pertaining to the licensing of our clinics, the quality and the licensing of medical facilities, equipment and services, the pricing and procurement and usage of cosmetics, and the licensing, conduct and number of medical professionals. We have established internal control processes intended to ensure all of our staff comply with the relevant laws and regulations applicable to us. However, we cannot assure you that such controls will be effective to prevent all instances of non-compliance. Failure of our internal controls could result in dissatisfaction of or harm to our customers, cause consumer disputes or claims, and have a material adverse effect on our business, financial condition and results of operations.

We are subject to customer complaints, claims and legal proceedings in the regular course of our operations from time to time, which could result in significant costs and materially and adversely affect our brand image, reputation and results of operations.

We rely on our doctors and therapists in our clinics to make appropriate decisions regarding the treatment of our customers. However, we cannot assure you that every employee at our clinics will always act in accordance with the appropriate professional standard of care. Any deviation from the appropriate standard of care by our staff, or any failure to properly manage our clinics’ activities, may result in unsatisfactory treatment outcomes or customer injuries. Given the nature of the aesthetic medicine industry and subjectiveness of the level of satisfaction with services provided, we are also susceptible to other types of complaints associated with our services from time to time. These include claims relating to (i) dissatisfaction with our customer service; (ii) disputes over charges; (iii) over-promising of treatment outcome; (iv) dissatisfaction with post-treatment recovery periods; and (v) general dissatisfaction with treatment results. In addition, as the number of treatments we performed has increased over the years as part of our growth, the absolute number of such complaints, allegations and other claims, regardless of merits, may continue to increase. Such complaints, allegations and claims, if not managed properly, could have a material adverse effect on our reputation, business, results of operations, financial condition and prospects.

As of the date of this prospectus, we are not aware of any customer complaints regarding the services or products we have provided, whether made directly to us or lodged with the Ministry of Health of Malaysia. With respect to settlement of customer complaints, customers generally accept complimentary gifts, refunds, services or supplemental operations at no additional cost to settle their complaints. However, we may also be required to pay monetary compensation to settle customer complaints and medical disputes. We may be subject to serious incidents or lawsuits in the future and may not successfully prevent or address all customer complaints in the future. Any complaint, claim or legal proceeding, regardless of merit, if widely disseminated, could affect our corporate image and reputation in the industry, divert management resources and cause us to incur extra costs to handle these complaints and litigation matters. A settlement or successful claim against us can also result in significant costs, damages, compensation and reputational damage and adversely affect our business, results of operations and financial condition.

If we are unable to recruit and retain an adequate number of managers, doctors, and other support staff in our clinics, our service quality and business may suffer.

Our performance is largely dependent on the talent and efforts of highly skilled medical professionals. Our future success will in part depend on our ability to identify, hire and retain highly qualified medical professionals in all areas of our clinics. The recruitment of qualified doctors and therapists is competitive in Malaysia due to their shortage. The near-term supply of specialist physicians is limited due to the length of training required, including academic study and clinical training, as well as additional certification and licensing requirements for certain specialties. Competition for such qualified professionals is intense. We believe that aesthetic medical service professionals’ qualifications and facilities are especially important and generally consider the following key factors when selecting institutions to join: reputation and culture, the efficiency of clinic management, the quality of facilities and support staff, the number of customer visits, compensation, training programs, and location. Our clinics may not effectively compete with other aesthetic service providers or clinics in hiring qualified professionals. If we are unable to successfully recruit or retain seasoned and qualified physicians, our business, financial condition and results of operations may be adversely affected.

Our success is also dependent on our ability to recruit and retain qualified medical institution administrators and medical professionals. It has become increasingly costly to recruit and retain medical professionals in recent years and there is no guarantee that we will be able to recruit and retain sufficient medical professionals in the future. If we do not succeed in attracting an appropriate number of qualified clinic managers, assistants, consultants or other support staff, our service quality and our ability to execute our business strategy may suffer. A shortage of skilled professionals could also require us to pay higher wages, which would reduce our profits and have a material and adverse effect on our operating results and financial performance.

If our physicians and other medical professionals do not obtain and maintain appropriate licenses, we may be subject to penalties against our clinics, which could adversely affect our business.

Medical practice in Malaysia is strictly regulated. Physicians and other medical professionals who practice at medical institutions must hold practicing licenses and may only practice within the scope of their licenses and at the specific medical institutions at which their licenses are registered. Please see “Regulations” for more details.

In practice, it takes some time for physicians and other medical staff to transfer their licenses from one medical institution to another or to add any further service scope to their permitted practices. From time to time, some of our physicians and other medical professionals could be required to make such amendments to their licenses due to changes to the location or nature of their work. We cannot assure you that all of our medical professionals have completed the transfer of their licenses and related government procedures in a timely manner or at all.

In addition, we cannot assure you that our physicians and other medical professionals will always strictly follow the requirements and will not practice outside the permitted scope of their respective licenses. Our failure to properly manage the employment of our physicians and other medical professionals may subject us to administrative penalties against our clinics, which could adversely affect our business.

We may fail to maintain the quality of the cosmetics, treatment equipment, injection materials, and skincare products we use. If these products do not meet the required standards, we could be exposed to liabilities and our business operations and reputation could suffer.

Although we have adopted a series of measures for selecting suppliers, such as maintaining and updating a list of qualified suppliers, we cannot guarantee that all of the cosmetics, treatment equipment, injection materials, and skincare products we use are free of defects or substantially meet the relevant quality standards. If the products provided by our suppliers are defective, of poor quality, or cause any adverse drug reaction, we could be subject to liability claims, complaints or related adverse publicity that could result in the imposition of penalties or even suspension of licenses by relevant authorities or compensation awarded by courts against us. We may also need to find suitable replacement products, which may lower our profit margins and result in delays in services to our customers.

Our suppliers are also subject to extensive laws and regulations. If our suppliers violate applicable laws and regulations, our reputation or procurement may be materially and adversely affected. Pursuant to the Guideline on Good Distribution Practice issued by the National Pharmaceutical Regulatory Division of the Ministry of Health Malaysia, all supplies of medical products and cosmetics must only be purchased from approved suppliers or companies that are authorized by the relevant authorities. In addition, under Malaysia law, only licensed parties may manufacture, import, or wholesale such products, imposing on clinics an obligation to procure only from compliant suppliers. We cannot ensure that all of our suppliers maintain all the licenses required or the validity of their licenses at all times. In addition, we may be exposed to reputational damage or even liabilities for defective goods provided by our suppliers or negative publicity associated with our suppliers, and our results of operations could suffer as a result.

Our success is dependent on the continued popularity of our services and products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner.

The success of our business and operations depends on our ability to continuously offer quality treatments and products that are attractive to consumers. The aesthetic medicine industry is driven in part by fashion and beauty trends and consumer preferences and behavior, which may shift quickly and have been heavily affected by the rapidly increasing use and proliferation of social and digital media by consumers, and the speed with which information and opinions are shared. As industry trends and consumers’ preferences and behavior continue to change, we must also continually work to develop, produce and market new treatments and products, maintain and enhance the recognition of our brand, achieve a favorable mix of treatments and products and refine our approach as to how and where we market and sell our treatments and products.

Our success depends on the appeal of our treatments and products to a broad range of consumers whose preferences and behavior cannot be predicted with certainty and may change rapidly, and on our ability to anticipate and respond in a timely and cost-effective manner to industry trends and consumer preferences and behavior through innovations, service line extensions and marketing and promotional activities, among other things. We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends to guide our service development and to improve customer experience, and to predict and react to industry trends and consumers’ preferences and behavior effectively and efficiently. However, we cannot assure you that we will be able to successfully anticipate and respond to consumers’ preferences and behavior at all times, especially as we continue to broaden our customer base and diversify our service offerings aimed at customers with differing characteristics. If we are unable to anticipate and respond to the changes in industry trends and consumer preferences and behavior, we may fail to continuously develop treatments with wide market acceptance, capture emerging growth opportunities, adopt competitive sales strategies for our existing treatments, or properly predict and manage our inventory. Such failure could also negatively impact our brand image and result in diminished customer experience and brand loyalty. Any of these occurrences could materially and adversely affect our business, prospects and results of operations.

We rely on a limited number of suppliers to provide us with the materials and equipment we use in our services. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of suppliers to provide us with the medical materials and equipment we use in our services, such as injection fillers and laser machines. For the fiscal year ended March 31, 2025, there were four suppliers who accounted for 10% or more of the Company’s total purchases, and such suppliers accounted for approximately 22%, 14%, 12% and 10% of our total purchase, respectively. For the year ended March 31, 2024, three suppliers accounted for 10% or more of the Company’s total purchases, and such suppliers accounted for approximately 16%, 14%, and 13% of our total purchases. This reliance involves a number of significant risks. Unavailability of medical supplies and interruptions in delivery of medical supplies from our suppliers, which we have no control over, could result in the unavailability of certain of our treatments. Such reliance also means that we are exposed to greater risks related to fluctuations in the quality and price of medical supplies, as any such fluctuations from our significant suppliers will affect a substantial portion of our operations, which we may not be able to mitigate in a short span of time, or at all. This could increase our costs and service pricing or damage our brand reputation, or even subject us to customer complaints or claims.

Our suppliers have no obligation to continue to accept purchase orders from us. Our suppliers may stop selling their products to us on commercially reasonable terms or at all. We may be unable to get them to accept additional orders or engage alternate suppliers on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner.

Identifying reliable suppliers is an extensive process that requires us to evaluate their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices and ensure that they meet our standards. Even if alternate suppliers are available to us or our manufacturers, identifying them is often difficult and time consuming. If we or our manufacturers are unable to obtain an ample supply from our existing suppliers or alternative sources of supply, we may be unable to satisfy our customers’ treatment needs, or disrupt customers’ treatment cycles, which could reduce our revenue, subject us to claims for damages, and adversely affect our relationships with our customers. Accordingly, a loss of any of our largest suppliers could have an adverse effect on our business, financial condition, and results of operations.

Our business, financial condition, results of operations and prospects may be adversely affected by an unfavorable market perception of the overall aesthetic medicine industry.

The aesthetic medicine industry and relevant aesthetic medical services have been gaining popularity in recent years. According to our independent market research consultant, Protege Associates Sdn Bhd, the aesthetic medicine market in Malaysia (in terms of revenue) grew from RM687.6 million in 2023 to RM818.3 million in 2024. However, many consumers remained cautious about the risks inherent in aesthetic medical services and procedures. Media influences, peer perceptions, research indicating adverse health effects of aesthetic medicine-related treatment procedures or otherwise could lead to deterioration in the market perception of aesthetic medicine-related treatments and to less demand for aesthetic medical services. In addition, if any allegation surfaces in the media or in social media forums of any accident, ineffectiveness of treatment, poor service standards or mishandling of sensitive personal information by any operator of aesthetic medical services, regardless of merit, the entire aesthetic medicine industry and any industry participant, including us, could experience reputational harm. Our business, financial condition, results of operations and prospects may be materially and adversely affected as a result.

We face intense competition, and if we do not compete successfully against new or existing competitors, we may lose our market share and our profitability may be adversely affected.

We compete with private aesthetic hospitals and aesthetic medical clinics and aesthetic medical departments in public general hospitals located in the same geographic areas as our clinics. We also compete against unlicensed beauty centers that offer aesthetic medical procedures similar to those we provide. These unlicensed operators may offer services at significantly lower prices due to lower operating costs, minimal or no regulatory compliance expenses, no licensed physician requirements nor proper medical equipment standards. Competition from unlicensed operators may pressure us to reduce pricing or cause customers to choose unlicensed alternatives, which could materially impact our revenue and profitability. Additionally, if unlicensed centers experience adverse events from improperly performed procedures, it could negatively impact public perception of the entire aesthetic medicine industry, potentially reducing overall demand for our services. We also expect to compete with future market entrants, as the rapid growth of the aesthetic medicine industry in Malaysia may attract more domestic or international entrants. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources and may be able to mimic and adopt our business model. We compete for customers primarily on the basis of the price, quality, and effectiveness of treatments offered. We cannot assure you that we will be able to successfully compete against new or existing competitors. Any inability to successfully compete with new or existing competitors may prevent us from increasing or sustaining our revenue and profitability level and result in a loss of market share.

If we are unable to adapt to changing aesthetic medical trends and our customers’ changing needs, we will not be able to compete effectively, which may materially and adversely affect our business, financial condition and results of operations.

The aesthetic medicine market requires us to closely monitor the trends in the market and the needs of our customers, which may require us to introduce new products, technologies, devices, solutions, service categories and treatment procedures and enhance our existing services and procedures. We also maintain active dialogue and exchange information with experts from aesthetic medical institutions overseas, including those in the United States, Europe, Singapore, Japan, and South Korea. This enables us to learn and adopt new aesthetic medical solutions, standards, and technologies, allowing us to access the latest advancements in aesthetic medicine and respond quickly and cost-effectively to our customers’ evolving needs. Our aesthetic physicians regularly attend courses held by these institutions to stay informed and acquire new skills. We may be required to incur development and acquisition costs to keep pace with new technologies, implement technological innovations or to replace obsolete technologies. If we fail to identify, develop and introduce new products, solutions, service categories, features, enhancements and technologies on a timely and cost-effective basis, demand for our services may decrease and we may not be able to compete effectively or attract customers, which may materially and adversely affect our business and results of operations.

Our revenue is particularly sensitive to changes in local and global economic conditions.

Demand for our aesthetic medical services and the resulting spending by our customers are particularly sensitive to changes in general economic conditions and our customers’ disposable incomes. We cannot assure you that the local economy in the places where we operate can sustain stable growth in consumer spending. In addition, international political events, international trade disputes, and other business interruptions, including recent shifts in U.S. trade policies imposing increased tariffs on goods imported from China and other regions, could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers and suppliers. Political uncertainty surrounding international trade disputes and the potential of their escalation to a trade war and global recession could have a negative effect on customer confidence and consumer decisions, which could dampen the aesthetic medicine industries. During periods of economic downturn, people may reduce their spending on aesthetic medical services, which may materially and adversely affect our ability to generate revenue from these services, and our financial condition and results of operations. The current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our customers, and we cannot provide any assurances as of the date of this prospectus as to whether such actions will occur or the form that they may take.

If we are unable to manage our growth effectively, we may not be able to capitalize on new business opportunities and our business and financial results may be materially and adversely affected.

We have significantly expanded our business in the past few years. In addition to our headquarters, Bella Clinic, we opened two new clinics in the past five years: Bella Clinic Iconic in 2023 and Bella Clinic Inspire in 2024. Our organization may become larger and more complex with the addition of clinics in the future. Our expansion may require a significant amount of time from our management and substantial operational, financial and other resources. To manage our growth and expansion, and to attain and maintain profitability, we will continue to place significant demands on our management and on our administrative, operational and financial personnel and infrastructure. Our success also depends on our ability to recruit, train and retain additional qualified management personnel and professionals as well as other administrative, sales and marketing personnel. To accommodate our growth, we need to continue managing our relationships with our suppliers and customers. All of these endeavors will require substantial management attention and effort and significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business and financial results.

Newly opened and acquired clinics may not achieve operating results as anticipated, which could materially and adversely affect our results of operations.

It typically takes newly opened and acquired clinics a period of time to achieve a utilization rate comparable to our existing clinics, due to factors such as time needed to build customer awareness in the local community and to integrate new clinics’ operations into our existing infrastructure. Additionally, a portion of the sales at a newly opened clinic may be attributed to existing customers shifting from an existing location at which they receive services to the new clinic rather than representing an increase in overall sales. We have experienced this customer migration pattern in our recent expansion. Following the opening of our Johor clinic in June 2024, customers from Johor who previously visited our Kuala Lumpur clinic began frequenting the Johor clinic instead. As a result, for the fiscal year ended March 31, 2025, sales at the Kuala Lumpur clinic decreased by RM962,751, while sales at the Johor clinic increased by RM891,297, as compared to the fiscal year ended March 31, 2024 representing a net decrease in overall revenue despite the new clinic opening. This customer migration between our clinic locations can result in revenue cannibalization that reduces the net financial benefit of our expansion investments and may lead to lower than expected returns on our capital investments in new clinics. The opening and acquisition of new clinics involve regulatory approvals and reviews by various authorities in Malaysia, including health authorities. We may not be able to obtain all the required approvals, permits or licenses for opening and acquisitions of clinics in a timely manner or at all. We may not be able to fully utilize the newly opened and acquired clinics as anticipated due to our inability or material delay in obtaining the required approvals, permits or licenses and any substantial increase in costs to ramp up operations and utilization. In addition, the operating results generated at the newly opened and acquired clinics may not be comparable to the operating results generated at any of our existing clinics. The clinics may even operate at a loss, which could materially and adversely affect our results of operations. As a consequence, our results of operations may fluctuate from year to year. For details of our expansion plans, see “Business — Growth Strategies.” Therefore, period-to-period comparisons of our operating results may not be meaningful, and you should not rely on them to predict our future performance or the price of our Class A Ordinary Shares.

If we fail to obtain sufficient funding for our growth strategies, our business and growth prospects may be adversely affected.

We believe that our current cash and cash equivalents, anticipated cash flow from operations, available credit facilities, and the net proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this prospectus. We may, however, require additional cash resources to finance our continued growth or other future developments, including any marketing initiatives or investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of any of our new clinic openings, investments any acquired clinics, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing. To the extent that we raise additional financing by selling additional equity, our shareholders may experience dilution. To the extent we engage in debt financing, the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may, among other things, restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service the debt obligations or are unable to comply with such debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, some of which are beyond our control, including general economic and capital market conditions, credit availability from banks or other lenders, the consents of our prior creditors, receipt of necessary government approvals, investors’ confidence in us, the performance of the aesthetic medicine industry in general, and our operating and financial performance in particular. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all. In the event that financing is not available or is not available on terms acceptable to us, our business, results of operations and growth prospects may be adversely affected.

Our historical financial and operating results may not be indicative of future performance, and we may not be able to achieve and sustain the historical level of revenue and profitability.

Our historical results may not be indicative of future performance. Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the future price of the Class A Ordinary Shares to decline. Our revenue, cost, expenses and operating results may vary from period to period in response to a variety of factors beyond our control, including general economic conditions, new trends in the aesthetic medical market and our ability to control costs and operating expenses. Our operations largely depend on our ability to retain current customers and attract new ones, encourage more spending by our customers, continue adopting innovative technologies and introducing new services in response to customer demand, increase brand awareness through marketing and promotional activities and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of them in the future. We believe that period-to-period comparisons of our operating results during the past two years may not be indicative of our future performance, and you should not rely on them to predict the future performance of our operating results or Class A Ordinary Shares.

We could be exposed to risks related to our management of customers’ medical data.

Our clinics collect and maintain medical data and treatment records of our customers. We have taken measures to maintain the confidentiality of our customers’ medical records, including encrypting such information in our information technology system so that it cannot be viewed without proper authorization and setting internal rules requiring our employees to maintain the confidentiality of our customers’ medical records. However, these measures may not always be effective in protecting our customers’ medical records. Our information technology systems could be breached through hacking. Personal information could be leaked due to any theft or misuse of personal information due to misconduct or negligence. In addition, although we do not make the customers’ medical records available to the public, we use such data on an aggregated basis after redacting personally identifiable information for marketing purposes. Although we believe our current usage of customers’ medical records is in compliance with applicable laws and regulations governing the use of such information, any change in such laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data. Failure to protect customers’ medical records, or any restriction on or liability as a result of our use of medical data, could have a material adverse effect on our business.

A technological failure, security breach or other disruptions of our computer network infrastructure and centralized information technology systems may interrupt our business.

Our computer network infrastructure and information technology systems are critical for our operation, such as billing, financial and budgeting data, customer records and inventory. We regularly maintain, upgrade and enhance the capabilities of our information technology systems to meet operational needs. Any failure associated with our information technology systems, including failure caused by power disruption or loss, natural disasters, computer viruses or hackers, network failures or other unauthorized tampering, may cause interruptions in our ability to provide services to our customers, keep accurate records, and maintain proper business operations, which may adversely affect our business, financial condition and results of operations.

In addition, a variety of our software systems are hosted by third-party service providers whose security and information technology systems are subject to similar risks. The failure of our or our service providers’ information technology could disrupt our entire operation or result in decreased sales, increased overhead costs and product shortages, any of which could have a material adverse effect on our reputation, business, financial condition and results of operations.

The significant amount of advertising and marketing expenses spent on enhancing our brand awareness may not be effective and may adversely affect our results of operations.

Our sales and marketing strategies are key to enhancing our brand awareness. In connection with our growth strategies, we normally increase advertising of our brand through various marketing strategies, such as social media engagement and participation in exhibitions and campaigns to promote our brand. These marketing efforts require significant expenses before newly opened clinics reach expected profit levels, thereby affecting our overall profitability. For the fiscal years ended March 31, 2025 and 2024, our advertisement, marketing, and promotional expenses were RM595,489 ($134,361) and RM157,521 ($35,542), respectively. We expect the trend of increased advertising and marketing spending to continue as we spend on an increasingly diverse array of online and offline marketing events and promotions. If we do not adequately spend on such platforms, or effectively select or utilize the right platforms, we may not generate the desired result from our advertising spending. Moreover, it may take months or several years to implement our sales and marketing strategies and such time requirements may be hard to predict. As a result, we cannot guarantee that our marketing spending or the marketing strategies we have adopted or plan to adopt will have their anticipated effect or will generate sustainable revenue and profit.

Our business depends, in part, on the quality, effectiveness and safety of our products.

We sell skincare products as part of our business. Any loss of confidence on the part of consumers in the ingredients used in our products, whether related to product contamination, product safety or quality failures, actual or perceived, or inclusion of prohibited or restricted ingredients or an improper mixture of ingredients, could tarnish the image of our brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in the suspension of sales or a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image.

If our products are found to be, or be perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors’ products could reduce consumer demand for our products if consumers view them to be similar. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to manufacture products. Any failure by or loss of a third-party manufacturer could result in delays and increased costs.

We do not have manufacturing facilities and are dependent on third-party manufacturers to produce our skincare products. However, there is no assurance that the third-party manufacturers will be able to meet our manufacturing requirements. For third-party manufacturers with whom we have made purchase orders, there is no assurance that we will be able to continue placing such purchase orders with them at reasonable rates, or at all, for the products we wish to source, or that such third-party manufacturers will not default on our orders. For third-party manufacturers with whom we have entered into agreements, there is no assurance that we would be able to renew the agreements or to negotiate new agreements with the third-party manufacturers at reasonable rates or on a timely basis. Other risks include reliance on third-party manufacturers for regulatory compliance, quality assurance, limited ability to manage inventory, and possible breach of the manufacturing agreements or default on purchase orders by third-party manufacturers. If any of our third-party manufacturers suffers damage to facilities, loses benefits under material agreements, experiences power outages, encounters financial difficulties, is unable to secure necessary raw materials or suffers any other reduction in efficiency, we may experience significant business disruption. In the event of any such disruption, we would need to seek and source other qualified third-party manufacturers, which is likely to result in further delays and increased costs.

Our Group may experience significant liability claims or complaints from customers, litigation, and regulatory investigations and proceedings relating to the safety of treatments and skincare products, or adverse publicity involving our services and products, which could adversely affect our financial condition and results of operations.

We face an inherent risk of liability claims or complaints from our customers. As of the date of this prospectus, we have not received any customer complaints as to the services offered by our clinics or our skincare products. However, we cannot assure you that we can successfully prevent or address all complaints as and when they occur.

Any complaints or claims against us, even if meritless and unsuccessful, may divert management’s attention and other resources from our business and adversely affect our business and operations. Customers may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity, including but not limited to, negative online reviews on social media and crowd-sourced review platforms, industry findings, or media reports related to aesthetic medical service quality and safety, public health concerns, illness, injuries, whether or not accurate, and whether or not concerning our services and products, can adversely affect our business, results of operations and reputation.

Despite not having our own manufacturing facilities or engaging in manufacturing activities, we still face potential legal liability due to the nature of our business. For example, customers may assert legal claims against us in connection with personal injuries or illnesses related to the use of treatment materials or devices by our clinics, as a result of which we may be held liable for compensation and penalties associated with consumer protection laws. In addition, we may also be held responsible for other kinds of losses caused by our suppliers or other business partners who fail to comply with applicable product quality rules and safety regulations. Although we may have recourse to the responsible parties for indemnity, our reputation could still be adversely affected. For more details, see “REGULATIONS — Regulations Related to the Supervision over Pharmaceuticals and Medical Services in Medical Institutions in Malaysia.”

Any such claims and lawsuits could also divert management’s time and attention away from our business, regardless of the merits of the claims asserted. In some instances, we may be required or elect to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our financial condition and results of operations. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to medical device quality and safety, commercial, labor, employment, securities or other matters, which could also adversely affect our reputation and results of operations.

As of the date of this prospectus, we are not aware of any warning, investigation, prosecution, dispute, claim or other proceeding in respect of services offered by our clinics or our skincare products, nor have we been punished or can foresee any punishment to be made by any governmental authorities in any domestic or overseas jurisdiction.

Harmful effects or side effects caused by materials used in our aesthetic medical services or skincare products could adversely affect our reputation, the image of our brands, our ability to market and sell our offerings, and our overall financial performance.

Some of the raw materials used in our aesthetic medical services or skincare products may be found to contain harmful substances or undisclosed contaminants due to adulteration or non-compliance by suppliers. Such materials may not be suitable for use in aesthetic procedures or skincare products and may cause undesirable side effects, including allergic reactions, skin irritation, or other health-related complications. We cannot assure you that our suppliers will not, whether intentionally or inadvertently, provide contaminated or substandard raw materials. The quality and safety of our products and treatments could also be compromised if raw materials are spoiled, tampered with, or otherwise mishandled at any stage of production, storage, or transportation.

We cannot guarantee that all defective or potentially harmful materials will be timely identified. Failure to detect and address such defects may result in adverse side effects for clients, triggering product recalls, treatment suspension, liability claims, regulatory investigations, negative media coverage, and penalties from relevant health authorities. Any of these outcomes could significantly impact our reputation, brand perception, business operations, financial results, and future prospects.

Moreover, past safety concerns and scandals in the aesthetic medicine and skincare industries may influence consumer trust and reduce demand for our products and services, further affecting our performance.

Risks Relating to this Offering and the Trading Market

After the completion of this offering, share ownership will remain concentrated in the hands of our largest shareholders, who will continue to be able to exercise a direct or indirect controlling influence on us.

For as long as Yen Tsing Then and Poh Mei Lai collectively retain beneficial ownership of more than 50% of the aggregate voting power of our issued and outstanding Ordinary Shares, we will be deemed to be a “controlled company” within the meaning of the Nasdaq listing rules. Following the completion of this offering and pursuant to the PAC Agreement, Yen Tsing Then and Poh Mei Lai will together beneficially own approximately 87.94% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the underwriters’ Over-Allotment Option, or approximately 87.58%, assuming full exercise of the underwriters’ Over-Allotment Option. As a result, Yen Tsing Then and Poh Mei Lai, acting together, will have significant influence over all matters that require approval by our shareholders, including the appointment and removal of directors and approval of certain significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase Class A Ordinary Shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following this offering, our largest shareholders, Yen Tsing Then and Poh Mei Lai, will continue to own more than 50% of the voting power of our outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

Our dual class share structure with different voting rights may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

We have adopted a dual class share structure such that our authorized ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty (20) votes. Each of our Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Our Class A Ordinary Shares are not convertible into our Class B Ordinary Shares under any circumstances. Only our Class A Ordinary Shares are tradable on the market immediately after our listing on Nasdaq. This voting structure may discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Future issuances of Class B shares may dilute the voting power and economic interests of holders of our Class A shares and could concentrate control with a limited number of shareholders.

We issued 2,500,000 Class B shares to one shareholder of the Company on July 20, 2025. We may issue additional Class B Ordinary Shares in the future, subject to applicable corporate approvals and our constitutional documents. Any future issuance of Class B Ordinary Shares would have a dilutive effect on the existing holders of our Class A Ordinary Shares. Each Class B Ordinary Share carries twenty votes compared to one vote per Class A Ordinary Share, which means that future issuances of Class B Ordinary Shares would concentrate additional voting control with the recipients of such Class B Ordinary Shares and correspondingly reduce the voting power percentage of existing holders of Class A Ordinary Shares. While Class A Ordinary Shares and Class B Ordinary Shares have identical economic rights, any issuance of additional Class B Ordinary Shares would reduce the percentage of economic ownership of existing shareholders on a per-share basis. Future Class B Ordinary Share issuances could further concentrate control of the Company with a limited number of shareholders, potentially limiting the ability of the holders of Class A Ordinary

Shares to influence corporate governance matters. Additional Class B Ordinary Share issuances may also negatively impact the trading price and liquidity of our Class A Ordinary Shares due to the increased voting control disparity between the two classes of shares.

There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Class A Ordinary Shares. We intend to apply to have our Class A Ordinary Shares listed on the Nasdaq Capital Market. An active public market for our Class A Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiations between us and the underwriters, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Class A Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

The price of our Class A Ordinary Shares could be subject to immediate and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those companies with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to immediate and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

The initial public offering price of our Class A Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Class A Ordinary Shares. Consequently, when you purchase our Class A Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of $[    ] per share, assuming an initial public offering price of $4.00, which is the lower end of the estimated range of the initial public offering price set forth on the cover page of this prospectus. See “Dilution.” In addition, you may experience further dilution to the extent that additional Class A Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing the audit of our consolidated financial statements for the fiscal years ended March 31, 2025 and 2024, our management has identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) a lack of sufficient skilled staff with International Financial Reporting Standards (“IFRS”) knowledge and SEC reporting knowledge for the purpose of financial reporting as well as a lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with IFRS and SEC reporting requirements; and (ii) a lack of formal policies and procedures to establish risk assessment process and internal control framework.

Following the identification of the material weaknesses and control deficiencies, we have taken the following remedial measures: (i) engaging a firm providing internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (ii) adopting directors’ resolutions to appoint independent directors, establish an audit committee, and strengthen corporate governance.

We plan to take additional remedial measures, including (i) hiring more qualified accounting personnel with relevant IFRS and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (ii) implementing regular and continuous IFRS accounting and financial reporting training programs for our accounting and financial reporting personnel.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report following the completion of our initial public offering. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We will incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 17,187,500 Class A Ordinary Shares are outstanding before the consummation of this offering and 19,062,500 Class A Ordinary Shares will be outstanding immediately after the consummation of this offering if the underwriters do not exercise their Over-Allotment Option, and 19,343,750 Class A Ordinary Shares will be outstanding immediately after the consummation of this offering if the underwriters exercise their Over-Allotment Option in full. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

Techniques employed by short sellers may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s best interests for the price of the stock to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. These short attacks have, in the past, led to selling of shares in the market.

Public companies have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could be compelled to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our shares could be greatly reduced or rendered worthless.

We do not intend to pay dividends for the foreseeable future.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and subject to limitations under applicable law. Therefore, you are not likely to receive any dividends on your Class A Ordinary Shares for the foreseeable future, and the success of an investment in our Class A Ordinary Shares will depend upon any future appreciation in their value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which our shareholders have purchased our Class A Ordinary Shares. See “Dividend Policy.”

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Class A Ordinary Shares following our initial public offering. If you purchase our Class A Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Class A Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate that we will use approximately 30% of the net proceeds from this offering for establishing new aesthetic medical clinics, approximately 30% of the net proceeds for marketing expenses, approximately 20% of the net proceeds for the purchase of new medical machines and equipment, and the remaining approximate 20% of the net proceeds for working capital needs. See “Use of Proceeds.” Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Class A Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain corporate governance standards established by the national securities exchanges that are applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.

The Nasdaq rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the BVI, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under the Nasdaq rules with respect to certain corporate governance standards which may afford less protection to investors.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq. Following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our articles of association may discourage, delay, or prevent a change in control.

Some provisions of our articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

•        provisions that authorize our board of directors to issue authorized but unissued shares on such terms as our directors may by resolutions of directors determine without any further vote or action by our shareholders; and

•        provisions that restrict the ability of our shareholders to call shareholder meetings.

Additionally, under the laws of the BVI, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our Company and for a proper purpose.

Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Pursuant to the articles of association, our Board may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien; or in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred exceeds four. Class A Ordinary Shares listed on the Nasdaq Capital Market may, at our directors’ discretion, may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on Nasdaq (including, but not limited to, the applicable Nasdaq listing rules). The transfer of a share is only effective once the name of the transferee is entered in the register of members (shareholders).

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Once the Class A Ordinary Shares have been listed, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members will remain with the Depository Trust Company. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Depository Trust Company systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.”

You may have difficulty enforcing judgments against us.

We are incorporated under the laws of the BVI as a business company limited by shares. Currently, all of our operations are conducted in Malaysia, and almost all of our assets are and will be located outside of the United States. In addition, all of our officers and directors are nationals and residents of a country other than the United States, and all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the BVI and of Malaysia may not allow you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

The laws of the BVI may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association (as amended from time to time), by the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law in the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands and from English common law. For example, under the rule established in the English case known as Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors subject to a number of limited exceptions. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the British Virgin Islands) are binding on a court in the British Virgin Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the British Virgin Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

British Virgin Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder, present in person or by proxy, holding not less than 50% of the votes of the shares entitled to vote at such meeting. Unless our directors decide otherwise by a resolution of directors, a shareholder may not attend or vote (in person or by proxy) at any meeting of shareholders (or class of shareholders), or sign or consent to any written resolution of shareholders (or class of shareholders), in respect of any share held by the shareholder unless all calls and other sums currently payable by the shareholder to the Company in respect of the share have been paid in full.

Recently introduced economic substance legislation of the BVI may adversely impact us or our operations.

The British Virgin Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (as amended, the “Substance Law”) came into force in the British Virgin Islands introducing certain economic substance requirements for British Virgin Islands “relevant entities” which are engaged in certain banking, insurance, fund management, financing and leasing, headquarters, shipping, holding company, intellectual property or distribution and service center business (being “relevant activities”) and are in receipt of gross income arising from relevant activities in any relevant financial period. In the case of business companies incorporated before January 1, 2019, the economic substance requirements apply for financial years commencing June 30, 2019.

The economic substance requirements that are imposed include that in-scope companies be directed and managed in the British Virgin Islands, have core income generating activities in the British Virgin Islands, and have an adequate level of employees, expenditures, and premises in the British Virgin Islands. Business companies that carry on holding company business (which means it only holds equity participations in other entities and only earns dividends and capital gains) will be subject to reduced substance requirements.

Based on the Substance Law and announced guidance currently issued, we are currently subject to limited substance requirements applicable to a pure equity holding company. At present, we are only required to confirm we comply with the BVI Act and that we have adequate premises and employees in the British Virgin Islands for passively holding or actively managing the equity participation, but to the extent we are required to increase our substance in the British Virgin Islands due to any regulatory change, it could result in additional costs. Although it is presently anticipated that the Substance Law (including the ongoing EU review of the British Virgin Islands’ implementation of such law), will have minimal material impact on us or our operations, as the legislation and guidance are new and remain subject to further clarification, adjustment, interpretation, and the EU review, it is not currently possible to ascertain the precise impact of these developments on us, for example, whether we could also be treated as carrying out “headquarter business” in the British Virgin Islands (despite our headquarters physically being in Malaysia). It is therefore possible that we may be subject to additional requirements under the Substance Law in the future. Should that occur, it is our intention to seek appropriate advice and take appropriate steps to ensure that we (to the extent we fall within the scope of the Substance Law) are fully compliant.

If we are classified as a passive foreign investment company (“PFIC”), United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed to be a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Considerations — United States Federal Income Taxation — Passive Foreign Investment Company Consequences.”

Our pre-IPO shareholders will be able to sell their shares after the completion of this offering subject to restrictions under Rule 144 under the Securities Act, which could impact the trading price of our Class A Ordinary Shares.

17,187,500 Class A Ordinary Shares are issued and outstanding as of the date of this prospectus. Our pre-IPO shareholders may be able to sell their Class A Ordinary Shares under Rule 144 after the completion of this offering. See “Shares Eligible for Future Sale” below. Additionally, we and our directors, executive officers, and holders of 5% or more of our Class A Ordinary Shares have entered into lock-up agreements for a period of six months from the effective date of the registration statement of which this prospectus forms a part, which restrict the sale or disposition of our Class A Ordinary Shares during this period.

Because these shareholders have paid a lower price per Class A Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price, which could impact the trading price of our Class A Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Class A Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Class A Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering. However, upon expiration of the lock-up agreements, a substantial number of our Class A Ordinary Shares will become eligible for sale in the public market, which could create significant downward pressure on the trading price of our Class A Ordinary Shares and may impact our ability to raise additional capital through equity offerings.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

•        our ability to execute our growth, and expansion, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to attract customers and further enhance our brand recognition;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        the COVID-19 pandemic;

•        trends and competition in our industry; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the aesthetic medicine industry provided or prepared by Protégé Associates Sdn Bhd commissioned by us for such purpose. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The aesthetic medicine industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Class A Ordinary Shares. In addition, the rapidly changing nature of the aesthetic medicine industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated under the laws of the British Virgin Islands because there are certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. The British Virgin Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States.

Substantially all of our assets are located in Malaysia. In addition, all of our directors and officers are nationals or residents of Malaysia, as set forth below, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Name	Position	Nationality	Country of Residence
Yen Tsing Then	CEO, Executive Director and Chairperson of the Board	Malaysian	Malaysia
Yee Keong Cheah	CFO Nominee	Malaysian	Malaysia
Lee Thiam Soon	Independent Director Nominee	Malaysian	Malaysia
Linus Yong Keen Hun	Independent Director Nominee	Malaysian	Malaysia

We have appointed [    ] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Our counsel with respect to the laws of the British Virgin Islands and our counsel with respect to Malaysia law have advised us that there is uncertainty as to whether the courts of the BVI or Malaysia would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI or Malaysia against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Ogier, our counsel as to the laws of the BVI that the BVI does not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the BVI. We have also been advised that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation.

Teh & Lee, our Malaysian legal counsel, has further advised us that there are currently no statutes, treaties, or other forms of reciprocity between the United States and Malaysia providing for the mutual recognition and enforcement of court judgments. Under Malaysian laws, a foreign judgment cannot be directly or summarily enforced in Malaysia. The judgment must first be recognized by a Malaysian court either under applicable Malaysian laws or in accordance with common law principles. For Malaysian courts to accept the jurisdiction for recognition of a foreign judgment, the foreign country where the judgment is made must be a reciprocating country expressly specified and listed in the Reciprocal Enforcement of Judgments Act 1958, Maintenance Orders (Facilities for Enforcement) Act 1949 or Probate and Administration Act 1959. As the United States is not one of the countries specified under the statutory regime where a foreign judgment can be recognized and enforced in Malaysia, a judgment obtained in the United States may still be enforced pursuant to common law principles by commencing fresh proceedings in a Malaysian court. The requirements for a foreign judgment to be recognized and enforceable in Malaysia are: (i) the judgment must be a monetary judgment; (ii) the foreign court must have had jurisdiction accepted by a Malaysian court; (iii) the judgment was not obtained by fraud; (iv) the enforcement of the judgment must not contravene public policy in Malaysia; (v) the proceedings in which the judgment was obtained were not opposed to natural justice; and (vi) the judgment must be final and conclusive.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $4.00 per Class A Ordinary Share, which is the lower end of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us, of approximately $[    ] million if the underwriters do not exercise their Over-Allotment Option, and $[    ] million if the underwriters exercise their Over-Allotment Option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

•        approximately 30% for establishing new aesthetic medical clinics;

•        approximately 30% for marketing expenses;

•        approximately 20% for purchasing new medical machines and equipment; and

•        approximately 20% for working capital and other general corporate purposes, including the recruitment of additional staff.

Each $1.00 increase (decrease) in the assumed initial public offering price of $4.00 per Class A Ordinary Share would increase (decrease) the net proceeds to us from this offering by approximately $[    ], or approximately $[    ] if the underwriters exercise their Over-Allotment Option in full.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

During the fiscal years ended March 31, 2025 and 2024, and from April 1, 2025 to July 20, 2025, I Bella paid dividends of RM2,849,999 ($643,050), RM4,021,591 ($907,399), and RM1,500,000 ($338,448), respectively, to its original shareholders prior to the completion of the Reorganization. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

Subject to the BVI Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think appropriate if they are satisfied, on reasonable grounds, that immediately following the dividend payment the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due (the “Solvency Test”). There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividends.

If, after a dividend is authorized (but before it is paid), our board of directors cease to be satisfied (on reasonable grounds) that the Company will be able to satisfy the Solvency Test after the dividend is paid, then such dividend is deemed not to have been authorized. The directors must notify each shareholder of any dividend authorized by them and no interest accrues on any dividend. If a shareholder fails to claim any dividend for three years after the date on which it was authorized by the directors, the directors may decide by a resolution of directors that the dividend is forfeited for the benefit of the Company.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Malaysia subsidiary, I Bella. Under the Malaysian Companies Act 2016, dividends must be paid out of profit and no dividend shall be paid out if the payment will cause the company to be insolvent. The company, each officer and any other person or individual who contravene this provision commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding five years or to a fine not exceeding RM3,000,000.00 or to both. For the purpose of determining whether a Malaysian company satisfies the solvency test, a company is regarded as solvent if it is able to pay its debts as and when the debts become due within 12 months immediately after the distribution is made.

Additionally, in the event that I Bella incurs debt on its own behalf in the future, the instruments governing the debt may restrict such entity’s ability to pay dividends or make other distributions to us.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Malaysia is under a single-tier tax system. Dividends are generally exempt from income tax in the hands of shareholders, except where a 2% tax applies to individuals on annual Malaysian-sourced dividend income exceeding RM100,000.00. Our Malaysia subsidiary, I Bella, is not required to deduct tax from dividends paid to its shareholder, I Bella Perfect Holdings, and no tax credits will be available for offsetting against the recipient’s tax liability. Further, Malaysia does not impose any withholding tax (i.e., 0%) on dividends paid by Malaysian companies to non-residents. Hence, I Bella is not required to withhold any sum from its dividends for tax withholding purposes. See “Material Income Tax Considerations — Malaysian Enterprise Taxation.”

EXCHANGE RATE INFORMATION

Our business is conducted by our subsidiary, I Bella in Malaysia using RM as functional currency and we maintain our books and records in RM. Capital accounts of our financial statements are translated into U.S. dollars from RM at their historical exchange rates when the capital transactions occurred using the noon middle rate published in Exchange Rate of Bank Negara Malaysia.

Translations of balance in the statement of financial position, statement of profit or loss and other comprehensive income, statement of changes in shareholders’ equity and statement of cash flows from RM into USD as of March 31, 2025 are solely for the convenience of the readers and are calculated at the evening middle rate of USD1.00 = RM4.432 as of March 31, 2025, as published by the Central Bank of Malaysia on its Exchange Rates’ website https://www.bnm.gov.my/exchange-rates. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the Class A Ordinary Shares by us in this offering at the assumed initial public offering price of $4.00 per share, which is the lower end of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us.

	March 31, 2025(1)
	Actual	Actual	As adjusted (Over- allotment option not exercised)	As adjusted (Over- allotment option exercised in full)
	RM	$	$	$
Shareholders’ Equity:
Class A Ordinary Shares, no par value, 450,000,000 Class A Ordinary Shares authorized, 17,187,500 and 19,062,500 Class A Ordinary Shares issued and on an as adjusted basis, respectively	5,000,000	1,128,159	6,548,159	7,583,159
Class B Ordinary Shares, no par value, 50,000,000 Class B Ordinary Shares authorized, 2,500,000 Class B Ordinary Shares issued and on an as adjusted basis, respectively	1,113	251	251	251
Reserves	(4,800,000)	(1,083,032)	(1,083,032)	(1,083,032)
Retained earnings	5,249,313	1,184,411	1,184,411	1,184,411
Accumulated other comprehensive income/(loss)	—	—	—	—
Total Shareholders’ Equity	5,450,426	1,229,789	6,649,789	7,684,789
Total Capitalization	8,399,065	1,895,095	7,684,780	8,719,780

Debt:
Amount due to a Director	17,963	4,053	4,053	4,053
Amount due to a shareholder	1,620,481	365,632	365,632	365,632
Lease liabilities	2,948,639	665,306	665,306	665,306
Total indebtedness	4,587,083	1,034,991	1,034,991	1,034,991

____________

(1)      Additional paid-in capital reflects the sale of Class A Ordinary Shares in this offering at an assumed initial public offering price of $4.00 per share, and after deducting the estimated underwriting discounts, the non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We estimate that such net proceeds will be approximately $6,070,000 ($7,500,000 gross offering proceeds, less underwriting discounts and non-accountable expense allowance of $600,000, and offering expenses of approximately $830,000) if the underwriters’ Over-Allotment Option is not exercised, or $7,105,000 ($8,625,000 gross offering proceeds, less underwriting discounts and non-accountable expense allowance of $690,000, and offering expenses of approximately $830,000) if the underwriters’ Over-Allotment Option is exercised in full.

If the underwriters’ Over-Allotment Option is not exercised, a $1.00 increase (decrease) in the assumed initial public offering price of $4.00 per share would increase (decrease) each of additional paid-in capital, total shareholders’ equity, and total capitalization by approximately $7,795,000, assuming the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, the non-accountable expense allowance and estimated expenses payable by us.

If the underwriters’ Over-Allotment Option is exercised in full, a $1.00 increase (decrease) in the assumed initial public offering price of $4.00 per share would increase (decrease) each of additional paid-in capital, total shareholders’ equity, and total capitalization by approximately $9,088,750, assuming the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, the non-accountable expense allowance and estimated expenses payable by us.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the offering price per share of our Class A Ordinary Shares in this offering and the net tangible book value per share of the Class A Ordinary Shares upon completion of this offering. Dilution results from the fact that the offering price per share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Shares is entitled to one vote per Class A Ordinary Share and each Class B Ordinary Share is entitled to 20 votes per Class B Ordinary Share. Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. Class A Ordinary Shares are not convertible into shares of any other class. As of the date of this prospectus, 2,500,000 Class B ordinary shares are issued and outstanding. Our net tangible book value as of March 31, 2025 was $1,229,789, or $0.06 per share of Class A Ordinary Shares and Class B Ordinary Shares. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Class A Ordinary Share (as adjusted for this offering) from the offering price (the lower end of the estimated range of the offering price shown on the front cover of this prospectus) and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us. Because Class A Ordinary Shares and Class B Ordinary Shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares.

After giving effect to our sale of 1,875,000 Class A Ordinary Shares offered in this offering based on an assumed initial public offering price of $4.00 per Ordinary Share, which is the lower end of the estimated initial public offering price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2025, would have been $7,299,789, or $0.34 per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $0.28 per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $3.66 per Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Assumed Initial public offering price per Class A Ordinary Share	$4.00	$4.00
Net tangible book value per Class A Ordinary Share and Class B Ordinary Share as of March 31, 2025	$0.06	$0.06
Increase in net tangible book value per Class A Ordinary Share attributable to payments by new investors	$0.28	$0.32
Pro forma net tangible book value per Ordinary Share (Class A Ordinary Share and Class B Ordinary Share) immediately after this offering	$0.34	$0.38
Amount of dilution in net tangible book value per Class A Ordinary Share to new investors in the offering	$3.66	$3.62

The following tables summarize, on a pro forma as adjusted basis as of March 31, 2025, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us.

	Class A Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
Over-Allotment Option not exercised	Number	Percent	Amount	Percent
Existing shareholders	17,187,500	90.2%	$5,000,000	40.0%	$0.29
New investors	1,875,000	9.8%	$7,500,000	60.0%	$4.00
Total	19,062,500	100.0%	$12,500,000	100.0%	$4.29
	Class A Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
Over-Allotment Option exercised in full	Number	Percent	Amount	Percent
Existing shareholders	17,187,500	88.9%	$5,000,000	36.7%	$0.29
New investors	2,156,250	11.1%	$8,625,000	63.3%	$4.00
Total	19,343,750	100.0%	$13,625,000	100.0%	$4.29

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

I Bella was established on July 4, 2013, as a private company limited by shares organized under the laws of Malaysia. I Bella holds 100% of the equity interests in the following entities: (i) IBSA, which was established in Malaysia on April 28, 2021, as a wholly owned subsidiary of I Bella; and (ii) IBI, which was established in Malaysia on September 18, 2023, as a wholly owned subsidiary of I Bella.

In contemplation of this offering, we completed a reorganization of our corporate structure (the “Reorganization”) in the following steps:

•        on May 8, 2025, we incorporated I Bella Perfect as a BVI business company limited by shares, incorporated and registered under the laws of the BVI;

•        on May 8, 2025, we incorporated I Bella Perfect Holdings as a BVI business company limited by shares, incorporated and registered under the laws of the BVI;

•        on June 19, 2025, I Bella Perfect Holdings acquired 100% of the equity interests in I Bella from its original shareholders(1). Consequently, I Bella Perfect Holdings, through a restructuring which is accounted for as a reorganization of entities under common control, became the holding company of I Bella;

•        on July 20, 2025, I Bella Perfect Holdings issued 2,500,000 Class B Ordinary Shares to Arrow Peak Sdn. Bhd.; and

•        on July 20, 2025, I Bella Perfect acquired 100% of the equity interests in I Bella Perfect Holdings from its existing shareholders through a share swap agreement by way of allocating 17,187,500 Class A Ordinary Shares to the existing shareholders based on their respective proportional shareholdings in I Bella Perfect Holdings. Consequently, I Bella Perfect, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all other entities mentioned above.

____________

(1)      The original shareholders of I Bella were (1) Ms. Yen Tsing Then, (2) Arrow Peak Sdn Bhd, and (3) Grandhill Partners Ltd.

Our Corporate Structure

The following chart illustrates our corporate structure upon completion of this offering, based on (1) a total of 17,187,500 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares issued and outstanding immediately prior to the completion of this offering, and (2) 1,875,000 Class A Ordinary Shares to be sold in this offering, assuming no exercise of the underwriters’ Over-Allotment Option. All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders, given that each holder of Class B Ordinary Shares will be entitled to 20 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share. The list of shareholders and the specific shareholding structure may change prior to the completion of this offering.

For more information on our corporate history, please refer to “Corporate History and Structure.”

____________

(1)      Represents 1,595,745 Class A Ordinary Shares directly held by Yen Tsing Then, our CEO, director, and Chairperson of the Board.

(2)      Represents 2,414,984 Class A Ordinary Shares held by MVdeal Inc. MVdeal Inc is a company incorporated in BVI on May 8, 2025 and having its registered address at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. Its ultimate control person is Yen Tsing Then.

(3)     Represents 5,869,531 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares held by Arrow Peak Sdn Bhd. Arrow Peak Sdn Bhd is a company incorporated in Malaysia on October 14, 2022 and having its registered address at 27-2, Jalan 109E, Jalan Desa Off Jalan Klang Lama, Taman Desa, 58100 Kuala Lumpur, Wilayah Persekutuan. Its ultimate control person is Poh Mei Lai. As of the date of this prospectus, Wei Keong Ho, the spouse of Poh Mei Lai, holds 850,000 Class A Ordinary Shares through Silkstream Inc. For purposes of Sections 13(d) and 13(g) of the Securities Act, Poh Mei Law may be deemed to beneficially own an aggregate of 6,719,531 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares.

(4)      Represents an aggregate of 7,307,240 Class A Ordinary Shares held by ten minority shareholders, each one of which holds less than 5% of our Class A Ordinary Shares as of the date of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

I Bella is a private limited company incorporated in Malaysia on July 4, 2013. I Bella is principally involved in the provision of aesthetic medical services, including facial and skin treatments, as well as body and face contouring. I Bella also sell skincare products as part of our business. The current principal market of I Bella’s services is Malaysia.

Through I Bella and its subsidiaries, IBI and IBSA, I Bella Group operates three aesthetic medical clinics located in the central and southern regions of Malaysia, namely at Kuala Lumpur (Bella Clinic), Selangor (Bella Clinic Iconic), and Johor (Bella Clinic Inspire). Bella Clinic serves as our headquarters, with the later establishment of Bella Clinic Iconic in 2023 and Bella Clinic Inspire in 2024, as I Bella Group grew and expanded its operations.

I Bella Group generates revenue from two sources: (i) aesthetic medical services; and (ii) the sale of skincare products. I Bella Group is an aesthetic medical services provider specializing in non-invasive and minimally invasive procedures. I Bella Group does not offer invasive procedures such as plastic surgery. The aesthetic medical services provided by I Bella Group include facial and skin treatments, facial sculpting, body contouring, hair growth and removal, and the sale of skincare products. All treatments are performed by Letter of Credentialing and Privileging (“LCP”)-certified aesthetic physicians, utilizing non-invasive or minimally invasive procedures tailored to each individual based on a comprehensive analysis of their skin and personal objectives.

I Bella Group’s non-invasive procedures focus on enhancing skin and body care without surgery. These include skincare treatments, slimming, body care, and wellness services. The minimally invasive procedures involve treatments that target deeper layers of the skin or require the use of injections. These include skin tightening, botulinum toxin injections, filler injections, laser treatments, and laser procedures for vaginal tightening.

In preparing the audit of I Bella Group’s consolidated financial statements for the fiscal years ended March 31, 2025 and 2024, our management has identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) a lack of sufficient skilled staff with International Financial Reporting Standards (“IFRS”) knowledge and SEC reporting knowledge for the purpose of financial reporting as well as a lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with IFRS and SEC reporting requirements; and (ii) a lack of formal policies and procedures to establish risk assessment process and internal control framework.

Following the identification of the material weaknesses and control deficiencies, we have taken the following remedial measures: (i) engaging a firm providing internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (ii) adopting directors’ resolutions to appoint independent directors, establish an audit committee, and strengthen corporate governance.

We plan to take additional remedial measures, including (i) hiring more qualified accounting personnel with relevant IFRS and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (ii) implementing regular and continuous IFRS accounting and financial reporting training programs for our accounting and financial reporting personnel.

Revenue Recognition

I Bella Group’s revenue is generated in Malaysia, and transactions are invoiced in Malaysian Ringgit (“RM”). I Bella Group’s business activities are divided into two segments: aesthetic medical services and the sale of skincare products, with Malaysia being our principal market.

I Bella Group does not rely on a single major customer. Its customers are predominantly individuals who visit its physical clinics or purchase products through its online platforms. The sales contribution from any single customer is negligible, which means that I Bella Group is not dependent on one customer.

Aesthetic Medical Services Packages

I Bella Group sells aesthetic medical service packages to customers for a fixed upfront fee. Each package includes a defined redemption period of 12 months, during which period customers may redeem the services. Revenue is recognized at the point in time when the service is rendered during the contract period. Any upfront fees received before the performance obligation is met are classified as contract liabilities (deferred revenue).

Customers may also opt for one-time treatments to address specific aesthetic concerns. In such cases, revenue is recognized when the service is provided to the customer.

The validity period for the treatments and package redemptions is 12 months from the date of the first payment, except for promotional packages. All treatments, packages, and deposits paid are non-refundable, non-transferable, and non-shareable. Upon the expiration of a prepaid aesthetic medical service package, any unused portion of the package will be forfeited at the end of the validity period and will not be converted into cash. I Bella Group recognizes revenue for the unused portion of the package upon expiry, as there are no longer outstanding performance obligations.

Sale of Skincare Products

Revenue from the sale of skincare products is recognized upon the delivery and acceptance of skincare products by I Bella Group’s customers. Products sold are refundable or exchangeable only if they are unused, in the same condition as received, and returned within seven days from the date of purchase, along with proof of payment (e.g., receipt or invoice). I Bella Group assesses whether consideration should be constrained due to potential product returns or other uncertainties. Based on historical experience, customer returns have been insignificant and are not expected to result in a significant reversal of revenue. Accordingly, no refund liabilities or corresponding assets have been recognized, and revenue is recognized in full at the point of sale.

Critical Accounting Policies, Judgments and Estimates

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the provisions of the IFRS issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the SEC.

Use of estimates and assumptions

In preparing the financial statements of I Bella Group, management has made judgments and estimates that affect the application of I Bella Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Estimates are based on historical experience and other factors, including expectations about future events that may have a financial impact on I Bella Group and that are believed to be reasonable under the circumstances.

(i)     Judgments

Management is of the opinion that there are no instances of application of judgment expected to have a significant effect on the amounts recognized in the financial statements.

(ii)    Assumptions and estimation uncertainties

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the fiscal year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are discussed below.

Determination of the lease term

I Bella Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

I Bella Group has several lease contracts that include extension options, and applies its judgment in evaluating whether it is reasonably certain to exercise the option to extend the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the extension. After the commencement date, I Bella Group reassesses the lease term to assess whether there is a significant event or change in circumstances that is within its control and affects its ability to exercise, or not to exercise, the option to extend.

Estimation of the Incremental Borrowing Rate

I Bella Group cannot readily determine the interest rate implicit in the lease; therefore, it uses its incremental borrowing rate to measure lease liabilities. The incremental borrowing rate is the rate of interest that I Bella Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. This incremental borrowing rate therefore reflects what I Bella Group would have to pay, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. I Bella Group estimates the incremental borrowing rate using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Convenience Translation

Translations of balance in the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from RM into USD as of March 31, 2025 are solely for the convenience of the readers and are calculated at the evening middle rate of USD1.00 = RM4.432 as of March 28, 2025, as published by the Central Bank of Malaysia on its Exchange Rates’ website https://www.bnm.gov.my/exchange-rates. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Results of Operations

The following table sets forth a summary of I Bella Group’s results of operations for the periods indicated.

	For the Year Ended March 31,
	2024		2025		2025
	RM	% of revenue	RM	% of revenue	USD
Revenue	15,155,613	100.0%	18,595,428	100.0%	4,195,719
Cost of sales and services rendered	(5,463,392)	-36.0%	(6,261,782)	-33.7%	(1,412,857)
Gross profit	9,692,221	64.0%	12,333,646	66.3%	2,782,862
Other Income	24,970	0.2%	73,978	0.4%	16,692
Selling expenses	(157,521)	-1.0%	(595,489)	-3.2%	(134,361)
General and administrative expenses	(3,301,280)	-21.8%	(4,461,239)	-24.0%	(1,006,597)
Other expenses	(54,761)	-0.4%	(67,118)	-0.4%	(15,144)
Profit from operations	6,203,629	40.9%	7,283,778	39.2%	1,643,452
Finance costs	(111,764)	-0.7%	(156,976)	-0.8%	(35,419)
Profit before income taxes	6,091,865	40.2%	7,126,802	38.3%	1,608,033
Income tax expense	(1,461,708)	-9.6%	(1,916,324)	-10.3%	(432,384)
Net income	4,630,157	30.6%	5,210,478	28.0%	1,175,649

Net income attributable to:
– Owner of I Bella	4,724,801	31.2%	5,210,478	28.0%	1,175,649
– Non-controlling interest	(94,644)	-0.6%	—	0%	—
	4,630,157	30.6%	5,210,478	28.0%	1,175,649

Revenue

The following table sets forth our revenue stream for the periods indicated.

	For the Year Ended March 31,
	2024		2025		2025
	RM	% of revenue	RM	% of revenue	USD
Aesthetic medical services	14,329,911	94.6%	18,014,737	96.9%	4,064,697
Sale of skincare products	825,702	5.4%	580,691	3.1%	131,022
Total revenue	15,155,613	100.0%	18,595,428	100.0%	4,195,719

Comparison of Fiscal Years Ended March 31, 2025 and 2024

Aesthetic medical services have been I Bella Group’s largest revenue contributor, accounting for 96.9% and 94.6% of its total revenue for the fiscal years ended March 31, 2025 and 2024, respectively. Overall revenue increased by RM3,439,815, or 22.7%, from RM15,155,613 for the fiscal year ended March 31, 2024, to RM18,595,428 (USD4,195,719) for the fiscal year ended March 31, 2025, mainly due to an increase of RM3,684,826 in revenue contribution from aesthetic medical services derived from the newly opened clinic.

Aesthetic Medical Services

The overall increase in revenue was mainly due to the opening of a new clinic, which was driven by increased aesthetic medical services rendered at I Bella Group’s other clinics, as well as continued growth from customer referrals and I Bella Group’s marketing efforts. I Bella Group’s revenue from aesthetic medical services recorded an increase of RM3,684,826, or 25.7% from RM14,329,911 for the fiscal year ended March 31, 2024 to RM18,014,737 (USD4,064,697) for the fiscal year ended March 31, 2025. This growth was primarily driven by the successful opening of a new clinic in Selangor (Central region) in October 2023 and the acquisition of a new clinic in Johor (Southern region) in June 2024. Overall, these two clinics contributed an additional RM5,696,926 in revenue from aesthetic medical services, from RM962,741 for the fiscal year ended March 31, 2024, to RM6,659,667 for the fiscal year ended March 31, 2025.

However, this growth was partially offset by a decline in revenue from an existing clinic at Kuala Lumpur in the Central region. The Kuala Lumpur clinic experienced a decrease of RM2,012,100 due to a shift in customer base. Following the opening of the Johor clinic in June 2024, customers from Johor who previously visited the Kuala Lumpur clinic began frequenting the Johor clinic instead. As a result, sales at the Kuala Lumpur clinic decreased by RM2,012,100, while sales at the Johor clinic increased by RM3,189,535.

The revenue recognized in relation to expired aesthetic medical services packages has decreased from RM399,618 for the fiscal year ended March 31, 2024 to RM282,183 (USD63,669) for the fiscal year ended March 31, 2025, representing a decline of RM117,435 or 29.4%. These amounts accounted for approximately 2.8% and 1.6% of total revenue from service rendered for the respective periods. The lower proportion of expired package revenue during the fiscal year ended March 31, 2025 indicates a greater portion of prepaid service value was fulfilled and rendered to customers.

Sale of skincare products

I Bella Group’s revenue from the sale of skincare products declined by RM245,011, or 29.7%, from RM825,702 for the fiscal year ended March 31, 2024, to RM580,691 (USD131,022) for the fiscal year ended March 31, 2025. This decrease was primarily attributed to a strategic shift in I Bella Group’s marketing focus, where I Bella Group prioritized and allocated more resources toward promoting its aesthetic medical services rather than skincare product sales. This realignment reflects our commitment to strengthening our core aesthetic medical service offerings and aligning with evolving customer preferences.

Revenue by geographic market

The following table sets forth I Bella Group’s revenue by geographic market for the fiscal years indicated.

	For the Year Ended March 31,
	2024		2025		2025
	RM	% of revenue	RM	% of revenue	USD
Central region	15,155,613	100.0%	15,251,302	82.0%	3,441,178
Southern region	—	0.0%	3,344,126	18.0%	754,541
Total revenue	15,155,613	100.0%	18,595,428	100.0%	4,195,719

In terms of revenue by geographical market, the Central Region was I Bella Group’s largest market in both the fiscal years ended March 31, 2025 and 2024, accounting for 100% of I Bella Group’s total revenue for the fiscal year ended March 31, 2024, and 82.0% for the fiscal year ended March 31, 2025. The Southern Region, which recorded no revenue contribution for the fiscal year ended March 31, 2024, contributed 18.0% of I Bella Group’s revenue during the fiscal year ended March 31, 2025, following the opening of the Johor clinic in June 2024.

Revenue from the Central Region slightly increased by RM95,689 or 0.6%, from RM15,155,613 for the fiscal year ended March 31, 2024, to RM15,251,302 (USD3,441,178) for the fiscal year ended March 31, 2025. This was mainly primarily due to I Bella Group’s acquisition of a business in the Southern Region (Johor) in June 2024. As a result, part of the revenue previously generated in the Central Region shifted to the Southern Region, which contributed RM3,344,126 for the fiscal year ended March 31, 2025.

Cost of sales and services rendered

The following table sets forth I Bella Group’s cost of sales by nature of expense for the fiscal years indicated.

	For the Year Ended March 31,
	2024		2025		2025
	RM	% of revenue	RM	% of revenue	USD
Staff costs	2,864,413	18.9%	3,513,788	18.9%	792,821
Consumables and supplies	2,513,876	16.6%	2,577,524	13.9%	581,572
Depreciation	85,103	0.5%	170,470	0.9%	38,464
	5,463,392	36.0%	6,261,782	33.7%	1,412,857

I Bella Group’s cost of sales primarily consists of the following components:

(i)     Staff costs, representing salaries, allowances, bonuses, Employees Provident Fund contributions, and commissions for I Bella Group’s business operations personnel, including LCP-certified aesthetic physicians, aesthetic doctors, other clinic staff, and consultants. Staff costs generally vary depending on headcount and workforce planning during the fiscal years ended March 31, 2025 and 2024. We expect staff costs to increase in the near future, given our plan to recruit additional personnel for our upcoming aesthetic medical clinic branches.

(ii)    Consumables and supplies, primarily consisting of products used in aesthetic treatments, as well as medical supplies and consumables (such as gauze, vaginal speculums, needles, gloves, and masks) used in I Bella Group’s aesthetic medical services. We expect these costs to increase in tandem with the growth in services rendered and the continued expansion of our aesthetic medical services segment.

(iii)   Consultancy fees, paid on a monthly basis to I Bella Group’s LCP-certified doctors.

(iv)   Depreciation charges, related to the depreciation of leased assets, medical machines, and equipment primarily used to provide I Bella Group’s services.

Staff costs were the largest component of I Bella Group’s cost of sales, representing 18.9% of its total revenue for both the fiscal years ended March 31, 2025 and 2024. Consumables and supplies were the second-largest component, accounting for approximately 13.9% and 16.6% of its total revenue for the respective fiscal years.

Comparison of Fiscal Years Ended March 31, 2025 and 2024

I Bella Group’s total cost of sales increased by RM798,390, or 14.6%, from RM5,463,392 for the fiscal year ended March 31, 2024, to RM6,261,782 (USD1,412,857) for the fiscal year ended March 31, 2025. The increase in cost of sales was primarily driven by the following:

(i)     An increase in overall staff costs of RM649,375, or 22.7%, mainly due to the recruitment of new staff for the two new clinics in Selangor and Johor, which commenced operations in October 2023 and June 2024, respectively. This contributed to an increase of RM512,318 in salaries, allowances, Employees Provident Fund contributions, and other staff benefits. I Bella Group’s service staff headcount increased from 26 as of March 31, 2024, to 30 as of March 31, 2025.

(ii)    An increase in depreciation charges of RM85,367, or 100.3%, primarily due to new leases for the two clinics, marketing office and the acquisition of additional medical machines and equipment during the fiscal year ended March 31, 2025.

(iii)   An increase in consumables and supplies consumption of RM63,648, or 2.5%, from RM2,513, 876 for the fiscal year ended March 31, 2024, to RM2,577,524 (USD581,572) for the fiscal year ended March 31, 2025, mainly due to the initial inventory purchased during the start-up period for I Bella Group’s two new clinics in Selangor and Johor, in anticipation of sales demand. This was partially offset by a shift in marketing focus toward aesthetic medical services.

Gross profit

The following table sets forth I Bella Group’s gross profit for the periods indicated.

	For the Year Ended March 31,
	2024		2025		2025
	RM	% of revenue	RM	% of revenue	USD
Revenue	15,155,613	100.0%	18,595,428	100.0%	4,195,719
Cost of sales	(5,463,392)	-36.0%	(6,261,782)	-33.7%	(1,412,857)
Gross profit	9,692,221	64.0%	12,333,646	66.3%	2,782,862

I Bella Group’s total gross profit increased by RM2,641,425, and its overall gross profit margin rose from 64.0% for the fiscal year ended March 31, 2024, to 66.3% for the fiscal year ended March 31, 2025. This was primarily attributable to the increase in gross profit from the aesthetic medical services segment. Gross profit as a percentage of I Bella Group’s total revenue increased by 2.4%, from 64.0% during the year ended March 31, 2024, to 66.3% during the year ended March 31, 2025.

The improvement in I Bella Group’s gross profit margin for the fiscal year ended March 31, 2025, was mainly driven by a strategic shift in its marketing focus, where I Bella Group prioritized and allocated more resources toward promoting its higher-margin aesthetic medical services over skincare product sales. This shift reduced the proportion of skincare products in its total revenue, thereby lowering the relative impact of lower-margin product costs and contributing to an overall increase in gross profit margin. As a result, I Bella Group’s total consumables and supplies costs increased slightly by RM63,648, from RM2,513,876 for the fiscal year ended March 31, 2024, to RM2,577,524 (USD581,572) for the fiscal year ended March 31, 2025. Consumables and supplies as a percentage of total revenue declined by 2.7%, from 16.6% to 13.9% over the same period.

I Bella Group’s overall gross profit margin may vary depending on the types of treatments provided during the fiscal years, due to differences in the gross profit margins, selling prices, and cost structures of individual treatments.

Selling expenses

I Bella Group’s selling expenses primarily comprise advertising, marketing, and promotional costs. Total selling expenses increased by RM437,968, or 278.0%, from RM157,521 for the fiscal year ended March 31, 2024, to RM595,489 (USD134,361) for the fiscal year ended March 31, 2025. As a percentage of I Bella Group’s total revenue, selling expenses rose from 1.0% to 3.2% over the same period. This increase was mainly driven by higher advertising spending on social media platforms to promote I Bella Group’s brand and products, particularly in connection with the opening of its two new clinics, Selangor in October 2023 and Johor in June 2024, which aimed to boost sales and enhance brand presence.

General and administrative expenses

The following table sets forth I Bella Group’s general administrative expenses and the ratio of general administrative expenses to revenue for the periods indicated.

	For the Year Ended March 31,
	2024		2025		2025
	RM	% of revenue	RM	% of revenue	USD
Staff costs	1,244,036	8.2%	1,309,335	7.0%	295,428
Director’s remuneration	404,359	2.7%	482,876	2.6%	108,952
Depreciation	882,048	5.8%	1,441,239	7.8%	325,189
Professional fees	281,327	1.9%	315,832	1.7%	71,261
Others	489,510	3.2%	911,957	4.9%	205,767
	3,301,280	21.8%	4,461,239	24.0%	1,006,597

I Bella Group’s general and administrative expenses primarily consist of:

(i)     Staff costs, comprising salaries, allowances, bonuses, and statutory contributions for personnel involved in business development, administration, customer service, telemarketing, finance, and management. The year-on-year increase in staff costs is attributed to a higher staff headcount required to support the expansion of newly established aesthetic clinic branches.

We expect staff costs to increase in the near future in view of our plan to recruit additional personnel for our upcoming aesthetic clinic branches;

(ii)    Director’s remuneration, comprising salary and statutory contributions paid to a director;

(iii)   Depreciation charges, which include depreciation of office equipment, computers and software, air conditioners, furniture and fittings, renovations, signboards, electrical installations, and leased motor vehicles;

(iv)   Professional fees, mainly consisting of company secretarial fees, audit fees, legal fees, tax fees, and advisory fees; and

(v)    Other expenses, primarily including insurance, upkeep expenses, staff welfare, printing and stationery, travel expenses, utilities, license fees, bank charges, stamp duties, and service fees.

Comparison of Fiscal Years Ended March 31, 2025 and 2024

I Bella Group’s total general and administrative expenses increased by RM1,159,959, or 35.1%, from RM3,301,280 for the fiscal year ended March 31, 2024 to RM4,461,239 (USD1,006,597) for the fiscal year ended March 31, 2025. General and administrative expenses as a percentage of I Bella Group’s total revenue increased from 21.8% for the fiscal year ended March 31, 2024 to 24.0% for the fiscal year ended March 31, 2025. The rise in general and administrative expenses was primarily driven by the following factors:

(i)     An increase in depreciation of RM559,191, mainly due to the acquisition of plant and equipment, as well as the lease of right-of-use assets related to the Johor and Selangor clinics for the fiscal year ended March 31, 2025. Additionally, new leases for a motor vehicle and a shop lot office located at No. 11-1, Jalan Radin Bagus 1, Bandar Baru Seri Petaling, 57000 Kuala Lumpur contributed to the increase;

(ii)    An increase in staff costs of RM65,299, primarily due to the recruitment of additional staff for the Selangor clinic during the fiscal year ended March 31, 2025. I Bella Group’s administrative staff headcount increased from 18 as of March 31, 2024 to 21 as of March 31, 2025;

(iii)   An increase in director’s remuneration of RM78,517, primarily due to salary increment for a director, along with corresponding increase in statutory contributions;

(iv)   An increase in other general and administrative expenses, primarily related to the establishment of the Johor and Selangor clinics.

Other expenses

Other expenses primarily included penalties paid to the Inland Revenue Board for the underestimation of corporate tax, stamp duty and stamping charges for tenancy agreements, as well as the write-off of deposits and the write-off of property, plant, and equipment. Other expenses as a percentage of I Bella Group’s total revenue remained unchanged at 0.4% for the fiscal years ended March 31, 2025 and 2024.

Finance costs

Finance costs mainly consisted of interest expenses from term loans, lease liabilities related to the leasing of office space, service clinics, equipment, and the installment purchase financing of a motor vehicle. I Bella Group’s term loans were in relation to the acquisition of investment properties in the fiscal year ended March 31, 2022. These term loans have been early settled during the fiscal year ended March 31, 2024.

Finance costs increased by RM45,212, or 40.5%, from RM111,764 for the fiscal year ended March 31, 2024 to RM156,976 (USD35,419) for the year ended March 31, 2025. Finance costs as a percentage of I Bella Group’s total revenue increased by 0.1%, from 0.7% for the fiscal year ended March 31, 2024 to 0.8% for the fiscal year ended March 31, 2025. This increase was primarily due to additional interest arising from the acquisition of machinery via installment purchase financing and new lease of shop lot for Johor clinic. The increase was partially mitigated by the decrease arising from the novation of certain term loan liability to the buyer following the disposal of the investment property, which was completed during the fiscal year ended March 31, 2024.

Income tax expense

Income tax expense consists of deferred tax and provision for income tax based on estimated chargeable income in Malaysia, at the statutory rate of 24%.

I Bella Group’s income tax expense increased by RM454,616, or 31.1%, from RM1,461,708 for the fiscal year ended March 31, 2024 to RM1,916,324 (USD432,384) for the fiscal year ended March 31, 2025, primarily due to an under-provision of income tax expense in the prior year and the commencement of operations of Johor clinic in June 2024 that contributed to higher chargeable income.

I Bella Group’s effective tax rate for the fiscal year ended March 31, 2024 was 24.0%, which was in line with the statutory tax rate.

I Bella Group’s effective tax rate for the fiscal year ended March 31, 2025 stood at 26.9%, mainly due to an under-provision of income tax and deferred tax of RM151,841 and RM9,588, respectively, related to adjustments in the previous fiscal year’s tax expense estimation, which were reflected in the period. Excluding these under-provisions, the normalized effective tax rate would be approximately 24.6%, slightly higher than the statutory rate of 24.0%, due to non-deductible expenses such as professional fees, marketing expenses, depreciation on non-qualified expenditures for plant and equipment and right-of-use assets, and withholding tax.

Net income

As a result of the foregoing, I Bella Group’s net income increased by RM580,321, or 12.5%, from RM4,630,157 for the fiscal year ended March 31, 2024 to RM5,210,478 (USD1,175,649) for the fiscal year ended March 31, 2025.

Liquidity and Capital Resources; Going Concern

I Bella Group’s financial statements have been prepared on a going concern basis, which assumes that assets will be realized and liabilities settled in the ordinary course of business at the amounts stated in the financial statements. I Bella Group’s ability to continue as a going concern depends on aligning its funding sources (both debt and equity) with its expenditure requirements and repaying short-term debt facilities as they become due.

I Bella Group has assessed whether there is any substantial doubt regarding its ability to continue as a going concern. As of March 31, 2025 and 2024, I Bella Group reported net current assets of RM1,134,787 (USD418,783) and RM716,004, respectively. Operating cash flows have been used to support I Bella Group’s working capital needs. During the fiscal year ended March 31, 2025, I Bella Group generated positive operating cash flow of RM5,745,712 (USD1,296,416). I Bella Group’s operating profit for this period was RM8,885,216 (USD2,004,788), and as of March 31, 2025, it held an unrestricted cash and cash equivalents balance of RM4,228,990 (USD2,238,884).

Given these factors, management has carefully considered I Bella Group’s future liquidity, operational performance, and available financing sources, and is satisfied that I Bella Group has adequate financial resources to continue as a going concern.

Cash Flows Analysis

Cash Flows for the Fiscal Years ended March 31, 2025 and 2024

The following table sets forth a summary of I Bella Group’s cash flows for the fiscal years indicated.

	For the Year Ended March 31,
	2024	2025	2025
	RM	RM	USD
Net cash from operating activities	5,091,660	5,745,712	1,296,416
Net cash from/(used in) investing activities	3,176,212	(766,211)	(172,882)
Net cash used in financing activities	(7,867,040)	(2,740,617)	(618,370)
Net increase in cash and cash equivalents	400,832	2,238,884	505,164
Cash and cash equivalents at the beginning of the fiscal year	1,588,161	1,988,993	448,779
Cash and cash equivalents at the end of the fiscal year	1,988,993	4,227,877	953,943

Operating Activities

For the fiscal year ended March 31, 2025, net cash generated from operating activities was RM5,745,712 (USD1,296,416), primarily driven by I Bella Group’s net income of RM5,210,478 (USD1,175,649), adjusted for non-cash items and changes in working capital. Non-cash adjustments included depreciation of plant and equipment and right-of-use assets, write-offs of plant and equipment, write-off of deposit and interest expenses.

For the fiscal year ended March 31, 2024, net cash generated from operating activities was RM5,091,660, mainly resulting from a net income of RM4,630,157, adjusted for non-cash items such as depreciation of plant and equipment, right-of-use assets, interest expenses and gain on disposal of property, plant, and equipment.

The increase in net cash generated from operating activities for the fiscal year ended March 31, 2025, by RM654,052, as compared to the fiscal year ended March 31, 2024, is primarily a result of higher net income generated along with the following factors:

(i)     an increase in contract liabilities of RM204,226 (USD46,080) for the fiscal year ended March 31, 2025, as compared to a decrease in contract liabilities of RM208,975 for the fiscal year ended March 31, 2024. This increase was primarily driven by a higher collection from the prepaid aesthetic packages sold during the fiscal year ended March 31, 2025, which outpaced the recognition of revenue from completed treatment sessions;

(ii)    an increase in accounts payable of RM31,067 (USD7,010) for the fiscal year ended March 31, 2025, as compared to a decrease in accounts payable of RM592,948 for the fiscal year ended March 31, 2024. The increase was due to the inclusion of balances from IBI that commenced business during the fiscal year ended March 31, 2025;

(iii)   partially offset by a decrease in accounts receivable of RM1,612,346 (USD363,796) for the fiscal year ended March 31, 2025, as compared to an increase in accounts receivable of RM268,870 for the fiscal year ended March 31, 2024. The decrease in accounts receivable for the fiscal year ended March 31, 2025 was mainly due to prepaid listing expenses amounting to RM1,717,536; and

(iv)   a decrease in inventories of RM116,939 (USD26,386) for the fiscal year ended March 31, 2025, as compared to a lower decrease in inventories of RM35,395 for the fiscal year ended March 31, 2024. The decrease for the fiscal year ended March 31, 2025 was mainly attributable to the inventory purchases for the commencement of operation for Johor clinic in June 2024.

Investing Activities

I Bella Group’s net cash used in investing activities for the fiscal year ended March 31, 2025 was RM766,211 (USD172,882), attributable to the purchase of plant and equipment, primarily related to the renovation by I Bella and the acquisition of fixed assets by IBI.

I Bella Group’s net cash generated from investing activities for the fiscal year ended March 31, 2024 was RM3,176,212, attributable to the proceeds from disposal of property, plant, and equipment, partially offset by purchase of plant and equipment and right-of-use assets, primarily related to the acquisition of machinery and motor vehicle by I Bella.

Financing Activities

I Bella Group’s net cash used in financing activities for the fiscal year ended March 31, 2025 was RM2,740,617 (USD618,370), primarily reflecting the dividend declared and paid to the shareholders of RM2,849,999 (USD643,050), repayment to a director of I Bella of RM311,875 (USD70,369) and payment of lease liabilities of RM887,894 (USD200,337). This was partially offset by the advances from a shareholder of RM1,458,181 (USD329,012).

I Bella Group’s net cash used in financing activities for the year ended March 31, 2024 was RM7,867,040, primarily reflecting the dividend declared and paid to the shareholders of RM4,021,591, payment of lease liabilities of RM432,952 and repayment of term loan of RM3,787,221.

Off Balance Sheet Arrangements

As of March 31, 2025 and 2024, I Bella Group had no off-balance sheet financing arrangements.

Contractual Commitments

I Bella Group has the following commitments as at reporting date:

	2024	2025	2025
	RM	RM	USD
Authorized and contracted for:
Plant and equipment
Renovation	—	330,000	74,458
Less: Payment made	—	(100,000)	(22,563)
	—	230,000	51,895

Concentration of Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to I Bella Group. I Bella Group’s credit risk is primarily attributable to its cash and cash equivalents, trade receivables, other receivables, and an amount due from a related party.

Trade receivables

Trade receivables primarily consist of credit card sales receivables from banks and financial institutions. As of March 31, 2025 and 2024, the maximum exposure to credit risk was limited to the carrying amounts recorded in the statements of financial position. These banks and financial institutions are considered to have low credit risk; therefore, no loss allowance is deemed necessary.

Trade receivables that are neither past due nor impaired relate to creditworthy banks and financial institutions. Subsequent to the reporting period, the full balance of trade receivables has been collected.

Other receivables and deposits

The expected credit loss on other receivables is assessed individually based on the financial strength of each debtor. As of March 31, 2025 and 2024, the maximum exposure to credit risk corresponded to the carrying amounts of these receivables as stated in the statements of financial position.

Credit risk related to deposits primarily arises from refundable deposits paid to landlords as security and utilities deposits for rental premises. These deposits are expected to be recovered upon termination of the respective services, and, therefore, are considered to carry low credit risk.

As of March 31, 2025 and 2024, no allowance for doubtful debts was required for other receivables and deposits that are neither past due nor impaired. This is because these other receivables mainly pertain to debtors with a history of reliable payment, while the deposits mainly pertain to rental premises that are still in use.

Amount due from a related party

I Bella Group provided unsecured advances to a related party, I Perfect Aesthetic Sdn Bhd, and monitors the related party’s ability to repay these advances on an individual basis.

As at the end of the reporting period, the maximum exposure to credit risk is represented by the carrying amount of the advances in the consolidated statements of financial position. These advances are neither secured by collateral nor supported by other credit enhancements.

Generally, I Bella Group considers advances to the related party to carry low credit risk. I Bella Group recognizes a significant increase in credit risk when the related party’s financial position deteriorates substantially. Since I Bella Group can determine or influence the timing of repayment, it considers the advances to be credit impaired when the related party is unlikely to repay in full due to insufficient highly liquid assets at the time the advances are demanded.

Cash and cash equivalents

Cash and cash equivalents are held with banks and financial institutions. As of March 31, 2025 and 2024, the maximum exposure to credit risk was limited to the respective carrying amounts shown in the statements of financial position. I Bella Group considers these banks and financial institutions to have low credit risk; therefore, no loss allowance is required.

Customer concentration risk

I Bella Group manages concentration of credit risk by continuously monitoring the profile of its receivables. For the fiscal years ended March 31, 2025 and 2024, I Bella Group did not have any significant concentration of credit risk, with no individual receivable exceeding 10% of the total receivables balance.

Similarly, for the fiscal years ended March 31, 2025 and 2024, no single customer accounted for more than 10% of I Bella Group’s total revenue.

INDUSTRY

All the information and data presented in this section have been derived from an industry report commissioned by us prepared by Protégé Associates Sdn Bhd (“Protégé Associates”) entitled “Independent Market Research Report on the Medical Aesthetic Market in Malaysia” (the “Protégé Report”) in August 2025, unless otherwise noted. Protégé Associates has advised us that the statistical and graphical information contained therein and herein is drawn from its database and other sources as indicated. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of the Aesthetic Medical Market in Malaysia

Aesthetic medical practice is defined by the Ministry of Health Malaysia (“MOH”) as: “[a]n area of medical practice which embraces multidisciplinary modalities dedicated to create a harmonious physical and psychological balance through non-invasive and minimally invasive treatment modalities which is evidence-based. These modalities focus on the anatomy and physiology of the skin and physical appearance to satisfy the normal (non-pathological) aesthetic desires and goals of the client and are carried out by registered medical practitioners.” The types of medical professionals who practice aesthetic medicine include plastic surgeons, cosmetic dermatologists, and cosmetic surgeons.

Aesthetic medicine can be categorized into non-invasive, minimally invasive, and invasive procedures (which can be further divided into non-surgical and surgical procedures). Non-invasive procedures involve external applications or treatment procedures that are carried out without the need for penetrating the skin. Examples of non-invasive procedures include treatments such as, among others, skin rejuvenation, superficial chemical peels, microdermabrasion, and body scraping. Chemical peels utilize a chemical solution to improve the appearance of one’s skin whereby the chemical is applied to the skin, causing peeling of the skin layer to reveal more youthful skin. A superficial chemical peel results in the outermost layer of skin being removed. Microdermabrasion refers to a procedure where a special instrument is used to exfoliate the outermost layer of skin revealing newer undamaged skin. Body scraping refers to the use of tools to scrape the skin on specific areas of the body, including the face. Body scraping can help to increase blood flow and circulation, break up scar tissue and adhesions, as well as promote lymphatic drainage and detoxification.

Minimally invasive procedures involve minimal damage to tissues at the point of entry of instruments. Examples of minimally invasive treatments include Botox, filler injections, lasers for treating skin pigmentation, benign skin lesions or for hair removal, skin tightening procedures using radio frequency, infrared, and ultrasound, and chemical peel (medium depth).

Globally, there is an active consumer base seeking aesthetic medical services. Among these procedures, non-surgical procedures accounted for approximately 20.5 million. The top five non-surgical procedures performed were Botulinum Toxin (“Botox”) injections, hyaluronic acid fillers, hair removal, non-surgical skin tightening, and chemical peels. Botox injections are injections that utilize a toxin to prevent a muscle from moving for a limited time, thereby relaxing facial muscles and smoothing out wrinkles. Hyaluronic acid fillers are injectable fillers made up of hyaluronic acid, a naturally occurring substance found in skin, that help to replace lost volume in the face, leading to improvements such as smoothing out wrinkles, plumping lips, and enhanced facial contours. The global non-surgical aesthetic procedures grew by a CAGR of 8.5% over the past 5 years from 2020 to 2024.

According to the ISAPS, Malaysia recorded 30,885 aesthetic medicine procedures in 2024. Among such procedures, 11,208 non-surgical procedures were recorded in 2024, with Botox injections being the most sought-after, comprising 36.5% of the total.

Invasive procedures are procedures that penetrate the skin through either perforation, incision, or deeper tissue involvement in both vertical and horizontal planes. Invasive procedures can be categorized into surgical or non-surgical approaches. Examples of surgical invasive procedures include hair transplant, brow lift, breast implant, rhinoplasty, and blepharoplasty (surgery that removes excess skin from eyelids) while non-surgically invasive procedures include devices that penetrate deeper into the epidermal layer by utilizing radiofrequency and ultrasound devices, or ablative lasers.

Non-invasive or minimally invasive procedures have become widely accepted and have risen in popularity, as these procedures often involve minimal discomfort or pain during and after the treatment, shorter recovery time, and lower risk of complications. Furthermore, non-invasive, or minimally invasive procedures are generally less complicated compared to invasive procedures that require a team of support staff such as anaesthesiologists and nurses during and after the procedures.

According to the Aesthetic Medical Practice Guidelines 2020 issued by the MOH, aesthetic medical procedures may only be performed by medical practitioners who hold a Letter of Credentialling and Privileging (“LCP”) at licensed premises. These practitioners must also be registered under the National Registry of Registered Medical Practitioners Practising Aesthetic Medical Practice.

To qualify for the LCP, an individual must have at least two years of clinical experience as a medical doctor, complete relevant training, and successfully undergo assessments conducted by plastic surgeons, dermatologists, aestheticians, and MOH officers through interviews. Once granted the LCP, the medical practitioner’s name will be included in the National Registry of Registered Medical Practitioners Practising Aesthetic Medical Practice. There are 3 categories of registered LCP-certified aesthetic physicians; namely, general practitioners, medical specialists, and surgical specialists. These categories vary based on the scope of aesthetic medical practice. The number of registered LCP-certified aesthetic physicians that can perform aesthetic medical practices are as follows:

Figure 1: Categories of LCP-certified aesthetic physicians

	Description	Number of registered LCP certified aesthetic physicians(3)
General practitioners	Allowed to perform non-invasive and minimally invasive procedures	782
Medical specialists(1)	Allowed to perform non-invasive, minimally invasive and invasive (non-surgical) procedures	102
Surgical specialists(2)	Allowed to perform non-invasive, minimally invasive and invasive (non-surgical and surgical) procedures	112
	Total	996

Source: MOH

____________

Notes:

(1)      Includes non-core group of medical specialists whose routine areas of practice are completely unrelated to any form of aesthetic medical practice.

(2)      Includes non-core group of surgical specialists who perform aesthetic medical procedure outside of their domain of practice, who are classified as (i) specialists whose routine anatomical area of practice may present opportunities for them to perform aesthetic surgery, or (ii) specialists whose routine areas of practice are completely unrelated to any form of aesthetic medical practice.

(3)      As of August 2025.

Historical Market Performance and Growth Forecast

The aesthetic medicine market in Malaysia (in terms of revenue) grew by approximately 25.0% from RM550.1 million in 2022 to RM687.6 million in 2023 and by approximately 19.0% to RM818.3 million in 2024. The growth of the market was primarily due to the demand from aesthetic medicine-related services, considering the public’s growing inclination towards aestheticism and the importance of self-care. The outlook of the aesthetic medical market in Malaysia is expected to be positive moving forward and is forecasted to register a CAGR of 9.2%, from RM949.2 million in 2025 to RM1.47 billion in 2029. The projected growth is expected to be driven by factors such as growing population in Malaysia, higher disposable income, growing influence from social media culture, and technological advancements in aesthetic procedures, which are likely to lead to greater consumption of aesthetic medical services.

Figure 2: Historical Market Size (Revenue) and Growth Forecast for the Aesthetic Medicine Market in Malaysia, 2023-2029

Note: CAGR (2025-2029) (base year of 2024: 9.2%)

f denotes forecast

Source: Companies Commission of Malaysia (“CCM”) and Protégé Associates

For the fiscal year ended March 31, 2024, the Group recorded revenue of approximately RM15.2 million, which represented approximately 1.9% of the RM818.3 million market size of the medical aesthetic market in Malaysia.

Demand Conditions

Steady Population Growth and Household Disposable Income

The economic growth in Malaysia from 2020 to 2024 has significantly contributed to an increase in the affluence of the population. Over this period, the country’s gross national income surged from RM1,389.97 billion in 2020 to an estimated RM1,859.64 billion in 2024, with per capita income rising from RM42,838 to an estimated RM54,894 over the same period. Building on this momentum, the Malaysian Government has tabled Budget 2025, aligned with the “MADANI Economy policy framework” (which was launched by Malaysian Prime Minister Anwar Ibrahim to establish short-term targets and medium-term targets to be achieved in the next ten years), to further enhance economic resilience and equitable wealth distribution. A key feature of the budget is the increase in the minimum wage from RM1,500 to RM1,700, which may enable additional discretionary spending and may in turn lead to spending on services which were previously non-essential, such as aesthetic medical services. As disposable income rises, the aesthetic medicine sector may benefit from increasing demand, if consumer self-care and lifestyle-enhancing services grow as a consequence.

Malaysia’s middle- and high-income population continues to grow steadily. The number of households with income exceeding RM11,819 (classified as T20 high-income earners) increased from 1.46 million households (46.8%) in 2019 to 1.58 million households (46.3%) in 2022. Similarly, households earning between RM5,250 and RM11,819 (classified as M40 middle-income earners) rose from 2.91 million households (37.2%) to 3.16 million households (37.6%). The average household disposable income in the country in 2022 was RM7,111. The growing middle- and high-income group in Malaysia provides an opportunity for aesthetic clinics to align their service offering to cater to these M40 and T20 income groups. Consequently, these demand trends are anticipated to drive a positive growth on the aesthetic medical market in Malaysia throughout the forecast period.

Proliferation of Innovative Marketing Tools Helps to Drive Transparency and Increased Consumer Awareness

The local aesthetic medicine market has undergone a significant transformation in its marketing strategies, transitioning from traditional web-based advertisements and offline promotions to more dynamic approaches such as online-to-offline service platforms, short-form video content, and social media networks to connect to consumers. Through these mediums, aesthetic clinics can showcase their services effectively, offering comprehensive information about procedures, patient experiences, and before-and after results, thus fostering a transparent and informative environment for consumers.

Additionally, the rise of Internet influencers has further contributed to the efficient delivery of information to consumers. Social media platforms such as Instagram, YouTube, and TikTok have provided a platform for beauty influencers to share recommendations, reviews, and personal insights. By delivering engaging content and real-life testimonials, they can heavily influence consumer perceptions and purchasing behaviors, offering potential customers a clearer understanding of available treatments and their outcomes. This trend is expected to drive increased demand for aesthetic medical services throughout the forecast period.

Growing Inclination Towards Well-Being and Aestheticism

While women remain the primary consumer of aesthetic medical services, there has been growing demand from men and younger individuals. Common procedures sought after by men are body contouring, muscle sculpting, hair transplants, skin tightening, and anti-aging. Meanwhile, youths in their teens and 20s mostly seek acne and skin treatments. More and more younger consumers are spending on aesthetic medical services, particularly on minimally invasive treatments. Among these, the popular procedures sought are derma fillers for anti-aging, laser treatments for pigmentation, scars and hair removal, Botox for wrinkles and excessive sweating, and platelet rich plasma injections for skin rejuvenation. Further, the appeal of aesthetic procedures extends beyond facial beauty to an individual’s focus on their physique. These consumers may seek non-invasive fat reduction treatments, muscle enhancements, and skin tightening to achieve precise body contours which may be difficult to achieve through standard exercise alone. Procedures like Emsculpt, which is a procedure that uses high intensity focused electromagnetic energy to burn fat and tone muscles, cater specifically to this consumer base. This growing focus on personal well-being and aesthetic enhancement is expected to positively impact the local aesthetic medical market.

Consumer preferences for alternative aesthetic treatments

Consumers may choose alternative solutions to enhance their features as they become more informed about the nature of medical aesthetic treatments. For example, consumers may consider cosmetic acupuncture to be a safer alternative over Botox or filler injections, as cosmetic acupuncture does not introduce a foreign substance into the face. Additionally, other holistic activities such as massage therapy or yoga may be popular due to their stress-reducing benefits, which may enhance an individual’s health and appearance. As a result, the growing interest in personal care may not necessarily lead to a greater reliance on aesthetic medicine, due to varying consumer preferences.

Supply Conditions

Innovative aesthetic procedures and technological advancements

The aesthetic medicine market is constantly evolving, introducing more innovative procedures to help consumers achieve their desired physical appearance. Technological advancements and innovative aesthetic procedures will drive further the growth of the aesthetic market by introducing treatments that offer safer, more effective, and less invasive options, attracting more consumers seeking efficient and low-risk solutions for various cosmetic concerns. For example, the introduction of technologically advanced products, such as non-invasive body contouring systems that use fat freezing technology, which is less risky, creates more demand as compared to invasive and riskier liposuction procedures. A technological advancement in plastic surgery involves the use of 3-dimensional imaging and simulation, which allows consumers to visualize the changes that will happen before and after a procedure. Such innovations have not only enhanced treatment outcomes, but have also contributed to safer procedures, which ultimately increase consumer confidence in opting for aesthetic treatments. This is likely to continue contributing to the growth and evolution of the aesthetic medical market in the future.

Standardization and Tightening of Regulations Relating to Aesthetic Medical Procedures

Aesthetic medicine aims to enhance an individual’s appearance, but these aesthetic procedures carry risks. Common complications include reactions to anaesthesia, bleeding, infections, scarring, pigment changes, and, in rare cases, death. In 2020, following an unfortunate death of a young woman after a liposuction procedure in an unlicensed beauty center, the public has called on the authorities for stricter action and enforcement against unlicensed beauty centers and doctors and surgeons who are not certified to prevent such incidents from repeating, as invasive procedures such as liposuction are only allowed to be performed by licensed professionals.

The risk of injury and death from aesthetic procedures performed by unqualified individuals necessitates stricter enforcement and harsher penalties, and the MOH, through the Private Medical Practice Control Section under the Medical Practice Division, has been working alongside other departments to conduct investigations and impose sanctions on unlicensed beauty centers. According to the Private Healthcare Facilities and Services Act 1998 and the Aesthetic Medical Practice Guidelines 2020, aesthetic medical procedures are only allowed in licensed establishments and must be carried out by registered medical practitioners with an LCP. Consumers are advised to seek aesthetic treatments at registered aesthetic clinics though the services of LCP-certified aesthetic physicians.

Despite the introduction of the Aesthetic Medical Practice Guidelines 2020 and advice to consumers to seek aesthetic treatment from LCP-certified aesthetic physicians at registered aesthetic clinics, the industry is likely to still face challenges from unlicensed beauty centers that promote and offer aesthetic medical services and from consumers that patronize such centers. This was evident in the tragic death of a young woman in 2023 after a botched breast augmentation procedure performed by a beautician. Unlicensed beauty centers often advertise aesthetic treatments at discounted rates to attract consumers. Currently, there is no regulation on pricing for aesthetic medical services, which can induce members of the public to be swayed by lower costs without thoroughly researching the safety and quality of these services. We believe that we currently compete against unlicensed beauty centers. See “Risk Factors — Risks Related to Our Business and Industry — We face intense competition, and if we do not compete successfully against new or existing competitors, we may lose our market share and our profitability may be adversely affected.”

Nevertheless, existing regulations offer a structured framework that prioritizes adherence to safety standards, proper qualifications, and ethical practices among aesthetic practitioners. This fosters greater consumer trust and confidence, encouraging more individuals to consider pursuing aesthetic treatments, reassured by the improved safety and effectiveness of these procedures. As a result, a tighter regulatory environment is expected to have a positive effect on the growth of the market over the forecast period.

Shortage of Registered LCP-Certified Aesthetic Physicians

As of August 2025, Malaysia has registered 996 LCP-certified aesthetic physicians accredited under the MOH. Meanwhile, according to data from the MOH, there are 539 private aesthetic medical clinics in Malaysia, thereby resulting in approximately 2 LCP-certified aesthetic physicians for each clinic to serve the growing Malaysian population and medical tourists that visit the country. The limited pool of such professionals can be attributed to the stringent training requirements, assessments, and strict regulations for LCP certification. Without proper medical knowledge and training, an inexperienced individual may cause injury or be unable to deal with medical emergencies such as drug allergies or excessive bleeding that may arise during certain aesthetic treatments such as laser treatments.

To attain an LCP certification, an individual must complete a 5-year Bachelor of Medicine, Bachelor of Surgery (“MBBS”), or Doctor of Medicine (“MD”) degree, followed by 2 years of housemanship. After completing the housemanship, the individual will be registered as a medical officer with the Malaysian Medical Council and will be required to complete 2 years of compulsory government service. Subsequently, a minimum of 2 years of supervised training in aesthetic medicine is necessary to qualify for LCP certification. Overall, the process can take approximately 6 years from the completion of MBBS or MD degree to become an LCP-certified aesthetic physician. The lengthy process to attain LCP certification is likely to lead to a persistent supply gap in the short term. This supply shortage is expected to have a negative impact throughout the forecast period.

Cost of medical devices

Although technological advancements have led to new medical devices, these advancements often drive the cost of medical devices higher. Advanced aesthetic treatments rely on specialized devices such as laser devices, ultrasound-based skin tightening equipment, and radiofrequency technology, which may require substantial investment by aesthetic clinics. The cost of such specialized or advanced medical devices may limit the ability of aesthetic clinics to purchase them, which may limit the supply of aesthetic medical services and negatively affect the aesthetic medical market moving forward.

Outlook of the Medical Aesthetic Market in Malaysia

Moving forward, the aesthetic medicine market is anticipated to grow at a CAGR of 9.2% from RM949.2 million in 2024 to RM1.47 billion in 2029, mirroring the general upward trend of consumers prioritizing self-care and emphasizing on physical appearance. The increased utilization of aesthetic medical services is underpinned by overall population growth and income growth. The higher disposable income among Malaysians is likely to lead to greater consumption of aesthetic medical services. The middle income and high-income group act as enablers to more complex treatments or procedures in aesthetic clinics.

The local aesthetic medicine market has undergone a significant transformation in its marketing strategies, transitioning from traditional web-based advertisements and offline promotions to more dynamic approaches such as online-to-offline service platforms, short-form video content, and social media networks to connect consumers. There is also a growing recognition of the correlation between self-care, overall wellness, and appearance, which has led individuals to prioritize their physical appearance as a part of their holistic well-being, thereby increasing the demand for aesthetic treatments and procedures. On the other hand, consumers may opt for alternative solutions such as cosmetic acupuncture or holistic activities which may yield similar results as compared to receiving aesthetic medicine.

Further, technological advancements and innovative aesthetic procedures is likely to drive the growth of aesthetic market by introducing treatments that offer safer, more effective, and less invasive options. However, technological advancements and the emergence of new medical devices often drive the cost of said devices higher, limiting the ability of aesthetic clinics to purchase them, which may limit the supply of aesthetic medical services.

On the other hand, there is a shortage of licensed medical practitioners and specialists in the field of aesthetics medicine treatment due to strict trainings and assessments imposed due to the inherently safety risk of the aesthetic treatment procedures. The lengthy process to attain LCP certification is likely to lead to a persistent supply gap in the short term. However, the standardization and tightening of regulations relating to aesthetic medical services is expected to stimulate positive impact towards to the growth of the aesthetic medicine market in the long run.

BUSINESS

Overview

Through I Bella and its two subsidiaries, IBI and IBSA, we are principally involved in the provision of aesthetic medical services in Malaysia, including facial and skin treatments, as well as body and face contouring. We also sell skincare products as part of our business. We operate three aesthetic medical clinics located in the central and southern regions of Malaysia, namely at Kuala Lumpur (“Bella Clinic”), Selangor (“Bella Clinic Iconic”), and Johor (“Bella Clinic Inspire”). Established in 2013, Bella Clinic serves as our headquarters, with the later establishment of Bella Clinic Iconic in 2023 and Bella Clinic Inspire in 2024 as we grew and expanded our operations. For the fiscal year ended March 31, 2025, the percentage of repeat customers, defined as customers visiting our clinics more than once, for Bella Clinic, Bella Clinic Iconic, and Bella Clinic Inspire was 32.13%, 39.18%, and 35.92%, respectively.

We generate revenue through two sources: (i) aesthetic medical services and (ii) sale of skincare products. For the fiscal year ended March 31, 2025, we generated RM18,014,737 ($4,064,697) from aesthetic medical services and RM580,691 ($131,022) from the sale of skincare products, contributing to 96.9% and 3.1% of our total revenue, respectively. For the fiscal year ended March 31, 2024, we generated RM14,329,911 ($3,233,283) from aesthetic medical services and RM825,702 ($186,305) from the sale of skincare products, contributing to 94.6% and 5.4% of our total revenue, respectively.

In our aesthetic medical service offerings, we specialize in the performance of non-invasive and minimally invasive procedures. We do not offer invasive procedures, such as plastic surgery. The non-invasive procedures focus on enhancing skin and body care without penetration of the skin, including those procedures relating to skin care, slimming, body care, and wellness. The minimally invasive procedures involve treatments that target deeper layers of the skin or that use injections, including skin tightening, botulinum toxin (BOTOX® or “Botox”) injection, filler injections, and laser treatments. Our services are not intended to, nor do they, prevent, treat or cure diseases or medical conditions.

We also offer skincare products such as facial cleanser and cream. These products are formulated and manufactured by original equipment manufacturers (OEMs) based on our requirements, with our input in the selection of particular ingredients into our products. Our cosmetic products are not intended to, nor do they, prevent, treat or cure diseases or medical conditions. Instead, our products are topically applied to the skin to aid in the reduction of the appearance of a range of common cosmetic skin conditions, such as reducing the appearance of fine lines and wrinkles.

All treatments are performed by our aesthetic physicians who are certified by a Letter of Credentialing and Privileging (“LCP”), a national certification for medical practitioners. They belong to the category of General Practitioners (for details, see “Industry — Overview of the Aesthetic Medical Market in Malaysia”. The high standard required to obtain the certification, including the requirement that the practitioner must have completed a 5-year medical degree followed by 6 years of professional experience, ensures that our aesthetic physicians are highly skilled and experienced.

For the fiscal year ended March 31, 2025, we had revenue of RM18,595,428 ($4,195,719). For the fiscal year ended March 31, 2024, we had revenue of RM15,155,613 ($3,419,588).

Competitive Strengths

We believe that the following competitive strengths are essential for our success and differentiate us from our competitors:

Experienced and highly skilled team of medical professionals

We have an experienced operational team headed by our Medical Director, Dr. Ken Lee, who has approximately 10 years of experience in medical services, including approximately five years of experience in aesthetic medical services. We have a total of three LCP-certified aesthetic physicians, each of which has an LCP-certificate and no fewer than seven years of professional medical experience, and five certified general practitioners who are in the process of obtaining their LCP certification. The high standards required to obtain the LCP certification means that our aesthetic physicians are highly skilled and experienced (See “Industry — Shortage of Registered LCP-Certified Aesthetic Physicians”). We believe that the experience and skills of our professional aesthetic physicians have established a strong foundation for our growth and has led to an increase in customer referrals. This has allowed us to grow our customer volume by 29.93% from the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2025 and improve our customer relations, as a result of which we were able to open two additional clinics in 2023 and 2024, respectively.

In addition, our aesthetic physicians undertake ongoing training regarding the handling of medical products and materials conducted by the suppliers of such products, based on the Code of Professional Conduct of the Malaysian Medical Council. Our physicians also attend courses held by aesthetic medical institutions overseas such as those conducted in the United States, Europe, Singapore, Japan, and South Korea, on an ongoing basis, to learn and adopt new aesthetic medical solutions, standards and technologies.

Since the establishment of Bella Clinic in 2013 and, as of the date of this prospectus, we are not aware of any customer complaints regarding the services and products we have provided, whether made directly to us or lodged with the Ministry of Health of Malaysia. All three of our clinics have a regular flow of repeat customers. For the fiscal year ended March 31, 2025, the rate of repeat customers for Bella Clinic, Bella Clinic Iconic, and Bella Clinic Inspire was 32.13%, 39.18%, and 35.92%, respectively.

Strict safety and quality control

The health and safety of our customers remains our top priority. Before introducing new medical machines and equipment, we undertake a stringent evaluation and approval process to assess the risks involved. We only select medical devices that are registered with Malaysia’s Medical Device Authority (MDA) under the Medical Device Act 2012 (Act 737) or approved by the United States Food and Drug Administration. We have also implemented quality control procedures across each of our aesthetic medical clinics. Our LCP-certified aesthetic physicians and clinic assistants receive training on these procedures periodically and are required to strictly follow them in daily operations.

In our aesthetic medical service offerings, we only provide non-invasive and minimally invasive procedures, which typically carry more reduced risks to the customer than invasive procedures. Before the introduction of a treatment service to our menu, we conduct thorough analysis of the effects, side-effects, and risks of such treatment and avoid the introduction and performance of treatments that, in the professional opinion of our medical staff, carry too much risk to the customer.

Quality treatment

Careful selection of medical materials is crucial to our operations, as it ensures that customers both see the effects of treatments and experience their safety firsthand. We ensure that the solutions we source for our skin treatments are of high quality by:

•        selecting patented products from recognized brands as the materials that we use;

•        reviewing the ingredients and any effects and side-effects of the materials;

•        reviewing industry information on the materials, including the process of its clinical trials; and

•        engaging in communication with the supplier of the materials to ensure that we have a comprehensive understanding of the materials and the intended treatments.

High service quality

We view caring for our customers as our core principle and continuously strive to provide a positive experience in every aspect of our service process. The interior design and setup of our clinics are intended to create a calm and relaxing environment, offering a more soothing experience than conventional clinic settings. We offer drinks and treats to customers waiting in the clinics. During a customer’s visit, we ensure they are accompanied throughout the process by a consultant, clinic assistant, or physician, so they can be attended to promptly and have their questions addressed without delay. After treatment, our customer service staff conducts follow-up calls to gather feedback and offer any necessary assistance. They also closely monitor feedback on our online platforms, providing timely responses and explanations where needed.

As a result of our efforts, we have received consistently positive feedback from our customers. As of the date of this prospectus, Bella Clinic has over 1,300 reviews on Google Maps. where it also maintains rating of 4.9 (out of 5).

Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Expansion of our operations

As of the date of this prospectus, we operate three aesthetic medical clinics located in Malaysia. According to industry data compiled by our independent market research consultant, Protégé Associates, the outlook of the aesthetic medical market in Malaysia is expected to be positive moving forward and is forecasted to register a CAGR of 10.4%, from RM818.3 million in 2024 to RM1.34 billion in 2028. In anticipation of such growing demand, we intend to expand our existing clinics by establishing four new aesthetic medical clinics within two years of the completion of this offering in Johor, Penang, Kuala Lumpur and the East Coast, which areas we believe are likely to have a high concentration of our target customer base, namely the female Malay population. In determining the potential locations for our new aesthetic medical clinics, we take into account factors such as the population base, the presence of other aesthetic clinics, the presence of amenities (such as banks and supermarkets), the nature of the area (such as commercial/office area or residential area), the surrounding community and facilities (availability of parking spaces, the availability of and distance to public transportation, and safety of the area), and the layout of the potential lot. The foregoing expansion goal is in the preliminary planning stage, as of the date of this prospectus, and we have not entered into any material agreements or discussions regarding these clinics to date.

We expect the new aesthetic medical clinics to be equipped with all the same medical machines and equipment present at our existing clinics, so that we would be able to carry out the same services to our customers in these new locations. We believe that this would be an effective strategy in building our brand and increasing our market share. We plan to use approximately 20% of the net proceeds from this offering to implement the foregoing expansion goal.

Expansion of our aesthetic medical team

In order to support the expansion of our aesthetic medical clinics in other major cities in Malaysia, we intend to strengthen our team of LCP-certified aesthetic physicians, clinic assistants, clinic consultants, and other support staff by attracting and recruiting highly skilled and experienced personnel. These new personnel will be based either at our current existing aesthetic medical clinics or at the new aesthetic medical clinics. As of the date of this prospectus, we intend to recruit approximately four LCP-certified aesthetic physicians, eight medical doctors, 12 clinic consultants, and eight administrative staff.

In addition to the foregoing, as of the date of this prospectus, we have five medical doctors, four of whom are undergoing training under the supervision of our LCP-certified aesthetic physicians, which may allow them to eventually become LCP-certified aesthetic physicians in the near future. Medical doctors that intend to become LCP-certified aesthetic physicians currently have to undergo a minimum of 2 years of training in an aesthetic medical practice under the supervision of LCP-certified aesthetic physicians. We anticipate that two of our clinic assistants will meet the minimum supervised training pre-requisite in 2026.

Purchase of new medical machines and equipment

To expand our services at existing clinics and to establish new clinics, we also intend to purchase the latest medical machines and equipment for the provision of aesthetic medical services. The new medical machines and equipment that we intend to purchase mainly include laser machines used for facial and skin treatments, hair removal, and body contouring treatments, at a cost ranging from RM200,000 to RM500,000. The medical machines and equipment that we intend to purchase include PICOCARE (picosecond laser system used for skin treatments), LinearZ (laser machine for skin lifting), Ultherapy (ultrasound machine for skin tightening and lifting), Fotona (laser machine for skin treatments), and Sylfirm X (radio frequency microneedling device).

The medical machines and equipment will be sourced from local suppliers and the estimated cost for the purchase of medical machines and equipment is derived based on suppliers’ quotations. We intend to allocate approximately 20% of the net proceeds from this offering to acquire new medical machines and equipment. We expect to utilize the funds allocated for the purchase of new medical machines and equipment within 18 months upon the completion of this offering.

Our Business Model

Services and Operational Flow

Customer Acquisition
Assign Clinic Consultants
Register Customer
Consultation with LCP/Aesthetic doctor
Payment
Perform Procedure
Dispense Medication
Set next appointment
Leave
Follow up

Initial Engagement

Our services start with the engagement of customers who have contacted and made an appointment with us either online, through phone call, or at one of the physical clinics. Upon the arrival of the customer at one of our clinics, the customer is attended to by our customer service executive (CSE) staff and is requested to fill out a consultation form. Through the form, we request the customers to provide information relating to their basic personal information, medical history and conditions, as well as aesthetic concerns and treatment preferences. Our CSE staff then assigns the customer to an aesthetic physician and a customer consultant based on their availability.

Consultation

The assigned aesthetic physician then conducts an initial consultation with the customer in order to recommend treatments tailored to each individual. Based on an analysis of the customer’s specific skin type and condition, as well as the customer’s personal objectives, concerns, and preferences, the aesthetic physician explains and recommends to the customer available treatments that, in their professional opinion, would be most suitable for the customer. During the consultation, the aesthetic physician also carries out an assessment on the customer’s medical history and explains any risk associated with the intended aesthetic procedures to the customer.

When the customer has decided on the particular treatment service that they would like to purchase, the consultation process is handed over to the consultant, who is responsible for addressing any additional concerns of the customer and assists with procedural matters, including helping the customer make any necessary payment.

Treatment

The consultant accompanies the customer to the treatment room either for the first session of a package or for a one-time treatment, and prepares the necessary materials and equipment, such as solutions, tools, and energy-based devices. 30 to 45 minutes prior to the treatment, the customer receives pre-treatment preparations performed by a clinic assistant, such as facial cleansing and the application of numbing cream to the skin. The aesthetic physician is then informed of the customer’s status and performs the treatment, assisted by the clinic assistant.

Post-treatment

Upon the conclusion of the treatment, the consultant provides post-treatment care instructions to the customer and assists with the arrangement of any future appointments. Customers may be advised to come for periodic follow-up visits to monitor the healing process of the treated area. Additionally, customer support staff carry out regular follow-up calls to provide information on new treatments that are appropriate and relevant to the customer.

Revenue and Pricing Model

Our revenue is primarily generated in Malaysia, and transactions are invoiced in Malaysian Ringgit (“RM”).

Aesthetic Medical Services

Customers typically purchase aesthetic medical service packages from our clinics without entering any contracts, with the record of the purchase being documented in our internal digital system. The packages require payment of an upfront fixed fee at the time of purchase. Depending on the treatment, some customers make the full payment for the package upfront, while some pay a portion first and the remainder based on the progress of the treatment cycle. The validity of package redemptions is 12 months, and the packages may consist of a single type of treatment that is periodically and repeatedly provided, or a combination of various types of treatments. Revenue is recognized at the point in time when the service is rendered during the contract period.

Customers may also opt for one-time treatments to address specific aesthetic concerns, which require the customer to make payment before the treatment. In such cases, revenue is recognized when the service is provided to the customer.

All treatments, packages, and deposits paid are non-refundable, non-transferable, and non-shareable. Upon the expiration of a prepaid aesthetic medical service package, any unused portion of the package will be forfeited at the end of the validity period and will not be converted into cash.

Sale of Skincare Products

Revenue from the sale of skincare products is recognized upon the delivery and acceptance of skincare products by our customers.

Clinic/Service/Product Showcase

Our Clinics

The below images show the interior of our three current clinics:

Bella Clinic

Bella Clinic Iconic

Bella Clinic Inspire

Aesthetic Medical Services

In our aesthetic medical service offerings, we specialize in the performance of non-invasive and minimally invasive procedures, which typically carry much lesser risk to the customer than invasive procedures such as plastic surgery. The non-invasive procedures focus on enhancing skin and body care without penetration of the skin, including those relating to skin care, slimming, body care, and wellness. The minimally invasive procedures involve treatments that target deeper layers of the skin or that use injections, including skin tightening, botulinum toxin (BOTOX® or “Botox”) injection, filler injections, and laser treatments. Generally, non-invasive procedures, such as Machine-Based Slim-Lift treatments using ultrasound or radiofrequency, do not cause temporary skin damage, while temporary skin damage from minimally invasive procedures, such as CO2 laser, takes five to seven days to recover.

We develop and acquire information on treatments through industry sources, such as industry conventions and trusted suppliers who have a long-term relationship with us. Suppliers of medical devices and other materials typically provide training to our staff as part of our purchases, such as on the operation of energy-based devices for laser treatments and the preparation and injection of specific solutions for skin treatments.

We also have active dialogue and exchange of information sessions with experts from aesthetic medical institutions overseas, including those from the United States, Europe, Singapore, Japan, and South Korea, to learn and adopt new aesthetic medical solutions, standards and technologies, so that we can access the latest technology in aesthetic medicine and quickly and cost-effectively respond to our customers’ changing needs. Our aesthetic physicians attend courses held by these institutions to learn about the new information and master new skills.

All three of our clinics have identical service offerings. Among our aesthetic medical services, the most popular ones are filler injections and Exosome-PDRN Skin Booster, which recorded revenue of RM3,402,357 and RM3,304,704, for the fiscal year ended March 31, 2025 and 2024, respectively. Below is a list of the main treatments that we provide:

Category	Name of Treatment	Procedure	Intended Effects
Skin Rejuvenation	Korean Glass Skin	Skin exfoliation with glutathione-infused peeling solution and gentle laser.	Reduction of Acne blemishes; removes the appearance of surface-level skin pigmentation such as freckles.
	REJURAN® Healer	Microneedle injection of PDRN, or polydeoxyribonucleotide, a DNA fragment extracted from salmon sperm.

Refines the appearance of pores; reduction of wrinkles; refines the appearance of skin texture; reduction of scars; reduction of skin oiliness and sebum with anti-acne effect; fades the appearance of irregular pigmentation.

	Sylfirm-X Ultimate Microneedling RF	Microneedling with the Sylfirm X radio frequency microneedling device, with the use of various wave modes.

Enhances the appearance of skin quality to mimic the appearance of lifted skin; refines pores; reduces wrinkle; reduces skin inflammation and facilitates skin healing; helps the fading of scars; reduces skin oiliness and sebum with anti-acne effect.

	NEWEST Skin Quality Enhancer with HA Lifting	Injection of polynucleotide to stimulate collagen production and injection of hyaluronic acid.	Enhances the appearance of skin texture; hydrates and gives the look of lifted skin.
	Profhilo® Face Bioremodelling with Lifting	Injection of high-concentration hyaluronic acid to stimulate collagen and elastin production.	Visibly tightens and hydrates skin; refines facial contours for a more sculpted appearance.
	Exosome-PDRN Skin Booster	Injection of freeze-dried exosomes and 1.5% concentration PDRN.	Helps reduction of inflammatory acne; enhances the look of skin hydration and elasticity.
	Anti-Acne & Brightening Peel	Exfoliates dead skin at pimple areas and suppresses melanin production with glutathione solution and alpha-hydroxy acid.	Supports the appearance of clearer skin; brightens overall skin tone for a more radiant look.
Machine-Based Slim-Lift	High Intensity Focused Ultrasound (HIFU) Slim-Lift	Use of ultrasound from energy-based device.

Visibly smooths laugh lines, enhances the appearance of jawline definition, and lifts the brow area, contributing to a more contoured facial appearance, including areas such as the double chin and cheeks.

	RadioFrequency (RF) Slim-Lift	Use of radiofrequency from energy-based device.
Face Contouring	Lower cheek fat slimming	Injection of Botox and enzymes.	Highlights and defines the appearance of facial features for a contoured look.
Jaw muscle slimming treatment
Chin with jawline sculpting treatment

Category	Name of Treatment	Procedure	Intended Effects
Eyelid/Cheek/ Nose/Lips/Jaw Contouring	Croma filler	Injection of viscoelastic, hyaluronic acid-based solutions.	Smooths the appearance of facial lines, wrinkles, and folds.
JUVÉDERM® filler
Vagina Rejuvenation	Vaginal & labial CO2 laser rejuvenation	With the use of carbon dioxide (CO2) laser, thin layers of skin are vaporized using a high-energy beam of laser light. Stimulates the formation of new skin cells and collagen production.	Enhances the appearance of firmness in the intimate area and smooths the look of labia skin texture.
Thread-lifting	Face lift/Nose lift/Brow lift/Anti-wrinkle microthreads

Special threads made of materials like PDO (polydioxanone), PLA (polylactic acid), or PCL (polycaprolactone) are inserted beneath the skin using fine needles or cannulas. The threads have tiny barbs, cones, or twists that grip and lift the skin.

Softens the appearance of smile lines and jowl sagging; refines the contours of facial areas such as the nose, brow, and jawline.
Botox Anti-Wrinkle Therapy	Anti-wrinkle — Crow’s Feet/Glabella/Forehead	Injection of Botox.	Helps relax the look of overactive forehead and frown areas; smooths the appearance of fine horizontal forehead lines and vertical frown lines; reduces the appearance of outer eye wrinkles.
Laser Treatment	Anti-dark dark spots laser treatment	Use of laser on skin to break down deeper pigments that are unreachable by peels and remove fine hairs.	Creates a luminous skin finish and helps even the look of skin tone.
Skin rejuvenating laser treatment

Use of fractionated CO2 laser that delivers focused beams of CO2 light into the skin, creating tiny thermal injuries while leaving surrounding tissue intact, stimulating the body’s collagen and elastin production.

Improves the appearance of skin texture; softens the look of fine lines and wrinkles; minimizes the appearance of enlarged pores and fades the appearance of acne scars.
Vitamin IV Therapy	Multivitamin wellness drip	Intravenous therapy of vitamin solution.	Supports overall skin wellness and vitality; may help improve the appearance of skin affected by fatigue or nutritional imbalance.

Skincare Products

We currently offer five skincare products under the brand BELLASKINCARE, as follows:

PRODUCT	STANDARD	DESCRIPTION	TARGET SKIN
Hydrating Milk Emulsion Cleanser	100ml

This is a daily facial cleanser that has a gentle exfoliation effect and intends to clear the appearance of sebum to make skin appear smoother and more radiant. It contains aloe barbadensis extract, coconut extract, bird nest extract, and citric acid.

All skin types
Hydrating Toner	100ml	This is a daily facial toner that intends to brighten the appearance of the skin. It contains silanediol salicylate, MultiEx BSASM®, and cynanchum atratum extract.	All skin types

PRODUCT	STANDARD	DESCRIPTION	TARGET SKIN
Hydrating Soothing Gel	50ml	This product is designed to make skin appear more hydrated. It contains opuntia ficus-indica (cactus) stem extract, MultiEx BSASM®, and cynanchum atratum extract.	Dry and sensitive skin, skin with burns or wounds
Hydrating Gel Cream	50ml	This product is designed to reduce the appearance of acne, and prevent and reduce the appearance of wrinkles. It contains snail secretion filtrate and tocopheryl acetate (a form of vitamin E).	Dray, sensitive, and combination skin
Hydrating SPF50 Oil Free Gel	30ml	This product is a lightweight daily sunscreen gel designed to make the skin appear more nourished. It contains phytosphingosine, silica microspheres, and AMINAT® -G.	Sensitive skin, skin with eczema, acne, or hyperpigmentation

These products can be purchased from our official website, from our online stores on E-commerce platforms (TikTok, Shopee, and LAZADA), and at our physical clinics. We typically offer them as complimentary products to customers who purchase our aesthetic medical services.

These products are formulated and manufactured by original equipment manufacturers (OEMs) based on our requirements. We purchase products from the OEMs on an as-needed, order-by-order basis. There is no formal long-term or exclusive agreement in place with these OEMs. While we do not play an active role in determining the overall formulation of our skincare products, we are involved in the selection of particular ingredients into our products in order to target and address specific skin concerns. These products are marketed with our own branding, but we do not own the rights to the formulations or have any exclusive agreement with the OEMs.

Suppliers

Our suppliers provide us with a diverse selection of medical equipment, supplies, and medical consumables. Our suppliers fall into four key categories: medical devices, energy-based equipment, injection materials, and other medical consumables. We typically purchase from suppliers on an as-needed, order-by-order basis, with varying payment terms from order to order. There is no formal long-term or exclusive agreement in place with most suppliers. We carefully select our suppliers based on their track record, product quality, and adherence to industry standards. We believe that we maintain strong relationships with our suppliers.

Below are the lists of suppliers from whom purchases constitute more than 10% of our total purchase in the fiscal years ended March 31, 2025 and 2024, respectively.

•        Fiscal year ended March 31, 2025

Supplier	Purchase Amount; Percentage	Supply Type
Supplier A	RM545,111 (approximately $122,994); 22%	Medical devices and injection materials
Supplier B	RM337,023 (approximately $76,043); 14%	Injection materials and other medical consumables
Supplier C	RM287,100 (approximately $64,779); 12%	Injection materials and other medical consumables
Supplier D	RM244,979 (approximately $55,275); 10%	Injection materials

•        Fiscal year ended March 31, 2024

Supplier	Purchase Amount; Percentage	Supply Type
Supplier A	RM354,637 (approximately $80,017); 16%	Medical devices and injection materials
Supplier D	RM305,397 (approximately $68,907); 14%	Injection materials
Supplier C	RM292,112 (approximately $65,910); 13%	Injection materials and other medical consumables

Customers, Sales, and Marketing

The majority of our customers are retail customers in the aesthetic medicine industry. For the fiscal year ended March 31, 2025, we had a total of 5,985 customers, with 57.0% of the customers served by Bella Clinic, 26.0% served by Bella Clinic Inspire, and 17.0% served by Bella Clinic Iconic. For the fiscal year ended March 31, 2024, we had a total of 4,603 customers, with 86.0% of customers served by Bella Clinic and 14.0% served by Bella Clinic Inspire. According to internally compiled data, 90% of our customers are women. For the fiscal years ended March 31, 2025 and 2024, no single customer contributed to 10% or more of our total revenue.

For the fiscal years ended March 31, 2025 and 2024, our advertisement, marketing, and promotional expenses were RM595,489 ($134,361) and RM157,521 ($35,542), respectively. Our marketing efforts encompass social media engagement, participation in exhibitions and campaigns, collaboration with KOLs (influential individuals within a specific industry) to promote our brand, and involvement in marketing events to boost brand awareness.

Competition

We primarily target the Malay demographic, which makes up approximately 70% of Malaysia’s population. The aesthetic medicine industry in Malaysia in which we operate is both highly fragmented and intensely competitive. We mainly compete with other operators of aesthetic clinics that target the Malay market, such as MyClinic, Anggun Clinic, and RX Clinic. We compete with other clinic operators primarily on the price, quality, and effectiveness of treatments offered. We believe that our competitive position is strengthened by the quality of our services and the effectiveness of the treatments we provide. These positive characteristics of our operations have brought about positive customer reviews, which enhance our brand reputation and lead to more repeat and new customers.

Employees

We had 51, 44, and 39 fulltime employees as of March 31, 2025, 2024, and 2023, respectively. The following tables set forth the detailed number of their full-time employees as of the date of this prospectus:

Function:	Number
Operations	12
Customer Services	2
Sales and Marketing	29
Finance	4
Human Resources and Administration	3
Aesthetic Physicians (including medical doctors and LCP-certified physicians)	8
Total	58

Insurance

We believe that we maintain property and equipment insurance coverage which is consistent with industry standards and is adequate to cover our key assets, facilities, and liabilities. A vehicle and a Sylfirm X machine owned by us are covered by property and equipment insurance. Other than the foregoing, we do not maintain director liability insurance, property insurance, business interruption insurance, or general third-party liability insurance.

Property

As of the date of this prospectus, we lease an aggregate of five properties in Malaysia. The Group does not own any real property. The areas of leased premises are based on the figures specified in the land use certificates or the corresponding lease agreements. The following table shows notable information for the properties the operating entities lease as of the date of this prospectus:

Location	Size (Square Feet)	Current Use	Term of Use	Annual Rent
No. 11-1 Jalan Radin Bagus 1, Bandar Baru Seri Petaling, 57000 Kuala Lumpur, Malaysia	1,992	Office	April 1, 2024 to March 31, 2027	RM48,000
No. 11-2, Jalan Radin Bagus 1, Bandar Baru Seri Petaling, 57000 Kuala Lumpur	Not ascertainable	Office	June 1, 2025 to May 31 2027	RM42,000

Location	Size (Square Feet)	Current Use	Term of Use	Annual Rent
No. 3-2, Jalan Radin Bagus 1, Bandar Baru Seri Petaling, 57000 Kuala Lumpur	Not ascertainable	Office	April 4, 2025 to April 3 2027	RM42,000
Unit 16, Jalan Radin Bagus 1, Bandar Baru Seri Petaling, 57000 Kuala Lumpur, Malaysia	3,552	Bella Clinic	April 1, 2025 to March 31, 2027	RM277,200
No. 52A, Ground & Mezzanine Floor Jalan Eco Ardence C, U12/36C, Eco Ardence, Seksyen U12, 40170 Shah Alam, Selangor, Malaysia	2,097	Bella Clinic Iconic	Feb 1, 2025 to March 31, 2027	RM126,000
No. 80, Jalan Molek 2/2, Taman Molek, 81100 Johor Bahru, Johor Darul Ta’zim, Malaysia	2,880	Bella Clinic Inspire	November 1, 2023 to October 31, 2026	RM104,400
A-23-22, Huni Residence No.8, Persiaran Setia Damai Eco Ardence, Seksyen U13, 40170 Shah Alam, Selangor	Not ascertainable	Staff Hostel	June 1, 2025 to May 31, 2027	RM19,200

Intellectual Property

As of the date of this prospectus, we have one registered domain name: https://bellaclinic.my/, which is held under the name of I Bella and is set to expire on January 21, 2026. The Company intends to renew its registration of the domain name prior to its expiration.

As of the date of this prospectus, we have one registered trademark in Malaysia as follows:

Trademark	Class	Registration Number	Application Date	Valid Until	Trademark Holder
	44	TM2023008042	March 21, 2023	March 21, 2033	I BELLA SDN BHD

In the event that we become the proprietary owner of any intellectual property, we intend to use intellectual property law, such as applying for the registration of patent, trademarks, and domain names, as well as confidentiality and non-disclosure agreements to protect our intellectual property rights, and we will regularly monitor any infringement or misappropriation of our intellectual property rights.

Licenses

The following table set forth the licenses on which we are materially dependent for our business, as of the date of this prospectus:

Issuing Authority	Licensee	License/Reference no./Description of License	Validity Period
MOH	I Bella

Registration No 231401-09719-11

Certificate of registration to establish, maintain, operate or provide a private medical clinic known as “Bella Clinic” located at Unit 16 & 16-1, Jalan Radin Bagus 1, Bandar Baru Sri Petaling, 57000 WP Kuala Lumpur

Valid from March 26, 2025(1)

Issuing Authority	Licensee	License/Reference no./Description of License	Validity Period
MOH	I Bella Inspire

Registration No. 230102-13331-11

Certificate of registration to establish, maintain, operate or provide a private medical clinic known as “Bella Clinic Inspire” located at No. 80, (Ground Floor), Jalan Molek 2/2, Taman Molek, 81100 Johor Bahru, Johor

Valid from December 4, 2024(1)
MOH	I Bella Setia Alam

Registration No. 231007-12578-11

Certificate of registration to establish, maintain, operate or provide a private medical clinic known as “Bella Clinic Iconic” located at No. 52A (Ground Floor & Mezzanine Floor), Jalan Eco Ardence C U12/36C, Eco Ardence, Seksyen U12, 40170 Shah Alam, Selangor

Valid from May 19, 2025(1)
MOH	Dr. Daniel Wai Teng Ren	LCP-AMP-001/2024(125) Letter of Credentialing and Privileging Aesthetic Medical Practice	Valid from December 1, 2024 to December 31, 2027
MOH	Dr. Lee Kang Yuan	LCP-AMP-001/2024(2) Letter of Credentialing and Privileging Aesthetic Medical Practice	Valid from June 1, 2024 to June 30, 2027
MOH	Dr. Yasmin Farhanah Mohd Hithir	LCP-AMP-001/2024(65) Letter of Credentialing and Privileging Aesthetic Medical Practice	Valid from June 1, 2024 to June 30, 2027
Department of Licensing and Business Development, Kuala Lumpur City Hall	I Bella	File No. DBKL.JPPP/01156/10/2024/KM01 at No. 16 & 16-1, Jalan Radin Bagus 1, Seri Petaling 57000 Kuala Lumpur	Valid from October 18, 2024 to October 17, 2025(2)
Department of Licensing and Business Development, Kuala Lumpur City Hall	I Bella	Business license at No. 16-2, Bandar Baru Seri Petaling, Jalan Radin Bagus 1, Seri Petaling, 57000 Kuala Lumpur	In the process of renewal. The application for renewal was submitted on June 10, 2025 and is currently pending
Department of Licensing and Business Development, Kuala Lumpur City Hall	I Bella	File No. DBKL.JPPP/02093/05/2024/KM01 Business license at No. 11-1, Bandar Baru Seri Petaling, Jalan Radin Bagus 1, Seri Petaling, 57000 Kuala Lumpur	Valid from July 12, 2025 to July 11, 2026
Department of Licensing and Business Development, Kuala Lumpur City Hall	I Bella	File No. DBKL.JPPP/02121/08/2025/KM01 at No. 11-2, Jalan Radin Bagus 1, Bandar Baru Seri Petaling, 57000 Kuala Lumpur	Valid from September 4, 2025 to September 3, 2026

Issuing Authority	Licensee	License/Reference no./Description of License	Validity Period
Department of Licensing and Business Development, Kuala Lumpur City Hall	I Bella	File No. DBKL.JPPP/03272/03/2024/KM01 Business license at No. 3-2, Bandar Baru Seri Petaling, Jalan Radin Bagus 1, Seri Petaling 57000 Kuala Lumpur	Valid from July 30, 2025 to July 29, 2026
Shah Alam City Council	I Bella Setia Alam	File No. MBSA.LSN.700-3/3/646 Business and signboard license to display signboard at No. 52A, Tingkat 1, Jalan Eco Ardence C U12/36C, Eco Ardence, Seksyen U12, 40170 Shah Alam, Selangor.	Issued: March 18, 2025 Valid until: May 31, 2026
Johor Bahru City Council	I Bella Inspire	File No. 2023/55/IK/1025/40 Signboard license to display signboard at No. 80, Jalan Molek 2/2, Taman Molek, 81100 Johor Bahru, Johor	Issued: December 7, 2023 Valid until: December 6, 2025

____________

Notes:

(1)      No expiration date. A new certificate of registration will be issued following variation to the terms, conditions or particulars of the previous certificate of registration, such as the location of the clinic, upon notification to the MOH.

(2)      We are, as of the date of this prospectus, in the process of applying for the renewal of this license.

Seasonality

Our operating results historically have not been subject to seasonal variations.

Legal Proceedings

As of the date of this prospectus, neither we nor our subsidiaries are a party to any material legal or administrative proceedings. From time to time, we may become parties to various legal or administrative proceedings arising in the ordinary course of business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breaches of contract, labor and employment claims, and customer complaints regarding the services or products we have provided, whether made directly to us or lodged with the Ministry of Health of Malaysia.

REGULATIONS

This section sets forth a summary of the principal Malaysian laws, regulations, and rules relevant to our business and operations in Malaysia.

Regulations Related to the Supervision over Pharmaceuticals and Medical Services in Medical Institutions in Malaysia

Private Healthcare Facilities and Services Act 1998 (Act 586)

Private medical clinics are regulated by MOH in accordance with Private Healthcare Facilities and Services Act 1998 (“PHFSA 1998”) and its relevant regulations, including Private Healthcare Facilities and Services (Private Medical Clinics or Private Dental Clinics) Regulations 2006 (“Private Medical Clinic Regulation”).

Under the PHFSA 1998, no one shall establish, maintain, operate or provide a private medical clinic or private dental clinic unless it is registered with the Director General of Health of Malaysia.

PHFSA 1998 provides that a person who establishes, maintains, operates or provides any private medical clinic without a certificate of registration or approval from the Director General of Health of Malaysia commits an offence under the PHFSA 1998.

The certificate of registration to operate private medical clinic will only be issued to a registered medical practitioner under the PHFSA 1998.

Further, the Private Medical Clinic Regulation requires all private medical clinics to have a plan of organization, which shall include an organizational chart that shall be exhibited in a conspicuous part of the private medical clinics. The holder of a certificate of registration or a person in charge of a private medical clinic shall ensure that all healthcare professional staff are registered under any law regulating their registration and, in the absence of such law, hold such qualifications and possess such experience as are recognized by the Director General of Health of Malaysia and have such qualification, training, experience, and skill to practice in his particular or other healthcare profession as are recognized by the Director General of Health of Malaysia.

Duties are imposed on the certificate holder to ensure that the clinic has a written policy, policy statement, staff identification, and proper billing procedures, and that the standard of the private medical clinic in respect of patient safety and patient rights is in compliance with the Private Medical Clinic Regulation.

The Private Medical Clinic Regulation also provides a detailed fee schedule outlining the chargeable consultation fees, psychotherapy fees, radiologist fees, general procedures fees, and other service-related charges that form part of the medical services.

Guidelines for Processing Clinic Registration of Private Medicine and Dental Clinic Registration dated September 2, 2024 (“Guideline 2024”) and Guidelines for Processing Clinic Registration of Private Medicine and Dental Clinic Registration dated August 30, 2022 (“Guidelines 2022”) provide that for clinics that provide aesthetic medical services as an area of interest, a valid LCP is required to be submitted for a responsible person. The guidelines further provide that a registered medical practitioner is allowed to be the responsible person for one private clinic only and is not allowed to be the same in other private healthcare facilities and services. However, with regards to the applications to be a responsible person that has been made prior to the Guidelines 2022, Guidelines for Processing Clinic Registration of Private Medicine and Dental Clinic Registration dated January 2014 (“Guidelines 2014”) provides that a registered medical practitioner is allowed to be the responsible person for a maximum of three clinics.

For clarification purpose, registered medical practitioners who have already registered with at least one private clinic can no longer register as a responsible person for other private clinics after the Guidelines 2022 came into force.

Dr. Daniel Wai Teng Ren, Dr. Lee Kang Yuan and Dr. Yasmin Farhanah Mohd Hithir have been registered as the responsible persons for the clinics operated by I Bella and its subsidiaries.

Control of Drugs and Cosmetics Regulations 1984

The Control of Drugs and Cosmetics Regulations 1984 (“CDCR 1984”) provide that no person shall manufacture, sell, supply, import, possess or administer any product unless the product is a product registered with the Drug Control Authority in accordance with the provisions of the regulation, and the person holds the appropriate license required and issued under the regulation.

Further, no person shall manufacture, sell, import, possess or administer any cosmetic unless the cosmetic is a notified cosmetic, that is, a cosmetic product that has been duly notified to and approved by the Drug Control Authority, and the person is either responsible for placing the notified cosmetic in the market or is authorized in accordance with the notification note issued by the Director of Pharmaceutical Services.

The person responsible for placing the cosmetic in the market or the authorized person shall comply with any directives or guidelines issued and any conditions imposed by the Director of Pharmaceutical Services and maintain proper records in the manner as determined by the Director of Pharmaceutical Services.

Under the CDCR 1984, a “cosmetic” means “any substance or preparation intended to be placed in contact with the various external parts of the human body (including epidermis, hair system, nails, lips and external genital organs) or with the teeth and the mucuos membranes of the oral cavity with a view exclusively or mainly to cleaning them, perfuming them, changing their appearance or correcting body odours, protecting them or keeping them in good condition”.

The term “drug” as used in CDCR 1984, adopts the definition provided under the Sales of Drug Act 1952 (“SDA 1952”), which includes any substance, product or article intended to be used or capable, or purported or claimed to be capable, of being used on humans or any animal, whether internally or externally, for a medicinal purpose. Under the SDA 1952, “medicinal purpose” means any of the following purposes:

(a)     alleviating, treating, curing or preventing a disease or a pathological condition or symptoms of a disease;

(b)    diagnosing a disease or ascertaining the existence, degree or extent of a physiological or pathological condition;

(c)     contraception;

(d)    inducing anaesthesia;

(e)     maintaining, modifying, preventing, restoring, or interfering with, the normal operation of a physiological function;

(f)     controlling body weight;

(g)    general maintenance or promotion of health or wellbeing.

As of the date of this prospectus, and to the best of our knowledge, we have obtained the relevant notification notes for all our cosmetics and skincare products issued by the Director of Pharmaceutical Services, MOH pursuant to Regulation 18A(2) Control of Drugs and Cosmetics Regulations 1984 and such products are not classified as “drugs” under the CDCR 1984.

Environmental Quality Act 1974 (Act 127)

The Environmental Quality Act 1974 (“EQA 1974”) and its relevant regulations, the Environmental Quality (Scheduled Wastes) Regulations 2005 (“EQR 2005”), govern the disposal of clinical waste arising from medical, nursing, and similar practices.

The EQR 2005 states that every waste generator shall ensure that the generated waste is properly stored, treated on-site, recovered on-site, or delivered to and received at prescribed premises for treatment, disposal, or recovery of material.

As of the date of this prospectus, we are not aware of any non-compliance of I Bella or its subsidiaries pursuant to the EQA 1974 and EQR 2005.

Regulations On Medical Personnel of Medical Institutions in Malaysia

Medical Act 1971 (Act 50)

A medical practitioner is required to register with the Malaysian Medical Council in order to practice medicine in Malaysia pursuant to the Medical Act 1971 (“MA 1971”).

Pursuant to the MA 1971, any fully registered person who desires to practice as a medical practitioner after the 21st day of December of any year shall, not later than the 1st day of December of that year, make an application for a certificate to practice as a medical practitioner during the ensuing year. Upon such application, the Registrar of Medical Practitioner shall issue an annual practicing certificate (“APC”) authorizing the applicant to practice as a medical practitioner during the year for which the certificate is issued. Any fully registered person who fails to apply for an APC within the period stipulated under the MA 1971 may, upon making an application in such form and upon payment of such addition fee, be granted an APC for the ensuing year.

To obtain full registration under the MA 1971, new medical graduates shall undergo housemanship training at approved training facilities for a period of not less than two years. Housemanship training, as defined under section 2 of the MA 1971, means the period of training in resident medical practice for the purpose of becoming a fully registered medical practitioner. During the housemanship training, housemen are required to complete six postings in the major departments, which include surgery, medicine, obstetrics and gynecology, orthopedics, pediatrics and emergency medicine.

Under section 40 of the MA 1971, every practitioner has to serve a continuous total period of not less than two years within the public services upon being given full registration. “Public services” as defined under section 2 of the MA 1971, has the meaning assigned to it in Article 132 of the Federal Constitution and, in addition, includes the service of any local authority or the service of any statutory authority exercising powers vested in it by federal or state law.

It is an offence under MA 1971 for any practitioner not to complete compulsory service within the public services as determined by the director-general. If found guilty, such offence is punishable under section 40(3) where ‘the registration of such person under section 14 shall be deemed to be revoked, and the Registrar shall accordingly strike off from the Register the name of such person’.

As of the date of this prospectus, all LCP-certified aesthetic physicians and resident medical doctors hold and maintain valid APC.

Guidelines on Aesthetic Medical Practice for Registered Medical Practitioners (Second Edition, 2020)

Guidelines on Aesthetic Medical Practice for Registered Medical Practitioners by the MOH provides that a medical practitioner who intends to practice aesthetic medical practice must be fully registered with the Malaysian Medical Council and possesses a current and valid APC.

The guidelines also provide that after medical practitioners who intend to practice in aesthetic medicine complete two years of housemanship training, attain full registration, and complete two years of public services, they must subsequently complete two years of relevant training in aesthetic medical practice under supervision or attachment, practicing as a general practitioner. During their practice, medical practitioners must be free from any disciplinary actions, exercise strict patient selection criteria, communicate to the potential patient the risks involved in the procedures provided, the possible outcomes, obtain valid consent for the aesthetic medical procedure planned, generally observe all aspects of the Code of Professional Conduct of the Malaysian Medical Council, and place patient safety as the primary concern. They should also provide aesthetic medical services in a healthcare facility licensed or registered under the PHFSA 1998 and Private Medical Clinic Regulation. All registered medical practitioners who qualify and wish to practice aesthetic medical practice are required to have an LCP for the aesthetic procedure(s) which he intends to perform and register under the National Registry of Registered Medical Practitioners Practicing Aesthetic Medical Practice, MOH.

Pursuant to the guidelines, general practitioners who do not perform aesthetic medical practice and wish to embark on aesthetic medical practice as a new specialty area are required to undergo relevant training by taking aesthetic medical practice courses.

Guidelines on the Ethical Aspects of Aesthetic Medical Practice by Malaysian Medical Council further require that a registered medical practitioner in aesthetic medicine practice must possess experience through recognized practical training courses conducted by bona fide professional bodies specializing in aesthetic medical practice as recognized by the Main Credentialling and Privileging Committee for Aesthetic Medical Practice Division of the MOH. The practitioner must also provide documentary evidence of having completed such training and practical or written examination in a bona fide professional body, to be processed by the Main and Privileging Committee for Aesthetic Medical Practice, as prescribed in the Guidelines on Aesthetic Medical Practice for Registered Medical Practitioners issued by the Medical Practice Division of MOH.

Based on the above requirements, taking into account the duration of housemanship training, compulsory public service, and the required supervised aesthetic training, the entire process typically takes approximately six years from the completion of an MBBS or MD degree to become an LCP-certified aesthetic physician.

As of the date of this prospectus, all of our aesthetic medical clinic branches are managed and supervised by an LCP-certified aesthetic physician.

The table below is the summary of our LCP-certified aesthetic physicians registered as a responsible person for each of our three aesthetic medical clinics:

Name	Aesthetic medical clinic
Daniel Wai Teng Ren	Bella Clinic
Lee Kang Yuan	Bella Clinic Iconic
Yasmin Farhanah Mohd Hithir	Bella Clinic Inspire

Regulations on Medical Advertising in Malaysia

The Medicine (Advertisement and Sale) Act 1956 (Act 290)

The Medicine (Advertisement and Sale) Act 1956 (“MASA 1956”) and its relevant regulations and guidelines, which include Medicine Advertisements Board Regulations 1976, regulate the advertisement and dissemination of information in relation to healthcare matters to the general public.

The information provided in the advertisements must be factually accurate and capable of being substantiated. It must not be exaggerated, false, misleading, or deceptive. The authenticity and the accuracy of the information imparted in the advertisements should be verifiable by the Medicine Advertisements Board (“MAB”) established by the MOH.

MASA 1956 also provides that no person shall take part in the publication of any advertisement that refers to any skill or service related to the treatment, prevention or diagnosis of any ailment, disease, injury, infirmity, or condition affecting the human body, and that is capable of inducing, or contains an invitation, whether express or implied, for any person to seek the advice of the advertiser or any person referred to in the advertisement in connection with such skill or service. However, this requirement shall not apply to any advertisement published with the approval of MAB, by any professional body related to the medical profession or any allied profession established by or registered under any written law, or with the approval of the MAB, by any private hospital, private clinic, private radiological clinic, or private medical laboratory operated by a registered medical practitioner holding a valid APC under the MA 1971.

As of the date of this prospectus, we are not aware of any non-compliance of I Bella or its subsidiaries pursuant to the MASA 1956.

Regulations Related to the Licensing of the Business Operation in Malaysia

Local Government Act 1976 (Act 171)

Licensing of Trades, Businesses and Industries (Federal Territory of Kuala Lumpur) By-Laws 2016 (the “DBKL By-Laws)

Licensing of Trades, Businesses and Industries (Shah Alam City Council) By-Laws 2007 (the “SACC By-Laws)

Licensing of Advertisement (Johor Bahru City Council) By-Laws 2016 (the “JBCC By-Laws)

The Local Government Act 1976 (Act 171) (“LGA 1976”) is an act that revises and consolidates laws relating to local governments, granting each local authority the power to create by-laws for various purposes. These by-laws are designed to ensure the health, safety, and well-being of the inhabitants within the local authority’s jurisdiction.

Under the LGA 1976, local authorities have the authority to make, amend, or revoke by-laws that are necessary or beneficial for maintaining the health, safety, and well-being of residents, as well as for promoting good order and governance within the local area.

The premises of I Bella is located within the Kuala Lumpur area, which falls under the jurisdiction of the Kuala Lumpur City Hall (Dewan Bandaraya Kuala Lumpur). Under the DBKL By-Laws, any person may use any premise for carrying out any business activity only if a business premise license has been issued in respect of said premises by the Commissioner of the City of Kuala Lumpur. Any person who contravenes this requirement commits an offence.

The premises of IBSA is located within the Shah Alam area, which falls under the jurisdiction of the Shah Alam City Council (Majlis Bandaraya Shah Alam). The SACC By-Laws state that no person shall operate any activity of trade, business, and industry or use any place or premise in local area of the council for any activity of trade, business, and industry without a license issued by the Shah Alam Municipal Council. Any person who contravenes this requirement commits an offence.

The premises of IBI is located within the Johor Bahru area, which falls under the jurisdiction of the Johor Bahru City Council (Majlis Bandaraya Johor Bahru). The JBCC By-Laws provide that no person shall exhibit or erect, or cause, direct, or permit to be exhibited or erected, any advertisement, other than those exempted under by-law 13, without a license issued by the Mayor of the Johor Bahru City Council and the Deputy Mayor. Any person who contravenes JBCC By-Laws commits an offence. A business license is not required for operating a clinic in Johor Bahru.

As of the date of this prospectus:

(a)     I Bella holds, or is in the process of applying for or renewing, a valid business license issued by Kuala Lumpur City Hall for the following premises:

(i)     No. 16 & 16-1, Jalan Radin Bagus 1, Seri Petaling 57000 Kuala Lumpur;

(ii)    No. 16-2, Bandar Baru Seri Petaling, Jalan Radin Bagus 1, Seri Petaling, 57000 Kuala Lumpur;

(iii)   No. 11-1, Bandar Baru Seri Petaling, Jalan Radin Bagus 1, Seri Petaling, 57000 Kuala Lumpur; and

(iv)   No. 3-2, Bandar Baru Seri Petaling, Jalan Radin Bagus 1, Seri Petaling 57000 Kuala Lumpur.

(b)    IBSA holds and maintains a valid business license issued by Shah Alam City Council for its clinic at No. 52A, Tingkat 1, Jalan Eco Ardence C U12/36C, Eco Ardence, Seksyen U12, 40170 Shah Alam, Selangor.

(c)     I Bella and its subsidiaries also maintain valid advertising licenses in respect of all premises with external signboards.

Regulations Related to Personal Data Protection in Malaysia

Personal Data Protection Act 2010 (Act 709)

The Personal Data Protection Act 2010 (“PDPA 2010”) regulates the processing of personal data in commercial transactions and provides for matters connected therewith and incidental thereto. The PDPA 2010 applies to (a) any person who processes personal data in respect of commercial transactions and (b) any person who has control over or authorizes the processing of any personal data in respect of commercial transactions (each, a “Data User”).

The processing of personal data by a Data User shall comply with various personal data protection principles, namely (i) the “General Principle”; (ii) the “Notice and Choice Principle”; (iii) the “Disclosure Principle”; (iv) the “Security Principle”; (v) the “Retention Principle”; (vi) the “Data Integrity Principle”; and (vii) the “Access Principle” (collectively, “the Personal Data Protection Principles”), as stipulated and defined in the PDPA 2010.

A Data User who contravenes the Personal Data Protection Principles commits an offence and shall, on conviction, be liable to a fine not exceeding RM300,000, or to imprisonment for a term not exceeding two years, or to both.

As of the date of this prospectus, we are not aware of any non-compliance of I Bella or its subsidiaries pursuant to the PDPA 2010.

Regulations Related to Employment and Social Security

Employment Act 1955 (Act 265)

In Malaysia, the primary employment law is the Employment Act 1955 (the “EA 1955”), which outlines important employment terms and conditions such as annual leave, paid maternity leave, minimum working conditions, contract termination procedures, and protections against discrimination. The EA 1955 also includes provisions related to wages, ensuring employees are paid in line with the government’s minimum wage standards.

Following the Employment (Amendment) Act 2022, the EA 1955 now applies to all employees, regardless of their monthly salary. However, employees earning over RM4,000.00 per month are exempt from certain provisions, particularly those related to working hours, rest days, and overtime pay. Despite these exemptions, employees earning more than RM4,000.00 are still entitled to other benefits under the EA 1955, including annual leave, maternity leave, and protections related to termination and anti-discrimination.

As of the date of this prospectus, we are not aware, nor do we have knowledge, of any non-compliance of I Bella or its subsidiaries pursuant to the EA 1955.

Industrial Relations Act 1967 (Act 177)

The Industrial Relations Act 1967 (the “IRA 1967”) governs issues related to trade disputes, trade unions, and matters before the Industrial Court. It provides a framework for resolving disputes between employers and employees, including cases of unfair dismissal. Additionally, the IRA 1967 regulates the recognition of trade unions and the establishment of collective agreements. In conjunction with the EA 1955, the IRA 1967 serves to safeguard employee rights in Malaysia.

The Industrial Court, established under the IRA 1967, is authorized to resolve disputes arising under the IRA 1967, including issues related to the terms and conditions of collective agreements when parties are in disagreement. It also addresses the critical issue of determining whether an employee’s dismissal was made with or without just cause or excuse. If the Industrial Court rules that a dismissal was without just cause, it may order the reinstatement of the employee to their previous position, along with an award of back wages from the date of dismissal to the date of the court’s decision.

The IRA 1967 primarily aims to promote positive relationships and fair dealings between employers, employees, and trade unions, provide remedies not available under common law or the EA 1955, and apply specifically to employees in the private sector.

As of the date of this prospectus, we are not aware of, and have received no notice from any authority regarding, any non-compliance pursuant to the IRA 1967, nor has any action been brought against I Bella or its subsidiaries in the industrial court of Malaysia.

Occupational Safety and Health Act 1994 (Act 514)

The Occupational Safety and Health Act 1994 (“OSHA 1994”) in Malaysia is legislation designed to safeguard workplace safety and health, significantly affecting both employers and employees. Enacted to ensure a secure working environment, OSHA 1994 outlines comprehensive responsibilities for employers, employees, and relevant authorities. OSHA 1994 focuses on preventing workplace hazards and accidents by implementing effective safety management systems, conducting risk assessments, and providing training programs. Through the promotion of a safety-conscious culture and accountability, OSHA 1994 aims to reduce occupational injuries and illnesses, thereby enhancing the overall well-being and productivity of the workforce.

Additionally, the Occupational Safety and Health (Amendment) Act 2022 (“OSHAA 2022”) was enacted in 2022 to amend certain provisions of the original OSHA 1994. As a result of these amendments, OSHA 1994 now applies to all workplaces in Malaysia, including public services and statutory authorities, with the exception of domestic employment, the armed forces, and work on board ships governed by the Merchant Shipping Ordinance 1952, the Sabah Merchant Shipping Ordinance 1960, or the Sarawak Merchant Shipping Ordinance 1960.

As of the date of this prospectus, there has been no non-compliance incident which could have material adverse impact on our business operations or financial performance.

Employees’ Social Security Act 1969 (Act 4)

The Employees’ Social Security Act 1969 (the “ESSA 1969”) provides social protection to employees in Malaysia against income loss resulting from workplace accidents, occupational diseases, or invalidity. This legislation is designed to ensure the well-being and financial security of employees across various sectors, such as manufacturing, construction, and other workplaces. Under the ESSA 1969, employers are obligated to make monthly contributions to the Social Security Organization (SOCSO) on behalf of their employees. SOCSO manages benefits through two primary schemes, the Employment Injury Scheme and the Invalidity Scheme, both of which offer financial support and medical care to eligible employees who experience accidents, injuries, or illnesses that impair their ability to work. Employers who fail to make the required contributions may face penalties, including fines of up to RM10,000.00 and/or imprisonment for up to two years.

As of the date of this prospectus, we have no knowledge, and are not aware of any instances of non-compliance of I Bella or its subsidiaries pursuant to the ESSA 1969.

Employees Provident Fund Act 1991 (Act 452)

The Employees Provident Fund Act 1991 (the “EPFA 1991”) mandates that both employees and employers make monthly contributions to a national fund administered by the Employees Provident Fund. The EPFA 1991 establishes a retirement savings scheme for employees and regulates the management of these funds to ensure financial security in retirement. The EPFA 1991 also addresses various aspects, including withdrawal conditions, investment options, and the distribution of benefits. Employers who fail to remit the required contributions on behalf of their employees are committing an offence and, upon conviction, may be subject to a fine of up to RM10,000.00 and/or imprisonment for up to three years. In cases where a company, firm, or association neglects to make the contributions, the directors, partners, or office-bearers (including those in these positions during the period when the contributions were due) will be held jointly and severally responsible for paying the outstanding contributions.

As of the date of this prospectus, we have no knowledge, nor are we aware of any instances of non-compliance of I Bella and its subsidiaries pursuant to the EPFA 1991.

Employment Insurance System Act 2017 (Act 800)

The Employment Insurance System Act 2017 (the “EISA 2017”) establishes an insurance program that offers financial support and re-employment placement services to employees who become unemployed. Under Section 18 of the EISA 2017, both employers and employees are obligated to make contributions based on the employee’s monthly salary, in accordance with the contribution rates specified in the Second Schedule of the EISA 2017. Failure to comply with these contribution requirements may result in penalties, including a fine of up to RM10,000.00 and/or imprisonment for up to two years.

As of the date of this prospectus, we have no knowledge, and nor are we aware of any instances of non-compliance of I Bella and its subsidiaries pursuant to the EISA 2017.

Income Tax (Deduction from Remuneration) Rules 1994

The Income Tax (Deduction from Remuneration) Rules 1994 (the “ITR 1994”) require employers to deduct a specified amount from their employees’ salaries each month for income tax purposes. These deductions must adhere to the rates specified in the applicable tax schedule issued by the Inland Revenue Board of Malaysia. Employers are responsible for making the deductions and remitting the payments to the Director General of Inland Revenue Malaysia by the 15th of each month. Additionally, they are required to submit a return detailing the employees from whom deductions were made or should have been made. Failure to comply with these requirements, without a valid justification, is considered an offence. If convicted, the responsible individual may face a fine ranging from RM200 to RM20,000, imprisonment for up to six months, or both.

As of the date of this prospectus, we are not aware nor do we have knowledge of any non-compliance of I Bella or its subsidiaries pursuant to the ITR 1994.

Minimum Wage Order 2024

Pursuant to the Minimum Wage Order 2024 (“MWO 2024”), which came into effect on February 1,2025, Malaysia’s minimum wage will increase to RM1,700.00 per month for most businesses beginning August 1, 2025. This applies to companies with five or more workers, as well as employers engaged in professional activities, regardless of the number of employees they hire. On August 1, 2025, the minimum wage of RM1,700.00 will be extended to all employers, including those with fewer than five employees. Employers who fail to comply with the minimum wage order may face a fine between RM1,000.00 to RM20,000.00 or imprisonment for up to five years.

As of the date of this prospectus, we are not aware nor do we have knowledge of any non-compliance of I Bella and its subsidiaries pursuant to the MWO 2024.

Regulations Related to Taxation

Income Tax Act 1967 (Act 53)

The Income Tax Act 1967 (“ITA 1967”) governs the taxation of income in Malaysia. Under the ITA 1967, companies and individuals are subject to income tax on income earned, derived, or received in Malaysia. A company is considered a tax resident in Malaysia if its management and control are exercised within the country. The ITA 1967 requires taxpayers to file accurate tax returns and report all taxable income. Penalties for non-compliance, including understating income or providing false information, can include fines ranging from RM1,000.00 to RM10,000.00, along with a special penalty equal to twice the amount of tax undercharged. These provisions ensure transparency and fair taxation in Malaysia’s business environment.

As of the date of this prospectus, we are not aware of any non-compliance incidents of I Bella and its subsidiaries pertaining to the ITA 1967.

Service Tax Act 2018 (Act 807) and Sales Tax Act 2018 (Act 806)

Sales and Services Tax (“SST”) was reintroduced by the Malaysian Government on September 1, 2018 to replace the Goods and Services Tax (“GST”). Unlike GST, there are two separate pieces of legislation that govern the sales and services tax regime, namely the Sales Tax Act 2018 (“SalesTA 2018”) and the Service Tax Act 2018 (“ServiceTA 2018”), which impose sales tax and service tax accordingly. Sales tax is a single stage tax charged and levied on all taxable goods manufactured in or imported into Malaysia. On the other hand, service tax is imposed on certain prescribed services called “taxable services”. A person who provides taxable services exceeding a specified threshold is required to be registered and is known as a “taxable person”, who is required to charge service tax on his taxable services made to his customers.

Under Section 13(5) of both the SalesTA 2018 and the ServiceTA 2018, it is an offence for a business that offers taxable services with annual sales exceeding the SST threshold to not be registered for SST. SST-registered businesses are required to charge and collect SST from their customers and submit the collected SST to the Royal Malaysian Customs Department (“RMCD”) every two months. Additionally, these businesses must maintain accurate records of their transactions and file regular SST returns with the RMCD.

Pursuant to Section 26(6) and 26(7) of the ServiceTA 2018 and Section 26(7) and 26(8) of the SalesTA 2018, failure to file SST returns or failure to pay the requisite SST payments within the specified time frame may result in legal consequences, such as a fine not exceeding RM50,000, imprisonment for a term not exceeding three years, or both. Additionally, pursuant to Section 26(8) of the ServiceTA 2018 and Section 26(9) of the SalesTA 2018, late payment of SST may incur penalties. Initially, penalties are set at 10% of the unpaid amount for the first 30-day period, followed by an additional penalty of 15% for the second 30-day period and every subsequent 30-day period.

No penalty is expressly provided for persons who commit an offence under the ServiceTA 2018 and SalesTA 2018. On conviction, such persons shall be liable to the general penalty provided under Section 79 of the ServiceTA 2018 and Section 94 of the SalesTA 2018, including a fine of up to RM30,000 or imprisonment for a term not exceeding two years, or both.

As of the date of this prospectus, we have no knowledge, and are not aware of any instances of non-compliance of I Bella and its subsidiaries in respect of the SalesTA 2018.

Regulations Relating to Foreign Exchange Rules

Financial Services Act 2013 (Act 758)

The Financial Services Act 2013 (FSA 2013) provides regulation and supervision of financial institutions, payment systems, and other relevant entities and the oversight of the money market and foreign exchange market to promote financial stability and for related, consequential, or incidental matters.

Pursuant to the Foreign Exchange Administration Rules, a resident entity with domestic ringgit borrowing is only allowed to invest abroad up to RM50 million per calendar year (“Maximum Foreign Investment”). For the avoidance of doubt, in the case of a group consisting of several resident entities, the limit of such Maximum Foreign Investment applies to a group on an aggregate basis.

Notwithstanding the above, the Foreign Exchange Administration Rules allow non-residents to repatriate or remit abroad divestment proceeds, profits, dividends, or any income arising from investments in Malaysia. Repatriation, however, must be made in foreign currency.

As such, if I Bella or its subsidiaries intend to invest amounts exceeding the Maximum Foreign Investment, we will be required to seek approval from the controller of Foreign Exchange, who is also the Governor of the Central Bank of Malaysia.

MANAGEMENT

Set forth below is information concerning our directors and executive officers.

The following individuals are our executive management and members of the board of directors.

Name	Age	Position(s)
Yen Tsing Then	44	Director, CEO, and Chairperson of the Board
Yee Keong Cheah	56	CFO Nominee
Sudhagar A/L Sathival	45	Independent Director Nominee
Lee Thiam Soon	47	Independent Director Nominee
Linus Yong Keen Hun	27	Independent Director Nominee

The following is a brief biography of each of our executive officers and directors:

Ms. Yen Tsing Then has served as our Director since May 2025 and our CEO and Chairperson of the Board since June 2025. Ms. Then is an entrepreneur with over 22 years of experience in the beauty, wellness, and aesthetic medicine industries, and has served as the director of I Bella since October 2013. As the founder and director of I Bella, Ms. Then oversees operations, brand development, and business growth of I Bella and its subsidiaries. In March 2012, Ms. Then founded the predecessor of I Bella, I Perfect Aesthetic Sdn Bhd. From February 2010 to February 2012, Ms. Then served as Sales Manager at Laco Sdn Bhd, where she was responsible for leading a team to achieve strategic sales growth. From January 2003 to January 2010, Ms. Then served at Kalo Cosmetic Surgery Sdn Bhd, where she advanced to Cosmetic Surgery Consultant, advising customers on surgical and non-surgical procedures in collaboration with medical professionals. Ms. Then began her career in 1999 with Shiseido Malaysia Sdn Bhd, gaining hands-on experience in customer engagement and product education.

Mr. Yee Keong Cheah will serve as our CFO starting immediately prior to the effectiveness of the registration statement of which this prospectus is a part. He is a finance professional and business leader with over 30 years of experience in financial management, strategic planning, operations, and business development across a diverse range of industries, including hospitality, manufacturing, and food and beverages. His last job was serving as Director of Finance at New Ocean World Fine Food City Sdn. Bhd. since September 2023, where he played a pivotal role in financial strategy, project leadership, and operational setup for the company’s multi-concept dining operations in Malaysia. He oversaw financial reporting, long-term budgeting, systems implementation, licensing, and stakeholder engagement with local authorities. From August 2015 to October 2022, Mr. Cheah held key leadership roles at IOI Properties Group Berhad (Finance Manager), Linocraft Printers (Financial Controller), and ELANTAS Malaysia (Head of Finance). From October 2008 to July 2015, he served as General Manager (Finance & Admin) for Palmgold Vietnam, managing hospitality and gaming operations in Vietnam, Philippines, and Sabah. His first venture into the corporate sector was at Jardine One Solution, and he began as an External Auditor with Arthur Andersen, gaining exposure to audit engagements across public-listed companies and multinational corporations. Mr. Cheah holds a Master of Business Administration degree from Cardiff Metropolitan University, and a Bachelor of Business (Accountancy) degree from RMIT University. Mr. Cheah is a Chartered Accountant with the Malaysian Institute of Accountants and a Fellow CPA of CPA Australia.

Datuk Sudhagar A/L Sathival will serve as our independent director from the effective date of the registration statement of which this prospectus is a part. From January 2014 to May 2020, Datuk Sathival served as a partner at VR Advisory, where he was responsible for its audit, tax planning, liquidation, and recovery business. Since January 2020, he has been the CFO at TTL Berhad, where he supervises its overall finance and operations. Since February 2023, he has been a partner at Ahmad Abdullah & Goh, where he has been handling the firm’s financial audit work. Datuk Sathival holds the professional designation of Chartered Accountant (Malaysia) conferred by the Malaysian Institute of Accountants. He received his bachelor’s degree in Accounting from University Putra Malaysia in 2004 and his Ph.D. in Accounting and Audit Forensics from Charisma University in 2022.

Mr. Lee Thiam Soon will serve as our independent director from the effective date of the registration statement of which this prospectus forms a part. Lee Thiam Soon has over 25 years of experience in finance and management, with deep expertise in mergers and acquisitions (M&A), M&A integration, tax due diligence, business continuity planning, corporate tax planning, and corporate structure optimization. His industry background spans across various technologies and industries, including MedTech, manufacturing, IT solutions, semiconductors, oil and gas and consulting services. Mr. Lee currently serves as the Head of International Tax for AAC Technologies since January 2024 and holds directorships in several of the company’s subsidiaries. Prior to this, Mr. Lee was a tax business partner for the hardware and services business unit in the Asia-Pacific region, or APAC, at Google from February 2021 to December 2024. From October 2018 to January 2021, he led the APAC tax functions for Fitbit in connection with its acquisition by Google. His earlier career includes tax and finance roles at Amphenol, FCI, Atos and Agilent Technologies. Mr. Lee holds a Bachelor Degree in Accountancy from the University of Otago in New Zealand and a Diploma in Taxation from the Institute of Certified Public Accountant of Singapore.

Mr. Linus Yong will serve as our independent director from the effective date of the registration statement of which this prospectus forms a part. Since November 2022, Mr. Yong has served as an Application Technical Consultant at BirchStreet Systems in Kuala Lumpur, where he works with stakeholders to gather requirements, write Structured Query Language (SQL) queries, conduct user acceptance testing, and analyze system integrations to deliver software solutions. From November 2020 to March 2022, he was a buyer in the Procurement Department at Wistron Technology in Klang, managing supplier negotiations, sourcing, and international freight coordination. He holds a Bachelor of Business in Hotel Management from Torrens University Australia — Blue Mountains International Hotel Management School, Sydney.

Our Board will consist of three directors who satisfy the “independence” requirements under the Nasdaq corporate governance rules prior to the completion of this offering.

Pursuant to our articles of association, unless otherwise determined by our Company in a general meeting, we are required to have a minimum of three directors and the exact number of directors will be determined from time to time by our board of directors.

Under our articles of association, a director may be appointed by ordinary resolution or by the directors. An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. It is expected that, whether by ordinary resolution or by the directors, each director will be appointed on the terms that the director will hold office until the appointment of the director’s successor or the director’s re-appointment at the next annual general meeting, unless the director has sooner vacated office.

For additional information, see “Description of Shares — Directors.”

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors. Our board of directors has determined that our three independent directors, Datuk Sudhagar A/L Sathival, Lee Thiam Soon, and Linus Yong satisfy the “independence” requirements of the Nasdaq corporate governance rules.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence, and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. See “Description of Shares — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under the BVI law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of the company and mortgaging the property of the company; and

•        executing checks, promissory notes, and other negotiable instruments on behalf of the company.

A director must immediately disclose the interest to all other directors after becoming aware of the fact that they are interested in a transaction entered into or to be entered into by the Company. Subject to compliance with the BVI Act, a director shall not, by reason of that director’s office, be accountable to the Company for any remuneration, profit or other benefit derived, or resulting, from derived from such transaction and no such transaction shall be liable to be avoided on the grounds that a director has an interest in it or derives any remuneration, profit or other benefit from it.

A disclosure is only made when it is brought to the attention of every director. The disclosure by a director that they are a member, director, officer or trustee of another named entity or other individual, or has a fiduciary relationship with respect to the entity or individual, and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure of interest, be entered into with the Company or that director, is a sufficient disclosure of interest in relation to that transaction.

Terms of Directors and Executive Officers

Each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal. All of our executive officers are appointed by and serve at the discretion of our board of directors.

A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.1 to the registration statement of which this prospectus is a part, we agree to employ each of our executive officers for an indefinite period of time, until we or our executive officer terminates the employment by giving six (6)-month prior written notice or six (6)-month salary in lieu of the notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2025, we paid an aggregate of RM482,876 ($108,953) as compensation to our, executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of appointment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. I Bella is required by law to make contributions equal to certain percentages of each employee’s salary for his or her statutory benefits. As of the date of this prospectus, I Bella has made the required contributions for the employee’s statutory benefits and are in compliance with relevant laws and regulations.

Insider Participation Concerning Executive Compensation

Our board of directors has been making all determinations regarding executive officer compensation from the inception of the Company. When established, our Compensation Committee will determine regarding executive officer compensation.

Committees of the Board of Directors

Subject to the Company’s articles of association and the BVI Act, our directors may by a resolution of directors appoint any person to hold any office with the Company (including chairperson of directors, CEO, vice president, secretary and treasurer) on any terms, and for any period, they think fit. A person may hold more than one office at the same time, delegate any of their powers to any committee, consisting of one or more directors on any terms they think fit and/or appoint any person (including a director) to be an agent of the Company and delegate their powers to that agent on any terms they think fit.

The directors cannot delegate to a committee the power to (i) amend the memorandum and articles of association of the Company, (ii) designate committees of directors other than a sub-committee of it, (iii) delegate powers to a committee of directors other than a sub-committee of it, (iv) appoint or remove a director or agent, (v) approve a plan of merger, consolidation or arrangement or (vi) make a declaration of solvency or approve a liquidation plan.

We plan to establish three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors will serve on each of the committees. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of our three independent directors, Datuk Sudhagar A/L Sathival, Lee Thiam Soon, and Linus Yong. Datuk Sudhagar A/L Sathival will be the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Datuk Sudhagar A/L Sathival qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of our three independent directors, Lee Thiam Soon, Datuk Sudhagar A/L Sathival, and Linus Yong. Lee Thiam Soon will be the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•        reviewing and approving the total compensation package for our most senior executive officers;

•        approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•        reviewing and recommending to the board with respect to the compensation of our directors;

•        reviewing periodically and approving any long-term incentive compensation or equity plans;

•        selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•        reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of our three independent directors, Linus Yong, Datuk Sudhagar A/L Sathival, and Lee Thiam Soon. Linus Yong will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        identifying and recommending nominees for appointment or re-appointment to our board of directors or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        identifying and recommending to our board the directors to serve as members of committees;

•        advising the board, periodically, with respect to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Controlled Company

To control the outcome of matters submitted to shareholders for approval, Yen Tsing Then and Poh Mei Lai must collectively retain beneficial ownership of more than 50% of the aggregate voting power of our issued and outstanding Ordinary Shares. Following the completion of this offering and pursuant to the PAC Agreement, they will beneficially own approximately 87.94% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the underwriters’ Over-Allotment Option, or approximately 87.58%, assuming full exercise of the underwriters’ Over-Allotment Option. As a result, together, Yen Tsing Then and Poh Mei Lai will have the ability to control matters requiring shareholder approval. As such, we will be deemed to be a “controlled company” under Nasdaq Marketplace Rules 5615(c). As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees be selected or recommended solely by independent directors; and

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed to be a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is filed as Exhibit 99.1 of the registration statement of which this prospectus is a part and is applicable to all of our directors, officers, and employees. We will make our code of business conduct and ethics publicly available on our website prior to the closing of this offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A Ordinary Shares offered in this offering for:

•        each of our directors and executive officers; and

•        each person known to us to own beneficially more than 5% of our Class A Ordinary Shares and Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 17,187,500 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering is based on 19,062,500 Class A Ordinary Shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their Over-Allotment Option and 2,500,000 Class B Ordinary Shares outstanding.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares and Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that any such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants, or convertible securities, including Preferred Shares, held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of the prospectus, we have 14 shareholders of record, none of whom are located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

Percentage of beneficial ownership of each listed person prior to this offering is based on 17,187,500 Class A Ordinary Shares outstanding as of the date of this prospectus.

	Ordinary Shares Beneficially Owned Prior to this Offering					Ordinary Shares Beneficially Owned After this Offering
	Total Class A Ordinary Shares	Total Class B Ordinary Shares	Percentage of Class A Ordinary Shares	Percentage of Class B Ordinary Shares	Percentage of Votes Held Prior to this Offering(1)	Class A Ordinary Shares*	Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held After this Offering(1)
Directors and Executive Officers(2):
Yen Tsing Then(3)	4,010,729	—	23.34%	—	5.97%	4,010,729	—	4,010,729	18.60%	5.81%
Yee Keong Cheah	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group:	4,010,729	—	23.34%	—	5.97%	4,010,729	—	4,010,729	18.60%	5.81%

5% Shareholders:
Arrow Peak Sdn Bhd(4)	5,869,531	2,500,000	34.15%	100%	83.15%	5,869,531	2,500,000	8,369,531	38.82%	80.90%
MVdeal Inc(5)	2,414,984	—	14.05%	—	3.59%	2,414,984	—	2,414,984	11.20%	3.50%
Yen Tsing Then(6)	1,595,745	—	9.28%	—	2.38%	1,595,745	—	1,595,745	7.4%	2.31%

____________

Notes:

(1)      Each holder of our Class A Ordinary Shares is entitled to one vote per share. Each holder of our Class B Ordinary Shares is entitled to 20 votes per share. For the person or group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares held by such person or group with respect to all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares. Our Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

(2)      Unless otherwise indicated, the business address of each of the individuals is No. 16 Jalan Radin Bagus 1, Bandar Baru Seri Petaling, Kuala Lumpur, 57000 Wilayah Persekutuan, Malaysia.

(3)      Represents 1,595,745 Class A Ordinary Shares directly held by Yen Tsing Then, our CEO, director, and Chairperson of the Board, and 2,414,984 Class A Ordinary Shares held by MVdeal Inc. MVdeal Inc is a company incorporated in BVI on May 8, 2025 and having its registered address at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. Its ultimate control person is Yen Tsing Then.

(4)     Represents 5,869,531 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares held by Arrow Peak Sdn Bhd. Arrow Peak Sdn Bhd is a company incorporated in Malaysia on October 14, 2022 and having its registered address at 27-2, Jalan 109E, Jalan Desa Off Jalan Klang Lama, Taman Desa, 58100 Kuala Lumpur, Wilayah Persekutuan. Its ultimate control person is Poh Mei Lai. As of the date of this prospectus, Wei Keong Ho, the spouse of Poh Mei Lai, holds 850,000 Class A Ordinary Shares through Silkstream Inc. For purposes of Sections 13(d) and 13(g) of the Securities Act, Poh Mei Law may be deemed to beneficially own an aggregate of 6,719,531 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares.

(5)      Represents 2,414,984 Class A Ordinary Shares held by MVdeal Inc. MVdeal Inc is a company incorporated in BVI on May 8, 2025 and having its registered address at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. Its ultimate control person is Yen Tsing Then, our CEO, director, and Chairperson of the Board.

(6)      Represents 2,414,984 Class A Ordinary Shares held by Yen Tsing Then, our CEO, director, and Chairperson of the Board.

As of the date of this prospectus, none of our outstanding Class A Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name	Relationship with the Group
Yen Tsing Then*	Chief Executive Officer, Director, and Chairwoman of the Board of Directors
Lee Geut Lean	A director of I Bella Iconic
Arrow Peak Sdn Bhd*	Shareholder
I Perfect Aesthetic Sdn Bhd	Yen Tsing Then is a shareholder and director

____________

*        Poh Mei Lai who is the ultimate control person of Arrow Peak Sdn Bhd, has entered into the PAC Agreement with Yen Tsing Then on May 8, 2025.

The balances with related parties as at the fiscal year/period are as follows:

Related Party Name	Nature of Transaction	As of March 31, 2023	As of March 31, 2024	As of March 31, 2025	As of the date of this prospectus
		RM	RM	RM	RM	USD
Amount due (to)/from:
Yen Tsing Then(1)	Non-trade	(12,279)	(329,838)	(17,963)	(15,063)	(3,399)
Arrow Peak Sdn Bhd(2)	Non-trade	—	(162,300)	(1,620,481)	(1,620,481)	(365,632)
I Perfect Aesthetic Sdn Bhd(3)	Non-trade	2,261,833	325,460	—	—	—

____________

(1)      This represents an amount due to Yen Tsing Then for the disposal of two motor vehicles, which is non-trade in nature, unsecured, interest-free, repayable on demand. The Company does not intend to engage in additional non-trade advances or similar related party transactions.

(2)      This represents an advance due to Arrow Peak Sdn Bhd for renovation work related to the opening of the Johor branch, which is non-trade in nature, unsecured, interest-free, repayable on demand. The Company does not intend to engage in additional non-trade advances or similar related party transactions.

(3)      This represents an advance due from I Perfect Aesthetic Sdn Bhd for rental payment for a leased premise located at No. 16, Jalan Radin Bagus 1, Bandar Baru Seri Petaling, 57000 Kuala Lumpur. The Company does not intend to engage in additional non-trade advances or similar related party transactions.

Related party transactions

	As of March 31, 2023	As of March 31, 2024	As of March 31, 2025	As of the date of this prospectus
	RM	RM	RM	RM	USD
Transaction with Yen Tsing Then
Advance from/(Repayment to)	(210,368)	329,559	(311,875)	—	—
Repayment from	—	—	—	2,900	654
Lease Payments	—	(20,000)	(120,000)	(52,500)	(11,846)
Dividend declared	600,000	4,021,591	2,723,750	—	—
Dividend paid	(600,000)	(4,021,591)	(1,850,000)	(873,750)	(197,146)

Transaction with Lee Geut Lean
Repayment to	—	(12,000)	—	—	—

Transaction with Arrow Peak Sdn Bhd
Advance from/(Repayment to)	—	162,300	(259,355)	—	—
Payment on behalf relating to listing expenses	—	—	1,717,536	—	—
Dividend declared	—	—	1,626,249	—	—
Dividend paid	—	—	(999,999)	(626,250)	(141,302)

Transactions with I Perfect Aesthetic Sdn Bhd
Repayment from	238,242	1,936,373	325,460	—	—
Lease payments	(180,000)	(234,000)	(264,000)	(115,500)	(26,060)

DESCRIPTION OF SHARES

The following description of our issued shares and provisions of the BVI Act and our memorandum and articles of association currently effective and will continue to be effective after closing of this offering, are summaries and do not purport to be complete. Reference is made to our memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as our “articles of association”).

We were incorporated as a BVI company under the BVI Act in the British Virgin Islands on May 8, 2025.

Ordinary Shares

We are authorized to issue a maximum of 500,000,000 no par value shares divided into 450,000,000 Class A Ordinary Shares no par value, and 50,000,000 Class B Ordinary Shares no par value. All of our issued and outstanding Class A Ordinary Shares are fully paid and non-assessable. Shares are issued in registered form. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed. Under the BVI Act, the Class A Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the Company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the BVI Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Subject to the provisions of the BVI Act and our articles of association regarding redemption, purchase, and issuance of the shares, the directors have general and unconditional authority to issue and allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times, for such consideration and on such terms and conditions as they may decide.

Listing

We plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[    ].”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is [    ], at [    ].

Distributions

Shareholders holding Class A Ordinary Shares and Class B Ordinary Shares in our Company are entitled to receive such dividends as may be declared by our board of directors subject to the BVI Act and the articles of association.

Shareholders’ Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the articles of association. At each meeting of shareholders, each shareholder of Class A Ordinary Shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share that such shareholder holds and each shareholder of Class B Ordinary Shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have 20 votes for each Class B Ordinary Share that such shareholder holds. Where two or more persons are registered as the holders of an Ordinary Share of any class, the following applies:

(a)     if two or more persons hold Class A Ordinary Shares of any class jointly, each of them may be present in person or by proxy at a meeting of shareholders and may speak as a shareholder;

(b)    if only one of the joint owners is present in person or by proxy, he may vote on behalf of all joint owners; and

(c)     if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Class A Ordinary Shares of any class then the vote of the joint owner whose name appears first (or earliest) in the share register in respect of the relevant Class A Ordinary Shares shall be recorded as the vote attributable to the Class A Ordinary Shares.

Election of Directors (Cumulative Voting Rights)

There is nothing under British Virgin Islands law which specifically prohibits or restrict the creation of cumulative voting rights for the election of our directors. Our articles of association do not provide for cumulative voting for elections of directors.

Meetings of Shareholders

Under our articles of association, a copy of the notice of any meeting of shareholders shall be given not less than seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting and our directors. Our board of directors may call a meeting of shareholders upon the written request of shareholders holding at least 30% of the voting rights in respect of the matter for which the meeting is requested. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if shareholders holding at least 90% of the total voting rights on the matters to be considered at the meeting have agreed to short notice of the meeting, and for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing more than 50% of the votes of the shares of the Company entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Class A Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chairperson of our board of directors shall be the chairperson presiding at any meeting of the shareholders. If the chairperson of our board is not present, or there is no such chairperson, then the members present shall choose a shareholder to act to chairperson the meeting of the shareholders. If the shareholders are unable to choose a chairperson for any reason, then the person representing the greatest number of voting shares present in present of by proxy shall preside as chairperson, failing which the oldest individual member or member representative shall take the chair.

A corporation that is a shareholder shall be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative who has been authorized to do so by resolutions of its directors or other governing body. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A director must be given not less than three days’ notice of a meeting of directors. A meeting of directors may be called on short notice if all of the directors entitled to vote on the matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose (unless that director objects in writing before or at the meeting). At any meeting of directors, a quorum will be present if more than one-half of the total number of directors is present, unless there are only two directors in which case the quorum is two. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Protection of Minority Shareholders and Shareholder Action

The enforcement of our rights will ordinarily be a matter for our directors. However, in certain limited circumstances, a shareholder may have the right to seek certain remedies against us in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or a director of a company engages in, proposes to engage in, or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, a BVI court may, on application of a shareholder or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be, oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order which can, if the court considers that it is just and equitable to do so, require the company or any other person to pay compensation to the shareholders (among various other potential orders and remedies). Under Section 184G of the BVI Act, a shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a shareholder.

Under Section 184C of the BVI Act, a shareholder also may, with the permission of the BVI court, bring an action or intervene in a matter in the name of the company, in certain circumstances. Such actions are known as derivative actions. The BVI court may only grant permission to bring a derivative action where the following circumstances apply: (i) the company does not intend to bring, diligently continue or defend or discontinue proceedings; or (ii) it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the BVI court is also required to have regard to the following matters: whether the shareholder is acting in good faith; whether a derivative action is in the interests of the company, taking into account the directors’ views on commercial matters; whether the proceedings are likely to succeed; the costs of the proceedings in relation to the relief likely to be obtained; and whether an alternative remedy is available.

Any shareholder of a company may apply to the BVI court under the Insolvency Act for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

Generally, any other claims against a BVI company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the BVI Act or the company’s memorandum and articles of association. There are also common law rights for the protection of shareholders that may be invoked, largely derived from English common law. Under general English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts may intervene are the following: a company is acting or proposing to act illegally or beyond the scope of its authority; the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or those who control the company are perpetrating a “fraud on the minority.”

Pre-Emptive Rights

There are no pre-emptive rights applicable to the issue by us of new shares under our articles of association.

Transfer of Shares

Subject to the restrictions in our articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee or without the need for a written instrument of transfer if the transfer is carried out in accordance with applicable exchange rules or requirements of the Nasdaq Capital Market or by any recognized stock exchange on which our Class A Ordinary Shares are listed. Our board of directors may not resolve to refuse or delay the transfer of any Ordinary Share unless(i) the shares are not fully paid up or on which we have a lien; or (ii) the number of joint holders to whom the shares are transferred exceed four.

Liquidation

As permitted by the BVI Act and our articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors or resolution of shareholders provided the shareholders have approved, by resolution of shareholders, a liquidation plan approved by the directors, if our assets equal or exceed our liabilities and we are able to pay our debts as they fall due. We may also be wound up in circumstances where we are insolvent in accordance with the terms of the Insolvency Act.

Calls on Shares and Forfeiture of Shares

Our board of directors may, on the terms established at the time of the issuance of such shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our articles of association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, or by any recognized stock exchange on which our securities are listed.

Variation of Rights of Shares

All or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied only with the consent in writing of, or pursuant to a resolution passed at a meeting by the holders of more than 50% of the issued shares of that class, or approved by the holders of more than 50% of the issued shares of that class by written resolution of the shareholders.

Changes in the Number of Shares We Are Authorized to Issue and Those in Issue

Subject to the BVI Act and our articles of association, we may from time to time by resolution of directors or resolution of members (as may be appropriate):

•        amend our memorandum to increase or decrease the maximum number of Class A Ordinary Shares we are authorized to issue;

•        divide our authorized and issued Class A Ordinary Shares into a larger number of Class A Ordinary Shares;

•        combine our authorized and issued Class A Ordinary Shares into a smaller number of Class A Ordinary Shares; and

•        create new classes of shares with preference to be determined by resolution of directors or resolutions of members and amend the memorandum and articles to create new classes of shares with such preferences at the time of authorization.

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

Our members are also entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors, and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (i) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find Additional Information.” Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of Additional Shares

Our articles of association authorizes our board of directors to issue additional shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated under the Delaware General Corporation Law in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the BVI, two or more BVI companies may merge or consolidate in accordance with section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the consolidating of two or more constituent companies into a new company. In order to merge or consolidate, then (among other things) the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if that director has an interest in the merger or consolidation, the director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that the director is interested in the merger or consolidation.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the Company and (ii) the transaction is in the ordinary course of the Company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the Company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the Company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting held to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any of the rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the surviving or consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law, each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding shares entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation. Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders or shareholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders or shareholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders or shareholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of the BVI Law. These are summarized below:

Prejudiced Members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to the shareholder in that capacity, can apply to the BVI High Court under Section 184I of the BVI Act for an order requiring the company or any other person to acquire the shareholder’s shares or pay compensation to the shareholder, regulating the future conduct of the company’s affairs, amending the memorandum or articles of the company, appointing a receiver or liquidator of the company, rectifying the records of the company, or that any decision or action of the company which contravenes the BVI Act or the company’s memorandum or articles of association be set aside.

Just and Equitable Winding Up

In addition to the statutory remedies outlined above, shareholders can also petition the British Virgin Islands Court for the winding up of a company under the Insolvency Act for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of Directors and Executive Officers and Limitation of Liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any indemnification provision may be held by the BVI Courts to be contrary to public policy or in breach of the BVI Act, for example, a provision for indemnification against civil fraud or the consequences of committing a crime.

Under the Company’s articles of association, subject to the BVI Act, the Company must indemnify any person who (i) is or was a party, or is threatened to be made a party, to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or officer of the Company or (ii) is or was, at the request of the Company, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any expenses, judgments, fines or amounts paid in settlement and reasonably incurred in connection with any legal, administrative or investigative proceedings. In relation to the above, the Company may pay on behalf of the person or lend funds to the person to enable the person to pay, any expenses incurred, or to be incurred, by the person in defending any legal, administrative or investigative proceedings.

Under the BVI Act, to be entitled to this indemnification, such person must have acted honestly and in good faith with a view to the best interests of our Company and, in the case of criminal proceedings, they must have no reasonable cause to believe their conduct with was unlawful. This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Memorandum and Articles

Some provisions of our articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable. Under the BVI Act there are no provisions, which specifically prevent the issuance of preferred shares or any such other “poison pill” measures. Our memorandum and articles of association also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of Class A Ordinary Shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under the BVI law, our directors in the exercise of their powers granted to them under our memorandum and articles of association and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of our Company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.

Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the Company acts in a manner which contravenes the BVI Act or our memorandum and articles of association. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Pursuant to the BVI Act and our memorandum and articles, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

•        (a) vote on a matter relating to the transaction;

•        (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and;

•        (c) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the BVI Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association allow our shareholders holding 30% or more of the votes of the issued and outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under the BVI law to hold shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the BVI law, our memorandum and articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by written resolutions passed by at least 75% of the vote of the shareholders entitled to vote or by a resolution of directors of our Company.

Transactions With Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. The BVI law has no comparable statute and our memorandum and articles of association fails to expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or directors, provided that the directors have made a declaration of solvency that the company is able to discharge its debts as they fall due and that the value of the company’s assets exceed its liabilities, and the shareholders have approved, by resolutions of shareholders, a liquidation plan approved by the directors.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, any variation of the rights attached to a class of shares, whether or not the Company is being wound up, requires the written consent of holders of more than 50% of the issued shares of that class, or the approval of a resolution passed at a meeting of such class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the BVI law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act, 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Class A Ordinary Shares, and although we plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market, a regular trading market for our Class A Ordinary Shares may not develop. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq. Future sales of substantial amounts of our Class A Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Class A Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Class A Ordinary Shares held by public shareholders representing approximately 48.17% of our Class A Ordinary Shares in issue if the underwriters do not exercise their Over-Allotment Option, and approximately 47.47% of our Class A Ordinary Shares in issue if the underwriters exercise their Over-Allotment Option in full. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

We have agreed not to, for a period of six months from the effective date of the registration statement of which this prospectus is a part, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Class A Ordinary Shares or securities that are substantially similar to our Class A Ordinary Shares, including any options or warrants to purchase our Class A Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Representative.

Furthermore, each of our directors, executive officers, 5% or more holders of our Class A Ordinary Shares has also entered into a similar lock-up agreement for a period of six months from the effective date of the registration statement of which this prospectus is a part, subject to certain exceptions, with respect to our Class A Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

All of our Class A Ordinary Shares outstanding prior to the closing of this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement, such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Class A Ordinary Shares then outstanding, in the form of Class A Ordinary Shares or otherwise, which will equal approximately 190,625 shares immediately after this offering, assuming the underwriters do not exercise their Over-Allotment Option; or

•        the average weekly trading volume of the Class A Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Class A Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL INCOME TAX CONSIDERATIONS

Malaysian Enterprise Taxation

The following description of Malaysian enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Income Tax in Malaysia

The principal legislation that governs a person’s income tax in Malaysia is the ITA 1967. The regulatory body implementing and enforcing the ITA 1967 is the IRB. Pursuant to Section 3 of the ITA 1967, income tax shall be charged for each YA upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.

Pursuant to Section 8 of the ITA 1967, a company is a tax resident in Malaysia if its management and control are exercised in Malaysia. Management and control are normally considered to be exercised at the place where the directors’ meetings concerning management and control of the company are held. The income tax rate payable by a resident company differs depending on the amount of the company’s paid-up capital and its annual sale in relation to the particular YA. The corporate income tax rates are as illustrated below:

Types of Company	Chargeable income	Tax rate YA 2023
Resident company (other than company described below)		24%
Resident company:
• with paid-up capital of RM 2.5 million (RM) or less, and gross income from business of not more than RM 50 million	On the first RM150,000	15%
• that does not control, directly or indirectly, another company that has paid-up capital of more than RM 2.5 million	On the next RM450,000	17%
• is not controlled, directly or indirectly, by another company that has paid-up capital of more than RM 2.5 million, and	In excess of 600,000	24%
• with no more than 20% of its paid-up capital being owned, directly or indirectly, by a foreign company or non-Malaysian citizen (with effect from year of assessment 2024)

Non-resident company

Pursuant to the ITA 1967, a non-resident company — namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the purview of Section 8 of the ITA 1967 — is subject to the following tax rates:

Types of Income	Rate (%)
Business income	24
Royalties derived from Malaysia	10
Rental of moveable properties	10
Advice, assistance, or services rendered in Malaysia	10
Interest	15	*
Dividends	Exempt
Other income	10

____________

Note: Where the recipient is resident in a country that has a double tax agreement with Malaysia, the tax rates for the specific sources of income may be reduced.

*        Interest paid to a non-resident by a bank or a finance company in Malaysia is exempt from tax.

Foreign-Sourced Income

Malaysia adopts a territorial principle of taxation, under which only income accruing in or derived from or received in Malaysia from outside Malaysia is subject to income tax in Malaysia pursuant to Section 3 of the ITA 1967. Previously, “income received in Malaysia from outside Malaysia” or “foreign-sourced income” (“FSI”) received by Malaysian taxpayers is not taxable due to the availability of tax exemption under Paragraph 28, Schedule 6 of the ITA 1967 (“Para 28”). This exemption is applicable to any person other than a resident company carrying on the business of banking, insurance, or sea or air transport, in respect of income derived from sources outside Malaysia and received in Malaysia, pursuant to Para 28. On October 29, 2021, however, the Malaysian government announced via the Budget 2022 that the exemption under Para 28 will no longer be applicable to tax residents, effective from January 1, 2022. Therefore, income tax will be imposed on resident persons in Malaysia on income derived from foreign sources and received in Malaysia with effect from January 1, 2022. Such income will be treated equally vis-à-vis income accruing in or derived from Malaysia and taxable under Section 3 of the ITA 1967.

In summary, the tax treatments for the income of a person in Malaysia are depicted as follows:

Income Derived From	Income Received In	Prior to January 1, 2022	Effective from January 1, 2022
Malaysia	Malaysia	Taxable	Taxable
Malaysia	Malaysia from outside Malaysia	Taxable	Taxable
Overseas	Malaysia from outside Malaysia	Tax Exempted	Taxable
Overseas	Overseas	Tax Exempted	Tax Exempted

On November 16, 2021, the IRB announced the Special Income Remittance Program (“SIRP”) for Malaysian tax residents whose income is derived from foreign sources and received in Malaysia. The implementation of taxation on FSI is staggered into the following two timelines, depending on the timing of remittance of FSI into Malaysia: (i) during the period from January 1 to June 30, 2022 (six months) (the “SIRP Period”), FSI remitted shall be taxed at a fixed rate of 3% on the gross amount of income remitted; and (ii) on or after July 1, 2022, FSI remitted shall be taxed at the prevailing tax rate applicable to tax residents on the statutory income, namely, gross FSI less expenses attributable to the FSI. FSI remitted under the SIRP will be accepted in good faith by the IRB as the IRB will not conduct an audit or investigation on the taxpayer. In addition, the IRB will not impose any penalty on FSI remitted during the SIRP Period.

Notwithstanding the implementation of taxation on FSI, the Malaysian Ministry of Finance announced on December 30, 2021 that exemption from income tax would be available for a period of five years on certain categories of FSI received by Malaysian tax residents, when certain qualifying conditions are met. Specifically, (i) for individuals excluding those carrying on business in Malaysia through a partnership, all categories of FSI are exempted; and (ii) for companies and limited liability partnerships, foreign-sourced dividend income is exempted. To legislate the above, the following Orders were gazetted on July 19, 2022 and are effective from January 1, 2022 to December 31, 2026.

Profit Distribution and Withholding Tax

We are a holding company incorporated as a business company in the British Virgin Islands and we gain substantial income by way of dividends to be paid to us from I Bella, our direct subsidiary company in Malaysia.

Malaysia is under the single-tier tax system, under which income tax imposed on a company’s chargeable income is a final tax, and dividends distributed are generally exempt from tax in the hands of the shareholders pursuant to Section 108 of the ITA 1967. As such, companies are not required to deduct tax from dividends paid to shareholders, and no tax credits will be available to offset against the recipient’s tax liability. Corporate shareholders receiving exempt single-tier dividends can, in turn, distribute such dividends to their own shareholders, who are also exempt on such receipts. In addition, while Malaysia imposes withholding tax on certain payments, such as interest, royalties, contract payments, and special classes of income, Malaysia does not do so on dividends in addition to tax on the profits out of which the dividends are declared. Such position aligns with the double taxation agreements (“DTAs”) concluded by Malaysia with an extensive number of countries, including the United States. Pursuant to the DTAs, no withholding tax will be imposed on dividends paid by Malaysian companies to non-residents.

In view of the above, we believe that dividends which will be paid to us from our direct subsidiary in Malaysia will not be subject to any withholding tax.

Notwithstanding the above, with effect from year of assessment, 2025, annual dividend income exceeding RM100,000.00 received by individual shareholders (resident individuals, non-resident individuals, and individuals holding shares through nominees) is subject to a 2% tax on the chargeable dividend income after eligible tax deductions.

British Virgin Islands Taxation

A holder of shares in a BVI company who is not a resident of the BVI is not required to pay tax in the BVI on (i) dividends paid with respect to the shares, or (ii) any gains realized during that year on sale or disposal of such shares, provided the BVI company does not have a direct or indirect interest in any land in the BVI. The laws of the BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges, provided the company does not have a direct or indirect interest in any land in the BVI.

Under the current laws of the BVI, our Company is not subject to tax on income or capital gains.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        persons that elect to mark their securities to market;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities;

•        persons liable for alternative minimum tax;

•        persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

•        persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

•        beneficiaries of a Trust holding our Class A Ordinary Shares; or

•        persons holding our Class A Ordinary Shares through a trust.

The brief discussion set forth below is addressed only to U.S. Holders (defined below) that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This brief description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or any preceding taxable year, and

(3) certain holding period requirements are met. Because there is not an income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. However, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

UNDERWRITING

We expect to enter into an underwriting agreement with Cathay Securities, Inc., the representative of the underwriters named below (the “Representative”), with respect to the Class A Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase from us, on a firm commitment basis, the number of Class A Ordinary Shares set forth opposite its name below, at the initial public offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriters	Number of Ordinary Shares
Cathay Securities, Inc.	[ ]
Total	[ ]

The underwriters are committed to purchase all of the Class A Ordinary Shares offered by this prospectus, subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as absence of any material adverse change in our business or in the financial markets, the receipt by the underwriters of officer’s certificates and legal opinions and comfort letters from us, our legal counsels and our independent auditors. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such Class A Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Class A Ordinary Shares covered by the underwriters’ Over-Allotment Option to purchase additional Class A Ordinary Shares described below.

The underwriters will offer the Class A Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[ ] per Class A Ordinary Shares. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Over-Allotment Option

We have granted the underwriters an option, exercisable in whole or in part, for up to 45 days after the closing of this offering, permits the underwriters to purchase up to an additional fifteen percent (15%) of the total number of Class A Ordinary Shares sold in the initial public offering at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts to cover over-allotments, if any. The underwriters may exercise this option solely in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase no more than fifteen percent (15%) of the number of Class A Ordinary Shares listed next to the underwriters’ name in the preceding table.

Underwriting Discounts and Expenses

We have agreed to pay the underwriters a cash fee discount for the Class A Ordinary Shares to be sold in this offering equal to seven percent (7.00%) of the aggregate gross proceeds received by the Company in the offering.

The underwriters have advised us that they propose to offer the Class A Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to their receipt and acceptance and subject to their right to reject any order in whole or in part.

The following table shows the assumed public offering price per share and total assumed public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the Over-Allotment Option. Because the actual amount to be raised in this offering is uncertain, the actual total underwriting discounts are not presently determinable and may be substantially less than the maximum amount set forth below.

	Per Share	Total Without Over- Allotment Option	Total With Full Over- Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts to be paid by us (7.0%)(1)	$	$	$
Proceeds to the Company before expenses	$	$	$

____________

(1)      We have agreed to pay the underwriting discounts of seven percent (7.0%) of the gross proceeds of this offering, at the closing of this offering, and each closing of the Over-Allotment Option, if any. The fees do not include the expense reimbursement as described below.

We have agreed to reimburse the Representative up to a maximum of US$250,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). As of the date of this prospectus, we have paid US$50,000 to the Representative as an expense advance against out-of-pocket accountable expenses. Any expenses advanced will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay the Representative, by deduction from the gross proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the Class A Ordinary shares in this offering, including the Over-Allotment Option, if any.

We have agreed to pay all expenses up to the US$250,000 maximum relating to the underwriters’ performance pursuant to the offering and including, without limitation: expenses for travel, due diligence expenses, reasonable fees and expenses of underwriters’ legal counsel, expenses for any roadshow and background checks on the Company’s principals. We estimate such expenses payable by us in connection with this offering, excluding the underwriting discounts referred to above, will be approximately $[    ], including a maximum aggregate reimbursement of $250,000 of Representative’s accountable expenses and a non-accountable expense allowance equal to 1% of the gross proceeds raised in this offering.

Right of First Refusal

We have granted the Representative, for a period of 12 months from the closing of this offering, the right of first refusal to provide investment banking services to us on an exclusive basis and on terms that are the same or more favorable to us as compared to terms offered to us by other underwriters/placement agents (such right, the “Right of First Refusal”), which right is exercisable in the Representative’s sole discretion. For such purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; and (b) acting as placement agent or initial purchaser in connection with any private offering of securities of us. The Representative shall notify us of its intention to exercise the Right of First Refusal within seven business days following notice in writing by us. Any decision by the Representative to act in any such capacity shall be contained in separate agreements, which agreements would contain, among other matters, provisions for customary fees for transactions of similar size and nature, as may be mutually agreed upon, and indemnification of the Representative and shall be subject to general market conditions, provided the terms for such financing or transaction are the same or more favorable to us compared to terms offered to us by other underwriters/placement agents. If the Representative declines to exercise the Right of First Refusal or is unable to provide same or more favorable terms to us under reasonable standards, we will have the right to retain any other person or persons to provide such services on terms and conditions which are not more favorable to such other person or persons than the terms presented to and declined by the Representative. Such Right of First Refusal granted hereunder may be terminated by us for “cause” pursuant to FINRA Rule 5110(g)(5)(B), which shall mean a material breach by the Representative of its engagement letter with us or a material failure by the Representative to provide the services as contemplated by such engagement letter.

Listing

We plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[    ].” The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

Indemnification

We have agreed to indemnify the underwriters against specified liabilities, including liabilities arising under the Securities Act and Exchange Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Lock-Up Agreements

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership of our capital shares), directly or indirectly, any of our Class A Ordinary Shares or any securities that are convertible into or exercisable or exchangeable for our Class A Ordinary Shares, (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, without the prior written consent of the Representative for a period ending six months from the closing of this offering, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, officers, and shareholders owning 5% or more of our Class A Ordinary Shares has agreed, for a period of six months from the closing of this offering, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any of our Class A Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares, without the prior written consent of the Representative.

The Representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price for our Class A Ordinary Shares was determined through negotiations between us and the Representative. We and the Representative have considered a number of factors in these negotiations including:

•        the information set forth in this prospectus and otherwise available to the underwriters;

•        the present state of our business development, our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for our business potential and future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The initial public offering price of our Class A Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value, or other established criteria of value of our Company.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A Ordinary Shares, or that the Class A Ordinary Shares will trade in the public market at or above the initial public offering price.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more Class A Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A Ordinary Shares available for purchase by the underwriters under option to purchase additional Class A Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Class A Ordinary Shares or purchasing Class A Ordinary Shares in the open market. In determining the source of Class A Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Class A Ordinary Shares compared to the price available under the option to purchase additional Class A Ordinary Shares. The underwriters may also sell Class A Ordinary Shares in excess of the option to purchase additional Class A Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those Class A Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Class A Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

Other than in the United States of America, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Class A Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Class A Ordinary Shares in certain countries.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and the non-accountable expense allowance. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$2,500
Nasdaq Capital Market Listing Fee	$75,000
FINRA Filing Fee	$3,500
Legal Fees and Other Expenses	$381,245
Accounting Fees and Expenses	$375,000
Printing Expenses	$29,000
Underwriters’ accountable expenses	$250,000
Miscellaneous Expenses	$38,840
Total Expenses	$1,155,085

These expenses will be borne by us. Underwriting discounts and the non-accountable expense allowance will be borne by us in proportion to the numbers of Class A Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A Ordinary Shares offered in this offering and certain other legal matters as to the BVI law will be passed upon for us by Ogier, our counsel as to the BVI law. Legal matters as to Malaysian law will be passed upon for us by Teh & Lee. Ortoli Rosenstadt LLP is acting as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of and for the fiscal years ended March 31, 2025 and 2024 included in this prospectus have been so included in reliance on the report of Onestop Assurance PAC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Onestop Assurance PAC is located at 10 Anson Road #06-15 International Plaza, Singapore 079903.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements, and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

I BELLA SDN BHD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of I Bella Sdn Bhd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of I Bella Sdn Bhd and its subsidiaries (“I Bella Group”) as of March 31, 2025 and 2024, and the related consolidated statements of comprehensive income, consolidated changes in shareholders’ equity, and cash flows for each of the two years in period ended March 31, 2025 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

I Bella Group is comprised of I Bella Sdn Bhd and its subsidiaries, I Bella Inspire Sdn Bhd and I Bella (Setia Alam) Sdn Bhd.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of I Bella Group as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in period ended March 31, 2025 and 2024, in conformity with International Financial Reporting Standards (the “IFRS”) issued by International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the management of I Bella Group. Our responsibility is to express an opinion on the consolidated financial statements of I Bella Group based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to I Bella Group in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. I Bella Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of I Bella Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

Singapore

September 5, 2025, except for Note 1, 2, 11, 12, 28, 33 and the effects of the resulting retrospective adjustments, as to which the date is October 16, 2025.

PCAOB ID: 6732

We have served as the Company’s auditor since 2024.

I BELLA SDN BHD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2025 AND 2024

	Note	2024	2025	2025
		RM	RM	USD
ASSETS
Non-current assets
Property, plant, and equipment	4	2,961,590	3,315,254	748,027
Right-of-use assets	5	2,752,262	3,130,214	706,276
Deferred tax assets	6	182,713	56,452	12,737
		5,896,565	6,501,920	1,467,040

Current assets
Inventories	7	453,847	570,786	128,787
Trade receivables	8	66,821	66,596	15,026
Other receivables, deposits and prepayments	9	537,719	2,115,660	477,360
Amount due from a related party	10	325,460	—	—
Tax recoverable		—	86,289	19,470
Cash and bank balances	11	1,988,993	4,227,877	953,943
		3,372,840	7,067,208	1,594,586
TOTAL ASSETS		9,269,405	13,569,128	3,061,626

EQUITY AND LIABILITIES
Equity
Share capital	12	200,000	200,000	45,126
Retained earnings		4,388,834	5,249,313	1,184,412
Total equity		4,588,834	5,449,313	1,229,538

Non-current liabilities
Lease liabilities	13	1,845,963	2,011,700	453,903
Provision for restoration costs	14	176,659	174,581	39,391
		2,022,622	2,186,281	493,294

Current liabilities
Trade payables	15	151,370	140,121	31,616
Other payables, accruals and deposits	16	447,326	489,642	110,479
Contract liabilities	17	450,696	654,922	147,771
Dividend payable	26	—	1,500,000	338,448
Amount due to a Director	10	329,838	17,963	4,053
Amount due to a shareholder	10	162,300	1,620,481	365,632
Lease liabilities	13	773,793	936,939	211,403
Tax payable		342,626	573,466	129,392
		2,657,949	5,933,534	1,338,794
Total liabilities		4,680,571	8,119,815	1,832,088
TOTAL EQUITY AND LIABILITIES		9,269,405	13,569,128	3,061,626

The accompanying notes are an integral part of these financial statements.

I BELLA SDN BHD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

	Note	2024	2025	2025
		RM	RM	USD
Revenue	18	15,155,613	18,595,428	4,195,719
Cost of sales and services rendered	19	(5,463,392)	(6,261,782)	(1,412,857)
Gross profit		9,692,221	12,333,646	2,782,862
Other income	20	24,970	73,978	16,692
Selling expenses	21	(157,521)	(595,489)	(134,361)
General and administrative expenses	22	(3,301,280)	(4,461,239)	(1,006,597)
Other expenses	23	(54,761)	(67,118)	(15,144)
Profit from operations		6,203,629	7,283,778	1,643,452
Finance costs	24	(111,764)	(156,976)	(35,419)
Profit before tax		6,091,865	7,126,802	1,608,033
Tax expense	25	(1,461,708)	(1,916,324)	(432,384)
Profit for the fiscal year, representing total comprehensive income for the fiscal year		4,630,157	5,210,478	1,175,649

Total comprehensive income attributable to:
Owners of I Bella		4,724,801	5,210,478	1,175,649
Non-controlling interests		(94,644)	—	—
		4,630,157	5,210,478	1,175,649

Weighted average number of ordinary shares
Basic and diluted*	12	19,687,500	19,687,500	19,687,500

Earnings per share attributable to ordinary shareholders
Basic and diluted	27	0.24	0.26	0.06

____________

*        Retroactively presented for 19,687,500 ordinary shares issued in preparation of the Company’s initial public offering.

The accompanying notes are an integral part of these financial statements.

I BELLA SDN BHD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

		Attributable to Owners of I Bella				Non- controlling interests	Total equity
		Number of ordinary shares	Share capital	Distributable retained earnings	Total shareholders’ equity
			RM	RM	RM	RM	RM
Balance at April 1, 2023		200,000	200,000	3,841,747	4,041,747	(1,478)	4,040,269
Profit net of tax, representing total comprehensive income for the fiscal year		—	—	4,724,801	4,724,801	(94,644)	4,630,157
Transactions with Owners of I Bella:
Dividends	26	—	—	(4,021,591)	(4,021,591)	—	(4,021,591)
Increase in stake in a subsidiary	1	—	—	(156,123)	(156,123)	96,122	(60,001)
Total transactions with Owners of I Bella		—	—	(4,177,714)	(4,177,714)	96,122	(4,081,592)
Balance at March 31, 2024		200,000	200,000	4,388,834	4,588,834	—	4,588,834
Profit net of tax, representing total comprehensive income for the fiscal period		—	—	5,210,478	5,210,478	—	5,210,478
Transaction with Owners of I Bella:
Dividends	26	—	—	(4,349,999)	(4,349,999)	—	(4,349,999)
Balance at March 31, 2025		200,000	200,000	5,249,313	5,449,313	—	5,449,313
Balance at March 31, 2025 (USD)		200,000	45,126	1,184,412	1,229,538	—	1,229,538

The accompanying notes are an integral part of these financial statements.

I BELLA SDN BHD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

	Note	2024 (reclassed)	2025	2025
		RM	RM	USD
Cash Flows from Operating Activities
Profit before tax		6,091,865	7,126,802	1,608,033

Adjustments for:
Depreciation of property, plant, and equipment		449,400	724,300	163,425
Depreciation of right-of-use assets		517,751	887,409	200,228
Gain on disposal of property, plant, and equipment		(24,970)	—	—
Goodwill written off		26,564	—	—
Gain on lease termination		—	(73,978)	(16,692)
Write off of property, plant, and equipment		—	13,707	3,093
Write off of deposit		—	50,000	11,282
Interest expense		111,764	156,976	35,419
Operating profit before working capital changes		7,172,374	8,885,216	2,004,788

Changes in working capital:
Contract liabilities		(208,975)	204,226	46,080
Inventories		(35,395)	(116,939)	(26,386)
Payables		(592,948)	31,067	7,010
Receivables		268,870	(1,612,346)	(363,796)
Cash generated from operations		6,603,926	7,391,224	1,667,696
Income tax paid		(1,512,266)	(1,645,512)	(371,280)
Net cash from operating activities		5,091,660	5,745,712	1,296,416

Cash Flows from Investing Activities
Acquisition of non-controlling interests		(60,001)	—	—
Addition of right-of-use assets	(ii)	(51,498)	—	—
Net cash inflow arising from acquisition of a subsidiary		147,433	—	—
Proceeds from disposal of property, plant, and equipment		2,280,000	—	—
Purchase of property, plant, and equipment	(iii)	(1,076,095)	(1,091,671)	(246,316)
Repayment from related parties		1,936,373	325,460	73,434
Net cash from/(used in) investing activities		3,176,212	(766,211)	(172,882)

Cash Flows from Financing Activities
Dividends paid	26	(4,021,591)	(2,849,999)	(643,050)
Interest paid		(105,135)	(149,030)	(33,626)
Advances from/(Repayment to) a Director	(iv)	317,559	(311,875)	(70,369)
Advances from a shareholder	(iv)	162,300	1,458,181	329,012
Payment of lease liabilities	(i),(iv)	(432,952)	(887,894)	(200,337)
Repayment of term loans	(iv)	(3,787,221)	—	—
Net cash used in financing activities		(7,867,040)	(2,740,617)	(618,370)

I BELLA SDN BHD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

	Note	2024 (reclassed)	2025	2025
		RM	RM	USD
Net increase in cash and cash equivalents		400,832	2,238,884	505,164
Cash and cash equivalents at beginning of the fiscal year		1,588,161	1,988,993	448,779
Cash and cash equivalents at end of the fiscal year	11	1,988,993	4,227,877	953,943

____________

Notes:

(i)     Cash outflows for leases as a lessee are as follows:

	2024	2025	2025
	RM	RM	USD
Included in net cash from operating activities:
Interest paid in relation to lease liabilities	(68,578)	(149,030)	(33,626)
Payment relating to short-term leases	—	(31,891)	(7,196)

Included in net cash used in financing activities:
Payment for principal portion of lease liabilities	(432,952)	(887,894)	(200,337)
Total cash outflows for leases	(501,530)	(1,068,815)	(241,159)

(ii)    The additions of right-of-use assets are satisfied by the following:

	2024	2025	2025
	RM	RM	USD
Cash payment	51,498	—	—
Lease arrangements	2,983,032	1,236,674	279,033
Prepayment	—	(15,370)	(3,468)
Total additions of right-of-use assets	3,034,530	1,221,304	275,565

(iii)   The additions of property, plant, and equipment are satisfied by the following:

	2024	2025	2025
	RM	RM	USD
Deposits	—	100,000	22,563
Cash payment	1,076,095	991,671	223,752
Total additions of property, plant, and equipment	1,076,095	1,091,671	246,316

I BELLA SDN BHD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

(iv)   Reconciliation of movements of liabilities to cash flows arising from financing activities:

	Amount due to a shareholder	Amount due to/(from) a Director	Lease liabilities	Term loans
	RM	RM	RM	RM
Balance at April 1, 2023	—	12,279	69,676	3,787,221
Acquisition of new leases [Note (ii)]	—	—	2,983,032	—
Interest expense	—	—	68,578	36,557
Advances from/(Repayment to)	162,300	317,559	(501,530)	(3,823,778)
Net changes from financing cash flows	162,300	317,559	(432,952)	(3,787,221)
Balance at March 31, 2024	162,300	329,838	2,619,756	—
Acquisition of new leases [Note (ii)]	—	—	1,236,674	—
Lease termination	—	—	(19,897)	—
Interest expense	—	—	149,030	—
Advances from/(Repayment to)	1,458,181	(311,875)	(1,036,925)	—
Net changes from financing cash flows	1,458,181	(311,875)	(887,894)	—
Balance at March 31, 2025	1,620,481	17,963	2,948,639	—
Balance at March 31, 2025 (USD)	365,632	4,053	665,306	—

The accompanying notes are an integral part of these financial statements.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1       ORGANIZATION AND PRINCIPAL ACTIVITIES

I Bella Sdn Bhd (“I Bella”)

I Bella was incorporated in Malaysia on July 4, 2013. The registered office of I Bella is situated at B-21-1, Level 21, Tower B, Northpoint Mid Valley City, No. 1 Medan Syed Putra Utara, 59200 Kuala Lumpur, Wilayah Persekutuan Kuala Lumpur. The principal place of business of I Bella is situated at No. 16, Jalan Radin Bagus 1, Bandar Baru Seri Petaling, 57000 Kuala Lumpur, Wilayah Persekutuan Kuala Lumpur. The principal executive office of I Bella is located at No. 16, Jalan Radin Bagus 1, Bandar Baru Seri Petaling, 57000 Kuala Lumpur, Wilayah Persekutuan Kuala Lumpur. I Bella is principally engaged in operating a private clinic for aesthetic medical services.

I Bella Inspire Sdn Bhd (“IBI”)

IBI was incorporated in Malaysia on September 18, 2023. The registered office of IBI is situated at B-21-1, Level 21, Tower B, Northpoint Mid Valley City, No. 1 Medan Syed Putra Utara, 59200 Kuala Lumpur, Wilayah Persekutuan Kuala Lumpur. The principal place of business of IBI is situated at No. 80 (Ground Floor), Jalan Molek 2/2, Taman Molek, 81100 Johor Bahru, Johor. IBI is principally engaged in operating a private clinic for aesthetic medical services.

On November 10, 2023, I Bella acquired 100 ordinary shares representing the entire paid-up share capital of IBI for a consideration of RM100. Consequently, IBI became a wholly owned subsidiary of I Bella.

I Bella (Setia Alam) Sdn Bhd (“IBSA”)

IBSA was incorporated in Malaysia on April 28, 2021. The registered office of IBSA is situated at B-21-1, Level 21, Tower B, Northpoint Mid Valley City, No. 1 Medan Syed Putra Utara, 59200 Kuala Lumpur, Wilayah Persekutuan Kuala Lumpur. The principal place of business of IBSA is situated at No. 52A, Jalan Eco Ardence C, U12/36C, Eco Ardence, Seksyen U12, 40170 Shah Alam, Selangor. IBSA is principally engaged in operating a private clinic for aesthetic medical services.

On July 4, 2022, I Bella subscribed to 160,000 ordinary shares in IBSA for a total cash consideration of RM160,000, representing an 80% equity interest. IBSA became a subsidiary of I Bella upon this subscription. On October 31, 2022, I Bella acquired 1 ordinary share from the non-controlling interests for RM1 and disposed of 200,000 ordinary shares in IBSA for RM20,000. Following these transactions, I Bella’s equity interest in IBSA decreased to 70%. On November 10, 2023, I Bella acquired an additional 20,000 ordinary shares in IBSA for RM20,000, increasing its equity interest from 70% to 80%. Subsequently, on November 16, 2023, I Bella acquired the remaining 40,001 ordinary shares for RM40,001, resulting in IBSA becoming a wholly owned subsidiary of I Bella.

I Bella Group is comprised of I Bella Sdn Bhd and its subsidiaries, I Bella Inspire Sdn Bhd and I Bella (Setia Alam) Sdn Bhd.

Reorganization to Establish I Bella Perfect Inc. as Ultimate Holding Company

I Bella Perfect Inc. (“I Bella Perfect”)

I Bella Perfect was incorporated in the British Virgin Islands on May 8, 2025, under the British Virgin Islands Companies Act 2004, as amended, as an exempted company with limited liability. The registered office of the Company is situated at Ritter House, Wickhams Cay II, P.O. Box 3170, Road Town, Tortola VG1110, British Virgin Islands. The authorized share capital of the Company is 500,000,000 no par value shares divided into 450,000,000 Class A Ordinary Shares with no par value, and 50,000,000 Class B Ordinary Shares with no par value. All the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1       ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

I Bella Perfect Holdings Limited (“I Bella Perfect Holdings”)

I Bella Perfect Holdings is an exempted company incorporated in the British Virgin Islands with limited liability on May 8, 2025. The registered office of I Bella Perfect Holdings is situated at Ritter House, Wickhams Cay II, P.O. Box 3170, Road Town, Tortola VG1110, British Virgin Islands. I Bella Perfect Holdings is principally engaged in investment holding. I Bella Perfect Holdings is authorized to issue a maximum of 500,000,000 Ordinary Shares with no par value, each of a single class.

Reorganization

Yen Tsing Then (“TYT”) and Poh Mei Lai (“PM”) are identified as the controlling shareholders of I Bella Perfect Inc. via their direct and indirect shareholdings in MVdeal Inc. and Arrow Peak Sdn Bhd with 21.53% and 31.51% of equity interests respectively with the completion of the Reorganization. MVdeal Inc was incorporated on May 8, 2025, with TYT as its sole director and shareholder. Furthermore, TYT and PM (collectively the “Concert Parties”) are bound by a person acting in concert agreement dated May 8, 2025 (the “PAC Agreement”) to exercise their votes as actors in concert, to act in concert in relation to all matters that require the decisions of the shareholders of I Bella Perfect. Pursuant to the PAC Agreement, the Concert Parties shall vote on all matters that require action in concert, and joint action shall be taken accordingly based on the results of such vote. Each party to the PAC Agreement is entitled to one (1) vote in respect of such matters, regardless of their respective shareholdings in I Bella Perfect. In the event of a deadlock in relation to the matters that require action in concert, TYT shall have a controlling vote and it shall be binding on both Concert Parties. Each of the Concert Parties shall act in concert with one another based on the contents of the aforesaid decision. The PAC Agreement is effective from its date and shall remain effective until only one of the Concert Parties remains a shareholder of I Bella Perfect. During the period of the PAC Agreement, if a Concert Party transfers its shares in I Bella Perfect, as a prerequisite, unless otherwise waived in writing by the other Concert Party, it shall ensure that the transferee is bound by the provisions of the PAC Agreement, and the transferee upon receiving the transfer of the shares shall be deemed to have agreed to be bound by the provisions of the PAC Agreement. There was no consideration exchanged among the shareholders in connection with the formation of the Concert Parties.

On May 8, 2025, I Bella Perfect Holdings and I Bella Perfect were incorporated by TYT with 100% equity interest as sole shareholder and director. I Bella Perfect Holdings and I Bella Perfect Inc. are principally engaged in investment holding with I Bella Perfect Holdings being the mezzanine company for this offering and I Bella Perfect being the listing company for this offering.

Before the Reorganization, the shareholders of I Bella were TYT (58.3% equity interest), Arrow Peak Sdn Bhd (34.2% equity interest) and Grandhill Partners Ltd (7.6% equity interest) (collectively, the “Original Shareholders”). On June 19, 2025, I Bella Perfect Holdings entered into a share swap agreement to acquire 100% of the equity interest in I Bella from the Original Shareholders by way of allocating 17,187,500 ordinary shares to the Original Shareholders based on their respective proportional shareholdings in I Bella.

On June 20, 2025, TYT and Grandhill Partners Ltd diluted their shareholdings in I Bella Perfect Holdings to several new shareholders at considerations of RM5,000,000 for the ordinary shares of I Bella Perfect Holdings at RM200,000. The difference between the purchase consideration and the net assets acquired was recorded in the merger reserve in equity. Consequently, the shareholdings of I Bella Perfect Holdings after the dilution were TYT (9.3% equity interest), Arrow Peak Sdn Bhd (34.2% equity interest), MVdeal Inc (14.1% equity interest), Grandhill Partners Ltd (3.7% equity interest), Silkstream Inc. (4.9% equity interest), Loh Yim Quin (4.9% equity interest), Rasa Manis Solution Sdn Bhd (4.9% equity interest), Nicerin Ltd. (4.9% equity interest), Lee Guat Bee (4.9% equity interest) and other minority shareholders (14.2% equity interest). The controlling shareholders of MVdeal Inc and Arrow Peak Sdn Bhd are TYT and PM respectively.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1       ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

On July 20, 2025, I Bella Perfect Inc. entered into a share swap agreement to acquire 100% of the equity interest in I Bella Perfect Holdings from the existing shareholders of I Bella Perfect Holdings by way of allocating 17,187,500 Class A Shares to the existing shareholders based on their respective proportional shareholdings in I Bella Perfect Holdings.

The Reorganization was completed on July 20, 2025. As a result of the Reorganization, I Bella Perfect became the holding company for I Bella Perfect Holdings and I Bella.

The final group structure upon completion of the Reorganization comprises the following companies:

		Percentage of effective ownership
Name	Date of incorporation	As of March 31, 2024	As of March 31, 2025	Place of incorporation	Principal activities
		%	%
I Bella Perfect Inc	May 8, 2025	—	—	British Virgin Island	Investment holding

I Bella Perfect Holdings	May 8, 2025	100	100	British Virgin Island	Investment holding

Subsidiary of I Bella Perfect Holdings

I Bella	July 3, 2013	100	100	Malaysia	Private clinic for aesthetic medical services

Subsidiaries of I Bella

IBI	September 18, 2023	100	100	Malaysia	Private clinic for aesthetic medical services

IBSA	April 28, 2021	100	100	Malaysia	Private clinic for aesthetic medical services

2       GENERAL PRINCIPLES FOR THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements of the I Bella and its subsidiaries (“I Bella Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

In prior fiscal years, I Bella Group prepared its financial statements in accordance with the Malaysian Financial Reporting Standards (“MFRS”). Based on a comparison of MFRS and IFRS, management has concluded that there are no material differences between the two frameworks that would impact I Bella Group’s financial reporting. Consequently, I Bella Group did not apply IFRS 1, First-time Adoption of International Financial Reporting Standards, as MFRS is substantially convergent with IFRS in terms of accounting policies, with only minor differences in transitional provisions and effective dates that are not material to I Bella Group. Furthermore, I Bella Group’s historical financial statements prepared under MFRS included an explicit and unreserved statement of compliance with IFRS.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2       GENERAL PRINCIPLES FOR THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

ADOPTION OF NEW AND REVISED STANDARDS

For the fiscal year ended March 31, 2025, I Bella Group has adopted all the new or revised IFRS Accounting Standards that are relevant to its operations. The adoption of these new/revised IFRS Accounting Standards and amendments to IFRS Accounting Standards does not result in substantial changes to I Bella Group’s accounting policies and has no material effects on the amounts reported for the current or prior years.

At the date of this report, management has considered and anticipated that the adoption of the IFRS/amendments to IFRS Accounting Standards issued but not yet effective until future periods will not have a material impact on the consolidated financial statements of I Bella Group in the period of their initial adoption.

HISTORICAL COST CONVENTION

The consolidated financial statements of I Bella Group have been prepared on a historical cost basis, except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, I Bella Group takes into account the characteristics of the asset or liability that market participants would consider when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use under IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, Level 2, or Level 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, as described below:

•        Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•        Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•        Level 3 inputs are unobservable inputs for the asset or liability.

BASIS OF PREPARATION

The consolidated financial statements incorporate the financial statements of I Bella and its subsidiaries. Control is achieved when I Bella is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All intra-group balances, transactions, income, and expenses are eliminated in full upon consolidation, and the consolidated financial statements reflect external transactions only.

The consolidated statements of financial position have been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold, or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle or over the 12-month period subsequent to the reporting date.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2       GENERAL PRINCIPLES FOR THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The consolidated statements of comprehensive income have been prepared based on the function of the expenses.

The consolidated statements of cash flows have been prepared using the indirect method.

The consolidated financial statements present all amounts in Ringgit Malaysia (“RM”), unless otherwise stated.

FUNCTIONAL AND PRESENTATION CURRENCY

Functional and presentation currency

Items included in the consolidated financial statements of the I Bella Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in RM, which is the functional currency of I Bella Group.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at reporting date. Translation gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss) as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of income (loss) and comprehensive income (loss) as other income (other expenses).

Convenience translation

Translations of balances in the consolidated statements of financial position, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows from RM into USD as of March 31, 2025 are solely for the convenience of the readers and are calculated at the evening middle rate of USD1.00 = RM4.4320 as of March 28, 2025, as published by the Central Bank of Malaysia on its Exchange Rates’ website https://www.bnm.gov.my/exchange-rates. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the consolidated financial statements, management has made judgments and estimates that affect the application of I Bella Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Estimates are based on historical experience and other factors, including expectations about future events that may have a financial impact on I Bella Group and that are believed to be reasonable under the circumstances.

(i)     Judgments

Management is of the opinion that there are no instances in which the application of judgment is expected to have a significant effect on the amounts recognized in the consolidated financial statements.

(ii)    Assumptions and estimation uncertainties

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the fiscal year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are discussed below.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2       GENERAL PRINCIPLES FOR THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Determination of the Lease Term

I Bella Group determines the lease term as the non-cancellable period of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

I Bella Group has several lease contracts that include extension options. I Bella Group applies judgment in evaluating whether it is reasonably certain to exercise the option to extend the lease. That is, it considers all relevant factors that create an economic incentive to exercise the extension. After the commencement date, I Bella Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise, or not to exercise, the option to extend.

Estimation of the Incremental Borrowing Rate

I Bella Group cannot readily determine the interest rate implicit in the lease; therefore, it uses its incremental borrowing rate to measure lease liabilities. The incremental borrowing rate is the rate of interest that I Bella Group would have to pay to borrow, over a similar term and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate therefore reflects what I Bella Group would have to pay, which requires estimation when no observable rates are available, or when adjustments are needed to reflect the terms and conditions of the lease. I Bella Group estimates the incremental borrowing rate using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

3       MATERIAL ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are entities, including structured entities, controlled by I Bella. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

I Bella controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Potential voting rights are considered when assessing control only when such rights are substantive. I Bella also considers it has de facto power over an investee when, despite not having the majority of voting rights, it has the current ability to direct the activities of the investee that significantly affect the investee’s returns.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Business Combinations

Business combinations are accounted for using the acquisition method from the acquisition date, which is the date on which control is transferred to I Bella.

For new acquisitions, I Bella Group measures the cost of goodwill at the acquisition date as:

•        the fair value of the consideration transferred; plus

•        the recognized amount of any non-controlling interests (“NCI”) in the acquiree; plus

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       MATERIAL ACCOUNTING POLICIES (cont.)

•        if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree; less

•        the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

For each business combination, I Bella Group elects whether it measures the NCI in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that I Bella incurs in connection with a business combination are expensed as incurred.

NCI

I Bella Group accounts for all changes in its ownership interest in a subsidiary that do not result in a loss of control as equity transactions between I Bella Group and its NCI holders. Any difference between I Bella Group’s share of net assets before and after the change, and any consideration received or paid, is adjusted to or against reserves.

NCI at the end of the reporting period, being the equity in a subsidiary not attributable directly or indirectly to the equity holders of I Bella, is presented in the consolidated statements of financial position and consolidated statements of changes in shareholders’ equity within equity, separately from equity attributable to the owners of I Bella. NCI in the results of I Bella Group is presented in the consolidated statements of comprehensive income as an allocation of the profit or loss and the comprehensive income for the year between NCI and owners of I Bella.

Losses applicable to the NCI in a subsidiary are allocated to the NCI even if doing so causes the NCI to have a deficit balance.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant, and equipment are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, for qualifying assets, borrowing costs capitalized in accordance with I Bella Group’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized to allocate the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values, and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant, and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       MATERIAL ACCOUNTING POLICIES (cont.)

Depreciation is charged to allocate the cost of assets over their estimated useful lives, using the straight-line method, at the following annual rates:

Rates
Computer and software	20%
Equipment	10% – 20%
Freehold building	2%
Furniture and fittings	10%
Machinery	10%
Electrical installation, renovation and signboard	Shorter of remaining lease term and estimated useful lives of the assets

Freehold land is not subject to depreciation.

Depreciation methods, useful lives, and residual values are reviewed at the end of the reporting period and adjusted as appropriate.

Fully depreciated property, plant, and equipment are retained in the financial statements until they are no longer in use, and no further depreciation charge is made in respect of these assets.

Capital work-in-progress

Capital work-in-progress is stated at cost less any accumulated impairment losses during the period of development.

No depreciation is provided on capital work-in-progress, and upon completion of development, the cost will be transferred to property, plant, and equipment.

LEASES

I Bella Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As lessee

I Bella Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. I Bella Group recognizes lease liabilities representing the obligation to make lease payments and right-of-use assets representing the right to use the underlying leased assets.

Right-of-use assets

I Bella Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to I Bella Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       MATERIAL ACCOUNTING POLICIES (cont.)

The right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined as follows:

Useful Lives
Leases of office and service outlets	Over the lease term of 2 to 6 years
Motor vehicles	5 years
Machinery	10 years

Whenever I Bella Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located, or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. To the extent that these costs relate to a right-of-use asset, they are included in the related right-of-use asset, unless the costs are incurred to produce inventories.

Lease liabilities

The lease liability is initially measured at the present value of future lease payments at the commencement date, discounted using I Bella Group’s incremental borrowing rates. Lease payments included in the measurement of lease liabilities comprise fixed payments, any variable lease payments, amounts expected to be payable under a residual value guarantee, and the exercise price under an extension option that I Bella Group is reasonably certain to exercise.

In calculating the present value of lease payments, I Bella Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the lease liability is increased to reflect the accretion of interest and reduced by the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments), or a change in the assessment of an option to purchase the underlying asset.

Short-term leases

I Bella Group applies the short-term lease recognition exemption to its short-term leases of staff accommodation (i.e., leases with a term of 12 months or less from the commencement date and without a purchase option). Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term.

IMPAIRMENT OF NON-FINANCIAL ASSETS

At the end of the reporting period, I Bella Group reviews the carrying amounts of its property, plant, and equipment and right-of-use assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant, and equipment and right-of-use assets is estimated individually. When it is not possible to estimate the recoverable amount individually, I Bella Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established; otherwise, they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       MATERIAL ACCOUNTING POLICIES (cont.)

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. For corporate assets or portions of corporate assets that cannot be allocated on a reasonable and consistent basis to a cash-generating unit, I Bella Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portions thereof allocated to that group, with the recoverable amount of that group.

In allocating the impairment loss, the loss is first applied to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable), and zero. Any remaining impairment loss that would have been allocated to the asset is instead allocated pro-rata to the other assets of the unit or group.

An impairment loss is recognized immediately in profit or loss.

Where an impairment loss is subsequently reversed, the carrying amount of the asset (or cash-generating unit or group of cash-generating units) is increased to the revised estimate of its recoverable amount, but not exceeding the carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

PROVISIONS

Provisions are recognized when I Bella Group has a present obligation (legal or constructive) arising from a past event, it is probable that I Bella Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is applied, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for restoration costs

Provision for restoration costs represents the estimated costs of dismantlement, removal or restoration of leased premises arising from the use of such assets, which are capitalized and included in the right-of-use assets.

I Bella Group recognized the provision for restoration costs in respect of the obligation of I Bella Group to restore leased office and service outlets to their original state upon the expiry of the tenancy agreements. If there is no longer probable the future outflow of economic benefits for restoration is required, the provision of restoration costs is reversed. Upon the expiry of tenancy agreements, the provision for restoration costs is utilized as and when the restoration work is completed. The provision is measured at the present value of the restoration cost expected to be paid upon termination of the lease agreement. The unwinding of the discount is recognized as finance cost, if material.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       MATERIAL ACCOUNTING POLICIES (cont.)

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date/settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

•        the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•        the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(i)     Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost and debt instruments/receivables subsequently measured at fair value through other comprehensive income (“FVTOCI”). Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset.

Financial assets

Impairment of financial assets subject to impairment assessment under IFRS 9

I Bella Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including trade and other receivables and loan receivables) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on I Bella Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

I Bella Group always recognizes lifetime ECL for trade receivables. For all other instruments, I Bella Group measures the loss allowance equal to 12-month ECL, unless there has been a significant increase in credit risk since initial recognition, in which case I Bella Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       MATERIAL ACCOUNTING POLICIES (cont.)

(i)     Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, I Bella Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, I Bella Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

(ii)    Definition of default

I Bella Group considers for internal credit risk management purposes and based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including I Bella Group.

(iii)   Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors or a breach of contract such as a default or significant past due event.

(iv)   Write-off policy

I Bella Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under I Bella Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

(v)    Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to I Bella Group in accordance with the contract and all the cash flows that I Bella Group expects to receive, discounted at the original effective interest rate.

If I Bella Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, I Bella Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

I Bella Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Derecognition of financial assets

I Bella Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If I Bella Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, I Bella Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If I Bella Group retains substantially all the risks and rewards of ownership of a transferred financial asset, I Bella Group continues to recognize the financial asset and a collateralized borrowing for the proceeds received.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       MATERIAL ACCOUNTING POLICIES (cont.)

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Financial liabilities and equity instruments issued by I Bella Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of I Bella Group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities including trade and other payables, and borrowings are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.

Interest-bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

I Bella Group derecognizes financial liabilities when, and only when, I Bella Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

REVENUE RECOGNITION

Revenue is derived principally from rendering of aesthetics services and selling of skincare products.

Revenue from the rendering of services and sales of goods is recognized when I Bella Group satisfies a performance obligation by transferring control of a promised service or good to the customer. The amount of revenue recognized is based on the transaction price allocated to the satisfied performance obligation.

Aesthetic Medical Services

I Bella Group provides aesthetic medical services including medifacial treatments, facial and body contouring, and hair removal. Aesthetic medical service packages may include Aesthetic related products or Aesthetic medical service sessions, each of which is considered a separate performance obligation and is accounted separately. Revenue is allocated to each performance obligation based on its relative stand-alone selling price. The customer generally enters into contract with I Bella Group for aesthetic medical service packages in which I Bella Group charges an upfront fixed fee with contract period of 12 months.

Revenue is recognized at point in time when performance obligation in the contract has been satisfied and services are rendered to the customers. The upfront fixed fee received in advance prior to the fulfilment of the performance obligation are recognized as deferred revenue and included in contract liabilities as disclosed in Note 17.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       MATERIAL ACCOUNTING POLICIES (cont.)

The validity period for the treatments and package redemptions is 12 months from the date of the first payment, except for promotional packages. All treatments, packages, and deposits paid are non-refundable, non-transferable, and non-shareable. Upon the expiration of a prepaid aesthetic medical service package, any unused portion of the package will be forfeited at the end of the validity period and will not be converted into cash. I Bella Group recognizes revenue for the unused portion of the package upon expiry, as there are no longer outstanding performance obligations.

Sales of Goods

I Bella Group provides sale of skincare products to complement and support the aesthetic medical services through the service outlets and e-commerce platforms.

Revenue on the sale of goods is recognized at a point in time when the control of the goods has been transferred to the customers upon delivery. The transaction price is fixed and stated in the invoice, net of discounts, if any. Payment of the transaction price is due immediately when the customer purchases the goods.

Products sold are refundable or exchangeable only if they are unused, in the same condition as received, and returned within seven days from the date of purchase, along with proof of payment (e.g., receipt or invoice). I Bella Group assesses whether consideration should be constrained due to potential product returns or other uncertainties. Based on historical experience, customer returns have been insignificant and are not expected to result in a significant reversal of revenue. Accordingly, no refund liabilities or corresponding assets have been recognized, and revenue is recognized in full at the point of sale.

TAXES

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the end of the reporting period.

Current income taxes are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the end of the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       MATERIAL ACCOUNTING POLICIES (cont.)

EMPLOYEE BENEFITS

Short term employee benefits

Wages, salaries, social security contributions and bonuses are recognized as an expense in the fiscal year in which the associated services are rendered by employees of I Bella Group. Short term accumulating compensated absences such as paid annual leave are recognized when services are rendered by employees that increase their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognized when absences occur.

Defined contribution plans

As required by the law, companies in Malaysia make contributions to the state pension scheme, the Employees Provident Fund. Such contributions are recognized as an expense as incurred. Once the contributions have been paid, I Bella Group has no further payment obligations.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value.

The cost of inventories is measured based on first-in, first-out cost formula, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash in hand and bank balances which are subject to an insignificant risk of change in value.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

RESERVES

Retained earnings

Retained earnings comprise the cumulative net profits recognized in the consolidated statements of comprehensive income.

Merger reserve

The merger reserve arises as a result of accounting for business combinations under common control using the predecessor value method. The difference between the consideration transferred and the share capital acquired is recorded in equity in the merger reserve and that have been retroactively restated to the beginning of the first period presented.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       MATERIAL ACCOUNTING POLICIES (cont.)

EARNINGS PER SHARE

I Bella Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of I Bella by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

SEGMENT REPORTING

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to I Bella Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of I Bella Group’s various lines of business and geographical location.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

4       PROPERTY, PLANT, AND EQUIPMENT

	Computer and software	Electrical installation, renovation and signboard	Equipment	Freehold building	Freehold land	Furniture and fittings	Machinery	Capital work-in- progress	Total
	RM	RM	RM	RM	RM	RM	RM	RM	RM
At cost
As of April 1, 2023	23,703	1,452,007	248,898	1,400,640	933,760	115,693	449,400	—	4,624,101
Additions	22,679	743,795	110,639	—	—	36,016	140,581	22,385	1,076,095
Acquisition of a subsidiary (Note 32)	—	342,000	—	—	—	—	—	—	342,000
Disposals	—	—	—	(1,400,640)	(933,760)	—	—	—	(2,334,400)
As of March 31, 2024	46,382	2,537,802	359,537	—	—	151,709	589,981	22,385	3,707,796

Accumulated depreciation
As of April 1, 2023	4,636	188,991	32,116	56,026	—	7,724	86,683	—	376,176
Charge for the fiscal year	6,221	311,232	42,023	23,344	—	12,105	54,475	—	449,400
Disposals	—	—	—	(79,370)	—	—	—	—	(79,370)
As of March 31, 2024	10,857	500,223	74,139	—	—	19,829	141,158	—	746,206

Net carrying amount
As of March 31, 2024	35,525	2,037,579	285,398	—	—	131,880	448,823	22,385	2,961,590

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4       PROPERTY, PLANT, AND EQUIPMENT (cont.)

	Computer and software	Electrical installation, renovation and signboard	Equipment	Furniture and fittings	Machinery	Capital work-in- progress	Total
	RM	RM	RM	RM	RM	RM	RM
At cost
As of April 1, 2024	46,382	2,537,802	359,537	151,709	589,981	22,385	3,707,796
Additions	2,078	843,085	42,839	53,469	50,200	100,000	1,091,671
Written off	—	—	(11,563)	—	—	(9,585)	(21,148)
Transfer from capital work-in-progress	—	—	—	—	12,800	(12,800)	—
As of March 31, 2025	48,460	3,380,887	390,813	205,178	652,981	100,000	4,778,319

Accumulated depreciation
As of April 1, 2024	10,857	500,223	74,139	19,829	141,158	—	746,206
Charge for the fiscal year	9,449	578,074	56,051	18,281	62,445	—	724,300
Written off	—	—	(7,441)	—	—	—	(7,441)
As of March 31, 2025	20,306	1,078,297	122,749	38,110	203,603	—	1,463,065

Net carrying amount
As of March 31, 2025	28,154	2,302,590	268,064	167,068	449,378	100,000	3,315,254
As of March 31, 2025 (USD)	6,352	519,538	60,484	37,696	101,394	22,563	748,027

5       RIGHT-OF-USE ASSETS

	Leases of office and service outlets	Motor vehicle	Machinery	Total
	RM	RM	RM	RM
At cost
As of April 1, 2023	112,260	—	—	112,260
Additions by way of:
– New leases	2,268,030	265,000	501,500	3,034,530
– Provision for restoration costs (Note 14)	160,643	—	—	160,643
As of March 31, 2024	2,540,933	265,000	501,500	3,307,433

Accumulated depreciation
As of April 1, 2023	37,420	—	—	37,420
Charge for the fiscal year	482,434	4,417	30,900	517,751
As of March 31, 2024	519,854	4,417	30,900	555,171

Net carrying amount
As of March 31, 2024	2,021,079	260,583	470,600	2,752,262
At cost
As of April 1, 2024	2,540,933	265,000	501,500	3,307,433
Additions by way of:
– New lease	458,804	—	762,500	1,221,304
– Provision for restoration costs (Note 14)	69,430	—	—	69,430
Derecognition	(304,472)	—	—	(304,472)

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5       RIGHT-OF-USE ASSETS (cont.)

	Leases of office and service outlets	Motor vehicle	Machinery	Total
	RM	RM	RM	RM
As of March 31, 2025	2,764,695	265,000	1,264,000	4,293,695
Accumulated depreciation
As of April 1, 2024	519,854	4,417	30,900	555,171
Charge for the fiscal year	726,384	53,000	108,025	887,409
Derecognition	(279,099)	—	—	(279,099)
As of March 31, 2025	967,139	57,417	138,925	1,163,481

Net carrying amount
As of March 31, 2025	1,797,556	207,583	1,125,075	3,130,214
As of March 31, 2025 (USD)	405,586	46,837	253,853	706,276

I Bella Group has leases of office and service outlets that run for 2 to 3 years. The leases of office and service outlets contain extension options exercisable by I Bella Group for another 2 to 3 years.

For the purposes of the consolidated statements of cash flows, the additions above comprise lease arrangements of RM1,236,674 together with a prepayment of RM15,370 for the fiscal year ended March 31, 2025, and a cash payment of RM51,498 and lease arrangements of RM2,983,032 for initial direct costs incurred for the fiscal year ended March 31, 2024, respectively. The right-of-use assets are amortized on a straight-line basis over the lease terms. The lease terms range from 2 to 6 years (March 31, 2025: 4 to 6 years).

As of March 31, 2025 and 2024, I Bella Group has RM Nil (USD Nil) and RM5,226 of aggregate undiscounted commitments for short-term leases, respectively.

Restriction imposed by leases

Certain leases of I Bella Group are secured over the right-of-use assets. As of March 31, 2025 and 2024, the right-of-use motor vehicle and machinery with a carrying amount of RM1,332,658 (USD300,690) and RM731,183 were secured over the lease liabilities of RM1,200,973 (USD270,977) and RM666,938, respectively. These assets will be seized and returned to the lessor in the event of default by I Bella Group.

6       DEFERRED TAX ASSETS/(LIABILITIES)

	2024	2025	2025
	RM	RM	USD
At beginning of the fiscal year	86,253	182,713	41,225
Recognized in profit or loss (Note 25)	96,460	(126,261)	(28,488)
At end of the fiscal year	182,713	56,452	12,737

Presented after appropriate offsetting:
– Deferred tax assets	802,159	620,124	139,920
– Deferred tax liabilities	(619,446)	(563,672)	(127,183)
	182,713	56,452	12,737

Represented by:
– Deferred tax assets	182,713	56,452	12,737

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6       DEFERRED TAX ASSETS/(LIABILITIES) (cont.)

The components of deferred tax assets/(liabilities) during the fiscal years prior to offsetting are as follows:

	Property, plant, and equipment	Right-of- use assets	Lease liabilities	Contract costs	Contract liabilities	Provision for restoration costs	Unabsorbed capital allowances	Unutilized tax losses	Other temporary differences	Total
	RM	RM	RM	RM	RM	RM	RM	RM	RM	RM
Deferred tax assets/(liabilities)
Balance as of April 1, 2023	(78,488)	(17,962)	16,722	(16,964)	158,321	2,253	22,371	—	—	86,253
Recognized in profit or loss (Note 25)	(47,835)	(471,898)	451,954	13,701	(50,154)	40,145	20,989	139,558	—	96,460
Balance as of March 31, 2024	(126,323)	(489,860)	468,676	(3,263)	108,167	42,398	43,360	139,558	—	182,713
Recognized in profit or loss (Note 25)	33,732	18,779	(49,236)	3,263	49,014	(499)	(43,360)	(139,558)	1,604	(126,261)
Balance as of March 31, 2025	(92,591)	(471,081)	419,440	—	157,181	41,899	—	—	1,604	56,452
Balance as of March 31, 2025 (USD)	(20,891)	(106,292)	94,639	—	35,465	9,454	—	—	362	12,737

7       INVENTORIES

	2024	2025	2025
	RM	RM	USD
At cost:
Consumables – aesthetic medical services	229,644	144,185	32,532
Products for sale	224,203	426,601	96,255
	453,847	570,786	128,787

Recognized in profit or loss:
Inventories recognized as cost of sales	2,406,404	2,270,818	512,369

8       TRADE RECEIVABLES

	2024	2025	2025
	RM	RM	USD
Third parties	66,821	66,596	15,026

These amounts represent collections in transit from financial institution.

9       OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Note	2024	2025	2025
		RM	RM	USD
Other receivables		6,674	14,828	3,346
Deposits	(i)	380,030	221,730	50,029
Prepayments		137,421	161,566	36,454
Deferred expenses	(ii)	—	1,717,536	387,531
Contract costs	(iii)	13,594	—	—
		537,719	2,115,660	477,360

____________

(i)      A total balance of RM211,930 (USD47,818) and RM162,000 relates to rental deposits paid for the leases of office and service outlets as of March 31, 2025 and 2024, respectively.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9       OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS (cont.)

(ii)     The deferred expenses of I Bella Group relate to deferred expenses incurred in connection with its proposed listing. These expenses, which include underwriting fees, professional services, and other miscellaneous costs, have been paid and capitalized under deferred expenses as of March 31, 2025. In accordance with IFRS requirements, upon completion of the listing exercise, expenses that are directly attributable to the equity issuance will be offset against equity, while the remaining portion will be recognized as an expense in profit or loss.

(iii)    Represent costs to obtain contracts comprise incremental commission fees paid as a result of obtaining sales contracts which are expected to be recovered through revenue recognition by reference to progress towards complete satisfaction of performance obligations with contract customers. These costs are subsequently expensed off as “cost of sales and services rendered” by reference to the performance to date, consistent with revenue recognition pattern. The capitalized commission fees being recognized as “cost of sales and services rendered” to profit or loss was as follows:

	2024	2025	2025
	RM	RM	USD
At beginning of the fiscal year	70,684	13,594	3,067
Recognized as commission during the fiscal year	(57,090)	(13,594)	(3,067)
At end of the fiscal year	13,594	—	—

10     RELATED PARTY DISCLOSURES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, common significant influence or joint control. Members of key management and close family members of I Bella Group are also considered as related parties.

I Bella Group’s relationships with related parties who had transactions with I Bella Group are summarized as follows:

Name	Relationship with I Bella Group
Yen Tsing Then	Chief Executive Officer, Director and Chairman of the Board of Directors
Arrow Peak Sdn Bhd	Shareholder
I Perfect Aesthetic Sdn Bhd	Yen Tsing Then is a shareholder and Director

The balances with related parties as at the fiscal year are as follows:

Related Party Name	Nature of transactions	2024	2025	2025
		RM	RM	USD
Amount due to a Director
Yen Tsing Then	Non-trade	(329,838)	(17,963)	(4,053)

Amount due to a shareholder
Arrow Peak Sdn Bhd	Non-trade	(162,300)	(1,620,481)	(365,632)

Amount due from a related party
I Perfect Aesthetic Sdn Bhd	Non-trade	325,460	—	—

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10     RELATED PARTY DISCLOSURES (cont.)

Related party transactions

Other than disclosed elsewhere in the financial statements, the significant related party transactions between I Bella Group and its related parties during the fiscal year are as follows:

	Nature of transactions	2024	2025	2025
		RM	RM	USD
Transactions with Directors
Yen Tsing Then	Advance from/ (Repayment to)	329,559	(311,875)	(70,369)
	Lease payments	(20,000)	(120,000)	(27,076)
	Dividend to	4,021,591	2,723,750	614,565
Lee Geut Lean	Repayment to	(12,000)	—	—

Transactions with a shareholder
Arrow Peak Sdn Bhd	Advance from/ (Repayment to)	162,300	(259,355)	(58,519)
	Payment on behalf relating to listing expenses	—	1,717,536	387,531
	Dividend to	—	1,626,249	366,933

Transactions with a related party
I Perfect Aesthetic Sdn Bhd	Repayment from	1,936,373	325,460	73,434
	Lease payments	(234,000)	(264,000)	(59,567)

Compensation of key management personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of I Bella Group, directly and indirectly, including any director (whether executive or otherwise) of I Bella Group.

The remuneration of the Directors of I Bella Group during the fiscal year are disclosed in Note 22(a).

11     CASH AND BANK BALANCES

	2024	2025	2025
	RM	RM	USD
Cash in hand	7,300	11,635	2,625
Cash in transit	1,453,885	14,014	3,162
Bank balances	527,808	4,202,228	948,156
	1,988,993	4,227,877	953,943

Cash in transit represents cash receipts from customers that were in transit to the bank balances as at the reporting date. The amounts were subsequently banked in after the reporting date.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12     ORDINARY SHARES

	2024	2025	2025
	RM	RM	USD
Issued and outstanding:
At beginning/end of the fiscal year	200,000	200,000	45,126
Number of shares (units)	200,000	200,000	200,000

The ordinary shares have no par value. The holders of ordinary shares are entitled to receive dividends as and when declared by I Bella. All ordinary shares carry one vote per share without restriction and rank equally with regard to the residual assets of I Bella. All the issued and outstanding ordinary shares are fully paid and non-assessable.

13     LEASE LIABILITIES

	2024	2025	2025
	RM	RM	USD
Minimum lease payments:
– not later than 1 year	884,820	1,078,747	243,400
– later than 1 year but not later than 2 years	728,820	1,156,858	261,024
– later than 2 years but not later than 5 years	1,206,403	1,015,294	229,083
– more than 5 years	60,900	—	—
	2,880,943	3,250,899	733,507
Less: Unexpired finance charges	(261,187)	(302,260)	(68,201)
	2,619,756	2,948,639	665,306

Present value of lease liabilities:
– not later than 1 year	773,793	936,939	211,403
– later than 1 year but not later than 2 years	652,204	1,057,081	238,511
– later than 2 years but not later than 5 years	1,133,738	954,619	215,392
– more than 5 years	60,021	—	—
	2,619,756	2,948,639	665,306

Represented by:
Current liabilities	773,793	936,939	211,403
Non-current liabilities	1,845,963	2,011,700	453,903
Total	2,619,756	2,948,639	665,306

I Bella Group determines the lease term of a lease as the non-cancellable period of the lease. Any differences in expectations from the original estimates would impact the carrying amounts of the lease liabilities of I Bella Group. The lease payments are discounted using the annual incremental borrowing rates of I Bella Group ranging from 3.17% to 7.21% for both the fiscal years ended March 31, 2025 and 2024.

The total cash outflows for all leases, including short-term leases, were RM1,068,815 (USD241,159) and RM501,530 for the fiscal years ended March 31, 2025 and 2024, respectively.

I Bella Group has entered into lease agreements for certain service outlets with a Director and a related party. The legal title of one of the leased properties is held in trust by a Director of I Bella on behalf of the related party. The Director is also the Director of the related party.

As of March 31, 2025 and 2024, the lease liabilities associated with these arrangements amounted to RM947,038 (USD213,682) and RM743,252 respectively.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14     PROVISION FOR RESTORATION COSTS

	2024	2025	2025
	RM	RM	USD
At beginning of the fiscal year	9,387	176,659	39,860
Recognized in right-of-use assets (Note 5)	160,643	69,430	15,666
Unwinding of interest (Note 24)	6,629	7,946	1,793
Reversal	—	(79,454)	(17,928)
At end of the fiscal year	176,659	174,581	39,391

15     TRADE PAYABLES

	2024	2025	2025
	RM	RM	USD
Third parties	151,370	140,121	31,616

The normal trade credit terms granted to I Bella Group ranging from cash on delivery to 60 days for both fiscal years ended March 31, 2025 and 2024.

16     OTHER PAYABLES, ACCRUALS AND DEPOSITS

	2024	2025	2025
	RM	RM	USD
Other payables	116,352	52,873	11,930
Accruals	329,574	433,969	97,917
Deposits received	1,400	2,800	632
	447,326	489,642	110,479

17     CONTRACT LIABILITIES

	2024	2025	2025
	RM	RM	USD
Aesthetic medical services	450,696	654,922	147,771

Contract liabilities mainly relate to advance consideration received from customers at inception of contracts, for services which have not been rendered as at the reporting date.

Movement of contract liabilities is as follows:

	2024	2025	2025
	RM	RM	USD
At beginning of the fiscal year	659,671	450,696	101,691
Collection during the fiscal year	14,120,936	18,218,963	4,110,777
Revenue recognized during the fiscal year (Note 18)	(14,329,911)	(18,014,737)	(4,064,697)
At end of the fiscal year	450,696	654,922	147,771

The remaining unsatisfied performance obligation are expected to be recognized as revenue within next 1 year.

18     REVENUE

	2024	2025	2025
	RM	RM	USD
Revenue from contracts with customers
– Aesthetic medical services	14,329,911	18,014,737	4,064,697
– Sale of goods	825,702	580,691	131,022
	15,155,613	18,595,428	4,195,719

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19     COST OF SALES AND SERVICES RENDERED

	2024	2025	2025
	RM	RM	USD
Cost of goods sold	2,407,774	2,482,818	560,203
Employee benefits expense [Note (a)]	2,864,413	3,513,788	792,821
Depreciation of property, plant, and equipment	54,203	62,445	14,090
Depreciation of right-of-use assets	30,900	108,025	24,374
Others	106,102	94,706	21,369
	5,463,392	6,261,782	1,412,857

(a)    Employee benefits expense:

	2024	2025	2025
	RM	RM	USD
Staff costs:
– Salaries, wages, commissions, bonuses and others	2,607,343	3,166,768	714,523
– Defined contribution plan	236,402	317,794	71,704
– Social security contributions	18,664	26,313	5,937
– Contributions to employee insurance system	2,004	2,913	657
	2,864,413	3,513,788	792,821

20     OTHER INCOME

	2024	2025	2025
	RM	RM	USD
Gain on disposal of property, plant, and equipment	24,970	—	—
Gain on lease termination	—	73,978	16,692
	24,970	73,978	16,692

21     SELLING EXPENSES

	2024	2025	2025
	RM	RM	USD
Advertisement	79,543	442,506	99,843
Copywriter fee	—	1,130	255
Marketing and promotion	77,978	151,853	34,263
	157,521	595,489	134,361

22     GENERAL AND ADMINISTRATIVE EXPENSES

	2024	2025	2025
	RM	RM	USD
Auditors’ remuneration
– current year	75,000	96,000	21,661
– others	15,000	(2,000)	(451)
Depreciation of property, plant, and equipment	395,197	661,855	149,335
Depreciation of right-of-use assets	486,851	779,384	175,854
Employee benefits expense [Note (a)]	1,648,395	1,792,211	404,380
Expenses relating to short-term leases	—	31,891	7,196
Professional fee	191,327	221,832	50,052
Others	489,510	880,066	198,570
	3,301,280	4,461,239	1,006,597

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22     GENERAL AND ADMINISTRATIVE EXPENSES (cont.)

(a)    Employee benefits expense:

	2024	2025	2025
	RM	RM	USD
Staff costs:
– Salaries, wages, commissions, bonuses and others	1,073,436	1,142,635	257,814
– Defined contribution plan	154,951	149,269	33,680
– Social security contributions	14,095	15,712	3,545
– Contributions to employee insurance system	1,554	1,719	388
	1,244,036	1,309,335	295,427

Directors’ remuneration:
– Salaries	360,000	430,000	97,022
– Defined contribution plan	43,200	51,600	11,643
– Social security contributions	1,040	1,145	258
– Contributions to employee insurance system	119	131	30
	404,359	482,876	108,953
	1,648,395	1,792,211	404,380

23     OTHER EXPENSES

	2024	2025	2025
	RM	RM	USD
Penalty	9,424	1,576	355
Goodwill written off	26,564	—	—
Real property gain tax	14,881	—	—
Stamp duty and stamping fee	3,892	1,835	414
Write off of property, plant, and equipment	—	13,707	3,093
Write off of deposit	—	50,000	11,282
	54,761	67,118	15,144

24     FINANCE COSTS

	2024	2025	2025
	RM	RM	USD
Interest expense on:
– Interest liabilities	68,578	149,030	33,626
– Term loan	36,557	—	—
Unwinding of interest on provision for restoration costs (Note 14)	6,629	7,946	1,793
	111,764	156,976	35,419

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25     TAX EXPENSE

	2024	2025	2025
	RM	RM	USD
Current tax:
– Current year	1,493,671	1,638,222	369,636
– Underprovision in prior year	64,497	151,841	34,260
	1,558,168	1,790,063	403,896

Deferred tax (Note 6):
– Relating to origination and reversal of temporary differences	(96,460)	116,673	26,325
– Underprovision in prior year	—	9,588	2,163
	(96,460)	126,261	28,488
Tax expense for the fiscal year	1,461,708	1,916,324	432,384

Tax expense is calculated at the rate prevailing in the jurisdictions of I Bella Group’s operations.

The reconciliation from the tax amount at statutory income tax rate to I Bella Group’s tax expense are as follows:

	2024	2025	2025
	RM	RM	USD
Profit before tax	6,091,865	7,126,802	1,608,033

Tax at Malaysian statutory income tax rate of 24%	1,462,048	1,710,433	385,929
Effect of income subject to preferential tax rate	(45,000)	(135,000)	(30,460)
Tax effect on:
– non-deductible expenses	91,933	179,462	40,492
– non-taxable income	(5,993)	—	—
Utilization of previously unrecognized tax losses	(101,615)	—	—
Utilization of previously unrecognized capital allowances	(4,162)	—	—
Underprovision of income tax expense in prior year	64,497	151,841	34,260
Underprovision of deferred tax in prior year	—	9,588	2,163
Tax expense for the fiscal year	1,461,708	1,916,324	432,384

The availability of the unutilized tax losses will be subject to Inland Revenue Board discretion and approval to offset against future taxable profit. The unutilized tax losses will be allowed to be carried forward for 10 consecutive years of assessment (“YA”) deemed to be effective from YA2019.

26     DIVIDENDS

During the fiscal years ended March 31, 2025 and 2024, dividends were declared and paid to original shareholders prior to the completion of reorganization at an average of RM0.29 per share (total dividend declared: RM4,349,999; total dividend paid: RM2,849,999) and RM0.23 per share (total dividend declared and paid: RM4,021,591), respectively. As of March 31, 2025, there was outstanding dividend payable of RM1,500,000 (USD338,448), which has subsequently been paid on April 3, 2025.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27     EARNINGS PER SHARE

(a)     Basic

Basic earnings per ordinary shares for the fiscal year ended are calculated by dividing earnings for the fiscal year attributable to owners of I Bella by the weighted average number of ordinary shares during the fiscal year.

	2024	2025	2025
	RM	RM	USD
Profit for the fiscal year attributable to the owners of I Bella	4,724,801	5,210,478	1,175,649
Weighted average number of ordinary shares in issue	19,687,500	19,687,500	19,687,500
Basic earnings per ordinary shares	0.24	0.26	0.06

(b)    Diluted

Diluted earnings per ordinary share equals basic earnings per ordinary share as there is no dilutive potential ordinary shares outstanding during the fiscal year.

28     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

I Bella Group’s activities expose it to various risks, including market risk (comprising currency risk and interest rate risk), credit risk and liquidity risk. I Bella Group’s overall risk management strategy aims to minimize any adverse effects from the unpredictability of financial markets on its financial performance.

	2024	2025	2025
	RM	RM	USD
Financial assets

Financial assets at amortized cost
Trade receivables	66,821	66,596	15,026
Other receivables and deposits*	386,704	236,558	53,375
Amount due from a related party	325,460	—	—
Cash and bank balances	1,988,993	4,227,877	953,943
	2,767,978	4,531,031	1,022,344

Financial liabilities

Financial liabilities at amortized cost
Trade payables	151,370	140,121	31,616
Other payables, accruals and deposits	447,326	489,642	110,479
Amount due to a Director	329,838	17,963	4,053
Amount due to a shareholder	162,300	1,620,481	365,632
Lease liabilities	2,619,756	2,948,639	665,306
	3,710,590	5,216,846	1,177,086

____________

*        Excluded prepayments and contract costs.

(a)    Foreign currency risk

The operating activities are transacted in RM. Foreign exchange risk may arise from future commercial transactions, and from fluctuations and the degree of volatility of foreign exchange rates between USD and RM.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

(b)    Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. I Bella Group’s exposure to credit risk arises principally from its receivables. There are no significant changes as compared to prior year.

Trade receivables

Trade receivables are represented by credit card sales receivable from banks and financial institutions. At the reporting date, the maximum exposure to credit risk is represented by their carrying amounts in the statements of financial position. These banks and financial institutions have low credit risks. Hence, a loss allowance is not necessary.

Impairment losses

The following table provides information about the exposure to credit risk for trade receivables as at the reporting date which are grouped together as they are expected to have similar risk nature.

	2024	2025	2025
	RM	RM	USD
Neither past due nor impaired	66,821	66,596	15,026

Receivables that are neither past due nor impaired

Trade receivables that are neither past due nor impaired are creditworthy banks and financial institutions. Subsequent to the fiscal year, the trade receivable balance has been fully collected.

Other receivables and deposits

ECL of other receivables is determined on an individual basis after considering the financial strength of the respective debtors. As at the end of the reporting period, the maximum exposure to credit risk is represented by their carrying amounts in the statements of financial position.

Credit risk on deposits mainly arises from refundable deposits paid to landlords as security and utilities deposits for rental premises, which are expected to be recovered upon termination of the related services, and thus are considered to have low credit risk.

As at the end of the reporting period, no allowance for doubtful debts is deemed necessary in respect of other receivables and deposits that are neither past due nor impaired, as these mainly relate to debtors with good payment records and rental premises that are still in use.

Amount due from a related party

I Bella Group provides unsecured advances to a related party. I Bella Group monitors the related party’s ability to repay the advances on an individual basis.

As at the end of the reporting period, the maximum exposure to credit risk is represented by the carrying amount of the advances in the consolidated statements of financial position. The advances are not secured by any collateral nor supported by any other credit enhancements.

Generally, I Bella Group considers advances to the related party to have low credit risk. I Bella Group assumes a significant increase in credit risk when the related party’s financial position deteriorates significantly. Since I Bella Group can determine or influence the timing of payments on the related party’s advances when they become payable, I Bella Group considers the advances to be credit impaired when the related party is unlikely to repay them in full due to insufficient highly liquid resources at the time the advances are demanded.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

I Bella Group determines the probability of default for these advances individually using internal information available.

As at the year end, there were no indications of impairment loss in respect of these amounts.

Cash and cash equivalents

The cash and cash equivalents are held with banks and financial institutions. As at the reporting date, the maximum exposure to credit risk is represented by their carrying amounts in the statements of financial position. These banks and financial institutions have low credit risks. Hence, a loss allowance is not necessary.

(c)     Liquidity risk

Liquidity risk is the risk that I Bella Group will encounter difficulty in meeting financial obligations associated with financial liabilities. I Bella Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities.

I Bella Group’s liquidity risk management policy is to manage its debt maturity profile, operating cash flows and the availability of funding so as to ensure that refinancing, repayment and funding needs are met. In addition, I Bella Group maintains sufficient levels of cash and available banking facilities at a reasonable level to its overall debt position to meet its working capital requirement.

I Bella Group practices prudent risk management by maintaining sufficient cash balances.

Analysis of financial instruments by remaining contractual maturities

The table below summarizes the maturity profile of I Bella Group’s financial liabilities at the reporting date based on contractual undiscounted repayment obligations.

			Contractual Cash Flows
	Carrying amount	Contractual cash flows	On demand or within 1 year	1 to 2 years	2 to 5 years	More than 5 years
	RM	RM	RM	RM	RM	RM
March 31, 2024
Trade payables	151,370	151,370	151,370	—	—	—
Other payables, accruals and deposits	447,326	447,326	447,326	—	—	—
Amount due to a Director	329,838	329,838	329,838	—	—	—
Amount due to a shareholder	162,300	162,300	162,300	—	—	—
Lease liabilities	2,619,756	2,880,943	884,820	728,820	1,206,403	60,900
	3,710,590	3,971,777	1,975,654	728,820	1,206,403	60,900

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

			Contractual Cash Flows
	Carrying amount	Contractual cash flows	On demand or within 1 year	1 to 2 years	2 to 5 years	More than 5 years
	RM	RM	RM	RM	RM	RM
March 31, 2025
Trade payables	140,121	140,121	140,121	—	—	—
Other payables, accruals and deposits	489,642	489,642	489,642	—	—	—
Amount due to a Director	17,963	17,963	17,963	—	—	—
Amount due to a shareholder	1,620,481	1,620,481	1,620,481	—	—	—
Lease liabilities	2,948,639	3,250,899	1,078,747	1,156,858	1,015,294	—
	5,216,846	5,519,106	3,346,954	1,156,858	1,015,294	—

March 31, 2025 (USD)
Trade payables	31,616	31,616	31,616	—	—	—
Other payables, accruals and deposits	110,479	110,479	110,479	—	—	—
Amount due to a Director	4,053	4,053	4,053	—	—	—
Amount due to a shareholder	365,632	365,632	365,632	—	—	—
Lease liabilities	665,306	733,507	243,400	261,024	229,083	—
	1,177,086	1,245,287	755,180	261,024	229,083	—

(d)    Capital risk management

I Bella Group manages its capital to ensure that I Bella Group will be able to maintain an optimal capital structure so as to support its business and maximize shareholder value. To achieve this objective, I Bella Group may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

I Bella Group monitors its capital using debt-to-equity ratio, which is the total debts divided by total equity. Total debts include lease liabilities and borrowing whilst total equity is equity attributable to Owners of I Bella Group. The debt-to-equity ratio is not governed by IFRS and its definition and calculation may vary from others.

The debt-to-equity ratios at end of the reporting year are as follows:

	2024	2025	2025
	RM	RM	USD
Lease liabilities (Note 13)	2,619,756	2,948,639	665,306
Total equity attributable to the Owners of I Bella Group	4,588,834	5,449,313	1,229,538
Debt-to-equity ratio (times)	0.57	0.54	0.54

There were no changes in I Bella Group’s approach to capital management during the fiscal year.

I Bella Group is not subject to any externally imposed capital requirements.

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29     SEGMENTS OPERATIONS

An operation segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity whose operating results are reported to the chief operating decision maker (“CODM”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

I Bella Group operates predominantly in one business segment in Malaysia. Accordingly, the information by business and geographical segments is not presented.

There is no single customer that contributed 10% or more to I Bella Group’s revenue.

30     CAPITAL COMMIMENTS

I Bella Group has committed to the following as at reporting date:

	2024	2025	2025
	RM	RM	USD
Authorized and contracted for:
Plant and equipment
Renovation	—	330,000	74,458
Less: Payment made	—	(100,000)	(22,563)
	—	230,000	51,895

31     CONTINGENCIES

In the opinion of management, no pending or known threatened claims, actions or proceedings against I Bella Group which are expected to have a material adverse effect on its financial position, results of operations or cash flows. There is no contingency existing as of March 31, 2025 and 2024.

32     ACQUISITION OF A SUBSIDIARY

On November 10, 2023, I Bella acquired 100 ordinary shares representing the entire paid-up share capital of IBI for a consideration of RM100. Consequently, IBI became a wholly-owned subsidiary of I Bella. For accounting purposes, the cut-off was taken on October 31, 2023.

(i)     The fair value of the identifiable assets acquired and liabilities assumed of IBI as at the date of acquisition were as follows:

As of October 31, 2023
RM
Identifiable net assets acquired and liabilities assumed:
Plant and equipment	342,000
Other receivables and deposits	30,500
Cash and bank balances	147,533
Other payables and accruals	(546,497)
Fair value of net identifiable liabilities acquired	(26,464)

I BELLA SDN BHD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32     ACQUISITION OF A SUBSIDIARY (cont.)

(ii)    The effects of acquisition of a subsidiary are as follows:

RM
Net cash inflow arising from acquisition of a subsidiary
Fair value of consideration transferred	(100)
Less: Cash and cash equivalents of the subsidiary acquired	147,533
147,433

Goodwill arising from business combination
Fair value of consideration transferred	(100)
Less: Fair value of net identifiable liabilities acquired	(26,464)
Goodwill on consolidation	(26,564)

Goodwill acquired through business combination arises solely from a cash-generating unit, which is represented by IBI. The goodwill amounting to RM26,564 was written off and recognized in the line item of “other expenses” in the consolidated statements of comprehensive income of I Bella Group for the fiscal year ended March 31, 2024.

33     COMPARATIVE FIGURES

The comparative figures in the consolidated statement of cash flows have been reclassified to conform with the current period’s presentation. This reclassification pertains to the repayment from related parties, which has been moved from financing cash flows to investing cash flows. The reclassification has been applied retrospectively and has no impact on the total cash flows or I Bella Group’s financial position.

	As previously reported	As reclassed
	RM	RM
Consolidated statement of cash flows
Cash flows from Investing Activities
Repayment from related parties	—	1,936,373
Cash flows from Financing Activities
Repayment from related parties	1,936,373	—

34     AUTHORIZATION OF FINANICAL STATEMENTS

These consolidated financial statements were approved for issue by the board of directors of I Bella on October 16, 2025. The board of directors has the power to amend the financial statements after issue.

Until [    ], 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

1,875,000 Class A Ordinary Shares

I Bella Perfect Inc.

Prospectus dated [        ], 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide that, we may indemnify, hold harmless and exonerate against all expenses, including legal fees, and against all judgments, fines, and amounts paid in settlement and reasonably incurred in connection with legal, administrative, or investigative proceedings any person who is or was:

(a)     a party or is threatened to be made a party to any threatened, pending, or completed proceedings, whether civil, criminal, administrative, or investigative, by reason of the fact that the person is or was a director; or

(b)    at our request, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust, or other enterprise.

The above does not apply unless the person acted honestly and in good faith and in what he or she believed to be in our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful.

For the purposes of the above, a director acts in our best interests if he or she acts in the best interests of our parent or member (or members), in either case, in the circumstances specified in the BVI Act, as the case may be.

The decision of our directors as to whether the person acted honestly and in good faith and with a view to our best interests and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of our articles of association, unless a question of law is involved.

The termination of any proceedings by any judgment, order, settlement, conviction, or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to our best interests or that the person had reasonable cause to believe that his or her conduct was unlawful.

We may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any indemnified person who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another enterprise, against any liability asserted against the person and incurred by him in that capacity, whether or not the Company has or would have had the power to indemnify him against the liability as provided in the memorandum and articles of association.

The indemnification and advancement of expenses provided by, or granted pursuant to our memorandum and articles of association is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested directors, or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a Director.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.2 to this Registration Statement, we have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Class A Ordinary Shares
Yen Tsing Then(1)	May 8, 2025	1	$0.0001

____________

(1)      Pursuant to the board resolutions dated July 20, 2025, the one Class A Ordinary Share held by Yen Tsing Then was cancelled on July 20, 2025 and we issued 1,595,745 Class A Ordinary Shares to Yen Tsing Then on the same day.

We completed a reorganization on July 20, 2025 and issued an aggregate of 17,187,500 Class A Ordinary Shares in exchange for 100% equity interest of I Bella Perfect Holdings Limited and issued an aggregate of 2,500,000 Class B Ordinary Shares:

Class A Ordinary shares

Purchaser	Date of Issuance	Number and Class of Securities
Yen Tsing Then	July 20, 2025	1,595,745
Grandhill Partners Ltd	July 20, 2025	631,332
Arrow Peak Sdn. Bhd.	July 20, 2025	5,869,531
Lim Wai Hong	July 20, 2025	631,331
Fortune 300 Corporation	July 20, 2025	631,331
Vantage Strategic Holding Ltd	July 20, 2025	631,331
MVdeal Inc	July 20, 2025	2,414,984
Silkstream Inc	July 20, 2025	850,000
Loh Yim Quin	July 20, 2025	850,000
Rasa Manis Solution Sdn. Bhd.	July 20, 2025	850,000
Nicerin Ltd	July 20, 2025	850,000
Lee Guat Bee	July 20, 2025	850,000
Leow Chi Jung	July 20, 2025	531,915

Class B Ordinary shares

Purchaser	Date of Issuance	Number and Class of Securities
Arrow Peak Sdn. Bhd.	July 20, 2025	2,500,000

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)     The undersigned registrant hereby undertakes that:

(1)    to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4)    to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)     if the issuer is relying on Rule 430B:

(A)    each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     any preliminary prospectus or prospectus of the undersigned Registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii)    any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)   any other communication that is an offer in the offerings made by the undersigned Registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes that:

(1)    for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Description
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, currently in effect
4.1*	Specimen Certificate for Class A Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the Class A Ordinary Shares being registered
10.1*	Lease Agreement between Yen Tsing Then and I Bella Sdn Bhd dated April 1, 2025
10.2*	Lease Agreement between Yen Tsing Then and I Bella (Setia Alam) Sdn Bhd dated February 1, 2025
10.3*	Lease Agreement between GLOBALL HARDWARE & MACHINERY SDN. BHD and I Bella Inspire Sdn Bhd dated September 27, 2023
10.4*	Person Acting in Concert (PAC) agreement between Yen Tsing Then and Poh Mei Lai dated May 8, 2025
10.5*	Rejuran Sales Agreement, dated as of March 14, 2024, between Elogio Asia Pacific Sdn. Bhd and I Bella Sdn Bhd
21.1*	List of Subsidiaries
23.1*	Consent of Onestop Assurance PAC
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Teh & Lee
23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Audit Committee Charter
99.3*	Compensation Committee Charter
99.4*	Nominating and Corporate Governance Committee Charter
99.5*	Consent of [ ]
99.6*	Consent of [ ]
99.7*	Consent of [ ]
99.8*	Consent of Protégé Associates
99.9*	Compensation Recovery Policy
107*	Filing Fee Table

____________

*        To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Kuala Lumpur, Malaysia, on [    ], 2025.

I Bella Perfect Inc.
By:
Yen Tsing Then
Chief Executive Officer, Director, and Chairperson of the Board of Directors
(Principal Executive Officer)

Power of Attorney

Each person whose signature appears below constitutes and appoints Yen Tsing Then as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer, Director, and Chairperson	[ ], 2025
Name: Yen Tsing Then	of the Board of Directors (Principal Executive Officer)
	Chief Financial Officer	[ ], 2025
Name: [CFO]	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of [    ], has signed this registration statement or amendment thereto in [    ] on [    ], 2025.

[ ]
Authorized U.S. Representative
By:	[ ]
Name:	[ ]
Title:	[ ]